As filed with the Securities and Exchange Commission on November 18, 1997
                           Registration No. 333-32531

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington. D.C. 20549

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

               AUL AMERICAN INDIVIDUAL VARIABLE LIFE UNIT TRUST OF
                     AMERICAN UNITED LIFE INSURANCE COMPANY(R)
                              (Exact Name of Trust)

                    AMERICAN UNITED LIFE INSURANCE COMPANY(R)
                               (Name of Depositor)

                               One American Square
                        Indianapolis, Indiana 46282
               (Address of Depositor's Principal Executive Office)

                              John C. Swhear, Esq.
                                     Counsel
                    American United Life Insurance Company(R)
                               One American Square
                        Indianapolis, Indiana 46206-0368
               (Name and Address of Agent for Service of Process)

                                   Copies to:
                                Jeffrey S. Puretz
                          Dechert Price & Rhoads
                              1500 K Street, N.W.
                             Washington, D.C. 20005


          Title of securities being registered: Interests in the Separate Account under Flexible Premium Adjustable Variable Life Insurance Policies.


          Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement. The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

               AUL American Individual Variable Life Unit Trust of
                    American United Life Insurance Company(R)

                           Flexible Premium Adjustable
                        Variable Life Insurance Policies

                             RECONCILIATION AND TIE

                  (Form N-8B-2 Items required by Instruction as
                         to the Prospectus in Form S-6)


Form N-8B-2                                                    Form S-6
Item Number                                              Heading in Prospectus

1.       (a) Name of trust............................   Prospectus front cover

         (b) Title of securities issued..............    Prospectus front cover

2.       Name and address of each depositor..........    Prospectus front cover

3.       Name and address of trustee.................    N/A

4.       Name and address of each principal
           underwriter...............................    Sale of the Policies

5.       State of organization of trust..............    Separate Account

6.       Execution and termination of trust
           agreement.................................    Separate Account

9.       Litigation.................................     Other Information About the
                                                          Policies and AUL - Litigation

                      II. General Description of the Trust
                           and Securities of the Trust

10.      (a)      Registered or bearer                    Summary and Diagram
                    securities........................     of the Policy

         (b)      Cumulative or distributive              Summary and Diagram
                    securities.........................    of the Policy

                                       i


         (c)   Withdrawal or Redemption...............    Cash Benefits - Policy Loans; Cash
                                                            Benefits - Surrendering the Policy for
                                                            Net Cash Value

         (d)   Conversion, transfer, etc................   Premium Payments and Allocations -
                                                            Transfer Privilege; Premium Payments and Allocations
                                                            - Dollar Cost Averaging Program;
                                                            Premium Payments and Allocations -
                                                            Portfolio Rebalancing Program; Cash Benefits
                                                            - Policy Loans; Cash Benefits - Partial
                                                            Surrenders; Other Policy Benefits and
                                                            Provisions Exchange for Paid-Up Policy

         (e)  Lapse or Default..........................    Premium Payments and Allocations - Premium Payments to Prevent Lapse;
                                                             Other Policy Benefits and Provisions - Reinstatement

         (f)  Voting rights.............................    Other Information About the Policies and AUL - Voting Rights

         (g)  Notice to security holders...............     Other Policy Benefits and Provisions -
                                                             Changes in the Policy or Benefits;
                                                             Other Policy Benefits and Provisions
                                                             Reports to Policy Owners; Other
                                                             Information About the Policies and
                                                             AUL  - Addition, Deletion or
                                                             Substitution of Investments

         (h)  Consents required........................     Other Information About the
                                                              Policies and AUL  - Voting Rights;
                                                              Other Policy Benefits and Provisions
                                                              - Changes in the Policy or
                                                              Benefits; Other Information About
                                                              the Policies and AUL  - Voting
                                                              Rights; Other Information About
                                                              the Policies and AUL  - Addition,
                                                              Deletion or Substitution of Investments
                                       ii




         (i)  Other provisions.........................     Premium Payments and Allocations; Charges and Deductions;
                                                             Death Benefits and Changes in Face Amount; Cash
                                                             Benefits; Summary and Diagram of the
                                                             Policy; Fixed Account

11.      Type of securities comprising units...........     Prospectus front cover; General
                                                             Information About AUL, the Separate
                                                             Account and the Funds

12.      Certain information regarding periodic
          payment plan certificates....................     General Information About AUL, the
                                                             Separate Account and the Funds- The Funds

13.      (a)      Load, fees, expenses, etc.............    Charges and Deductions

         (b)      Certain information regarding
                    periodic payment plan
                    certificates........................    N/A

         (c)      Certain percentages...................    Charges and Deductions

         (d)      Certain other fees, etc...............    Charges and Deductions

         (e)      Certain other profits or benefits.....    Premium Payments and Allocations
                                                             - Transfer Privilege;  Fixed Account
                                                             Transfers from Fixed Account; Illustrations
                                                             of Account Values,  Cash Values,
                                                             Death Benefits and Accumulated
                                                             Premium Payments

         (f)     Other benefits..........................   General Information About AUL, the
                                                             Separate Account and the Funds - The Funds

         (g)     Ratio of annual charges to
                  income..................................  N/A

                                      iii





14.      Issuance of trust's securities................     Summary and Diagram of the Policy; Premium Payments
                                                             and Allocations

15.      Receipt and handling of payments                   Premium Payments and
           from purchasers.............................      Allocations

16.      Acquisition and disposition of                     General Information About AUL,
           underlying securities ......................      the Separate Account and the Funds; Charges and
                                                             Deductions- Fund Expenses

17.      Withdrawal or redemption......................     Premium Payments and Allocations-Transfer
                                                             Privilege; Fixed Account Transfers from
                                                             Fixed Account; Fixed Account - Payment
                                                             Deferral; Charges and Deductions -
                                                             Surrender Charge; Cash Benefits -
                                                             Surrendering the Policy for Net Cash Value;
                                                             Cash Benefits - Policy Loans; Cash Benefits
                                                             - Partial Surrenders; Cash Benefits -
                                                             Settlement Options; Other Information
                                                             About the Policies and AUL  - Reinstatement

18.      (a)     Receipt, custody and                        General Information About AUL,
                  disposition of income ...............      the Separate Account and the
                                                              Funds - Separate Account; Other
                                                              Policy Benefits and Provisions -
                                                              Dividends; Tax Considerations

         (b)      Reinvestment of
                    distributions......................      N/A

         (c)      Reserves or special funds............      N/A

         (d)      Schedule of distributions............      N/A

19.      Records, accounts and reports.................      Other Policy Benefits and Provisions - Reports to Policy Owners

                                       iv



20.      Certain miscellaneous provisions
           of trust agreement:

         (a)      Amendment............................     N/A

         (b)      Termination..........................     N/A

         (c)      and (d) Trustee, removal and
                    successor..........................     N/A

         (e)      and (f) Depositors, removal
                    and successor......................     N/A

21.      Loans to security holders.....................     Cash Benefits - Policy Loans

22.      Limitations on liability......................     N/A

23.      Bonding arrangements..........................     N/A

24.      Other material provisions of
           trust agreement..............................    Other Information About the
                                                             Policies and AUL

                        III. Organizations, Personnel and
                             Affiliated Persons of Depositor

25.      Organization of depositor.....................     AUL

26.      Fees received by depositor

         (a)      Under the policies...................     N/A

         (b)      From the Funds.......................     General Information About AUL, the
                                                             Separate Account and the Funds - The Funds

27.      Business of depositor.........................     General Information About AUL, the
                                                             Separate Account and the Funds - AUL

28.      Certain information as to officials
          and affiliated persons of depositor..........     Other Information About the
                                                             Policies and AUL - AUL Directors and
                                                              Executive Officers
                                       v

29.      Voting securities of depositor................     N/A

30.      Persons controlling depositor.................     N/A

31.      Payments by depositor for certain
           services rendered to trust..................     N/A

32.      Payments by depositor for certain
           other services rendered to
           trust.......................................     N/A

33.      Remuneration of employees of
           depositor for certain services
           rendered to trust...........................     N/A

34.      Remuneration of other persons
           for certain services rendered
           to trust....................................     N/A

                  IV. Distribution and Redemption of Securities

35.      Distribution of trust's securities
           by states...................................     N/A

37.      Revocation of authority to
           distribute..................................     N/A

38.      (a)   Method of distribution..................     Other Information About the Policies
                                                             and AUL - Sale of the Policies

         (b)   Underwriting agreements.................     Other Information About the Policies
                                                             and AUL - Sale of the Policies

         (c)   Selling agreements......................     Other Information About the Policies
                                                             and AUL - Sale of the Policies

39.      (a)      Organization of principal
                    underwriters.......................     See Item 25


                                       vi




         (b)      N.A.S.D. membership of
                   principal underwriters..............     Other Information About the Policies
                                                             and AUL - Sale of the Policies

40.      Certain fees received by principal
           underwriters................................     See Item 26

41.      (a)      Business of each principal
                    underwriter........................     See Item 27

42.      Ownership of trust's securities
           by certain persons..........................     N/A

43.      Certain brokerage commissions
           received by principal
           underwriters................................     N/A

44.      (a)      Method of valuation..................     How Your Account Values Vary

         (b)      Schedule as to offering
                    price..............................     Charges and Deductions

         (c)      Variation in offering price
                    to certain persons.................     Charges and Deductions

45.      Suspension of redemption rights...............      N/A

46.      (a)  Redemption Valuation.....................      How Your Account Value Varies; Cash
                                                              Benefits - Surrender Charge

         (b)  Schedule as to redemption
               price....................................     Cash Benefits - Surrender Charge

47.      Maintenance of position in
          underlying securities........................      General Information About AUL,
                                                              the Separate Account and the
                                                              Funds Separate Account; General
                                                              Information About AUL, the
                                                              Separate Account and the Funds
                                                              -  The Funds; Premium Payments
                                                              and Allocations - Premium Allocations
                                                              and Crediting
                                      vii

               V. Information Concerning the Trustee or Custodian

48.      Organization and regulation of
           trustee.....................................     N/A

49.      Fees and expenses of trustees.................     N/A

50.      Trustee's lien................................     N/A

                     VI. Information Concerning Insurance of
                              Holders of Securities

51.      Insurance of holders of trust's                    Summary and Diagram of the
          securities...................................      Policy; General Information
                                                             About AUL, the Separate Account and the
                                                             Funds; Death Benefit and Changes in
                                                             Face Amount; Cash Benefits; Other
                                                             Policy Benefits and Provisions; Other
                                                             Information About the Policies and AUL;
                                                             Premium Payments and Allocations

52.      (a)      Provisions of trust agreement
                    with respect to selection or
                    elimination of underlying
                    securities.........................     Other Information About the Policies
                                                              and AUL - Addition, Deletion or
                                                              Substitution of Investments; General
                                                              Information About AUL, the Separate
                                                              Account and the Funds

         (b)      Transactions involving elimination
                    of underlying securities...........     N/A

         (c)      Policy regarding substitution
                    or elimination of under-
                    lying securities...................    See Item 52(a)

         (d)      Fundamental policy not other-
                    wise covered.......................    N/A

53.      Tax status of trust...........................    Tax Considerations

                                      viii



                   VIII. Financial and Statistical Information

54.      Trust's securities during last
           ten years...................................     N/A

55.      Trust's securities during last
           ten years...................................     N/A


                                   PROSPECTUS

           FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY

                    American United Life Insurance Company(R)
                               One American Square
                           Indianapolis, Indiana 46282


This Prospectus describes a flexible premium adjustable variable life insurance policy (the "Policy") offered by American United Life Insurance Company(R) ("AUL," "we," "us" or "our"). The Policy is designed to provide insurance protection on the Insured (or Insureds if you choose the Last Survivor Rider) named in the Policy, and at the same time provide you with the flexibility to vary the amount and timing of premium payments and to change the amount of death benefits payable under the Policy. This flexibility allows you to provide for your changing insurance needs under a single insurance Policy.

You also have the opportunity to allocate Net Premiums and Account Value to one or more Investment Accounts of the AUL American Individual Variable Life Unit Trust (the "Separate Account") and to AUL's general account (the "Fixed Account"), within limits. This Prospectus generally describes only that portion of the Account Value allocated to the Separate Account. For a brief summary of the Fixed Account, see "Fixed Account." The assets of each Investment Account are invested in a corresponding mutual fund portfolio (each, a "Portfolio") of AUL American Series Fund, Inc., Alger American Portfolio, American Century Variable Portfolios, Inc., Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, and T. Rowe Price Equity Series, Inc. (each a "Fund"). Each Fund, and its Portfolio(s), is managed by the investment adviser shown below:

Fund                                                Investment Adviser

AUL American Series Fund, Inc.                      AUL
     AUL American Equity Portfolio
     AUL American Bond Portfolio
     AUL American Money Market Portfolio
     AUL American Managed Portfolio

Alger American Fund                                 Fred Alger & Company
     Alger American Growth Portfolio

American Century Variable Portfolios, Inc.          American Century Investment Management, Inc.
     American Century VP Capital Appreciation Portfolio
     American Century VP International Portfolio


Fidelity Variable Insurance Products Fund           Fidelity Management & Research Company
     VIP Equity-Income Portfolio
     VIP Growth Portfolio
     VIP High Income Portfolio
     VIP Money Market Portfolio
     VIP Overseas Portfolio

Fidelity Variable Insurance Products Fund II        Fidelity Management & Research Company
     VIP II Asset Manager Portfolio
     VIP II Contrafund Portfolio
     VIP II Index 500 Portfolio

T. Rowe Price Equity Series, Inc.                    T. Rowe Price Associates, Inc.
     T. Rowe Price Equity Income Portfolio

The prospectuses for the Funds describe their respective Portfolios, including the risks of investing in the Portfolios, and provide other information on the Funds.

You can select from two death benefit options available under the Policy: a level death benefit ("Option 1") and a death benefit that fluctuates with the Account Value ("Option 2"). AUL guarantees that the Death Benefit Proceeds will never be less than the specified Death Benefit in force (less any outstanding loan and loan interest and plus any benefits provided by rider) so long as sufficient premiums are paid to keep the Policy in force.

The Policy provides for a Net Cash Value that can be obtained by surrendering the Policy. Because this value is based on the performance of the Portfolios of the Funds, to the extent of allocations to the Separate Account, there is no guaranteed minimum Net Cash Value.

If the Net Cash Value is insufficient to cover the Monthly Deduction under the Policy, the Policy will lapse without value. However, AUL guarantees to keep the Policy in force during the Guarantee Period, so long as we receive from you the Required Premium for the Guarantee Period, and so long as certain other conditions are met. The Policy also permits loans and Partial Surrenders, within

It may not be advantageous to replace existing insurance with this Policy. Within certain limits, you may return the Policy, or exchange it for a paid-up policy for a reduced Death Benefit that provides benefits that do not vary with the investment results of a separate account.

THIS PROSPECTUS PRESENTS INFORMATION YOU SHOULD KNOW BEFORE DECIDING TO PURCHASE A POLICY. IT SHOULD BE RETAINED FOR FUTURE REFERENCE. PROSPECTUSES FOR THE FUNDS SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS. AN INVESTMENT IN THE POLICY IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, NOR IS THE POLICY FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THE POLICY INVOLVES CERTAIN RISKS, INCLUDING THE LOSS OF PREMIUM PAYMENTS (PRINCIPAL).

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   The Date of this Prospectus is __________,1997.

                               PROSPECTUS CONTENTS

                                                                          Page

DEFINITIONS OF TERMS..........................................................7

SUMMARY AND DIAGRAM OF THE POLICY............................................11

GENERAL INFORMATION ABOUT AUL, THE SEPARATE ACCOUNT AND THE FUNDS............15
         AUL.................................................................15
         Separate Account....................................................15
         The Funds...........................................................16

PREMIUM PAYMENTS AND ALLOCATIONS.............................................20
         Applying for a Policy...............................................20
         Right to Examine Policy.............................................20
         Premiums............................................................21
         Premium Payments to Prevent Lapse...................................22
         Premium Allocations and Crediting...................................23
         Transfer Privilege..................................................24
         Dollar Cost Averaging Program.......................................25
         Portfolio Rebalancing Program.......................................27

FIXED ACCOUNT................................................................27
         Minimum Guaranteed and Current Interest Rates.......................27
         Calculation of the Fixed Account Value..............................28
         Transfers from the Fixed Account....................................28
         Payment Deferral....................................................28

CHARGES AND DEDUCTIONS.......................................................28
         Premium Expense Charges.............................................28
         Monthly Deduction...................................................28
         Mortality and Expense Risk Charge...................................30
         Surrender Charge....................................................30
         Taxes...............................................................32
         Special Uses........................................................32
         Fund Expenses.......................................................32

HOW YOUR ACCOUNT VALUES VARY.................................................32
         Determining the Account Value.......................................33
         Cash Value and Net Cash Value.......................................34

DEATH BENEFIT AND CHANGES IN FACE AMOUNT.....................................34
         Amount of Death Benefit Proceeds....................................35
         Death Benefit Options...............................................35
         Initial Face Amount and Death Benefit Option........................36
         Changes in Death Benefit Option.....................................36
         Changes in Face Amount..............................................36
         Selecting and Changing the Beneficiary..............................37

CASH BENEFITS................................................................37
         Policy Loans........................................................37
         Surrendering the Policy for Net Cash Value..........................40
         Partial Surrenders..................................................40
         Settlement Options..................................................41
         Specialized Uses of the Policy......................................42
         Life Insurance Retirement Plans.....................................42
         Risks of Life Insurance Retirement Plans............................43

ILLUSTRATIONS OF ACCOUNT VALUES, CASH VALUES, DEATH BENEFITS AND
 ACCUMULATED PREMIUM PAYMENTS................................................44

OTHER POLICY BENEFITS AND PROVISIONS.........................................62
         Limits on Rights to Contest the Policy..............................62
         Changes in the Policy or Benefits...................................62
         Change of Insured...................................................63
         Exchange for Paid-Up Policy.........................................63
         When Proceeds Are Paid..............................................63
         Dividends...........................................................64
         Reports to Policy Owners............................................64
         Assignment..........................................................64
         Reinstatement.......................................................64

TAX CONSIDERATIONS...........................................................67
         Tax Status of the Policy............................................68
         Tax Treatment of Policy Benefits....................................69
         Estate and Generation Skipping Taxes................................71
         Life Insurance Purchased for Use in Split Dollar Arrangements.......72
         Non-Individual Ownership of Contracts...............................72
         Possible Charge for AUL's Taxes.....................................72

OTHER INFORMATION ABOUT THE POLICIES AND AUL.................................73
         Policy Termination..................................................73
         Resolving Material Conflicts........................................73
         Addition, Deletion or Substitution of Investments...................73
         Voting Rights.......................................................74
         Sale of the Policies................................................75
         AUL Directors and Executive Officers................................76
         State Regulation....................................................80
         Additional Information..............................................81
         Independent Auditors................................................81
         Litigation..........................................................81
         Legal Matters.......................................................81
         Financial Statements................................................81

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, THE PROSPECTUSES OF THE FUNDS, OR THE STATEMENTS OF ADDITIONAL INFORMATION OF THE FUNDS.

                              DEFINITIONS OF TERMS

ACCOUNT VALUE

         The Account Value is the sum of your interest in the Variable Account, the Fixed Account, and the Loan Account.

AGE

         Issue Age means the Insured's age as of the Contract Date. Attained Age means the Issue Age increased by one for each complete Policy Year.

CASH VALUE

         The Cash Value is the Account Value less the Surrender Charge.

CONTRACT DATE

         The  date  from  which   Monthiversaries,   Policy  Years,  and  Policy
         Anniversaries are measured. Suicide and incontestability periods are measured from the Contract Date.

DEATH BENEFIT AND DEATH BENEFIT PROCEEDS

          This Policy has two death benefit options. The Death Benefit Proceeds are the Death Benefit less any outstanding loan and loan interest, plus any benefits provided by rider.

FACE AMOUNT

          The Face Amount shown on the Policy Data Page of the Policy, or as subsequently changed.

FIXED ACCOUNT

         An account which is part of our general account, and is not part of or dependent on the investment performance of the Variable Account.

GUARANTEE PERIOD

         The period shown on the Policy Data Page during which the Policy will remain in force if cumulative premiums less any outstanding loan and loan interest and Partial Surrenders equal or exceed the Required Premium for the Guarantee Period. The Guarantee Period terminates on any Monthiversary that this test fails.

HOME OFFICE

         One American Square, Indianapolis, Indiana 46282.

INSURED

         The insured named on the Policy Data Page of the Policy. The Insured may or may not be the Owner. An available rider provides for coverage on the lives of two Insureds.

INVESTMENT ACCOUNTS

         One or more of the subdivisions of the Separate Account. Each Investment Account is invested in a corresponding Portfolio of a particular mutual fund.

ISSUE DATE

         The date the Policy is issued.

LOAN ACCOUNT

         A portion of the Account Value which is collateral for loan amounts.

MINIMUM INSURANCE PERCENTAGE

         The minimum percentage of insurance required to qualify the Policy as life insurance under the Internal Revenue Internal Revenue Code. A table of these amounts is on the Policy Data Page of your Policy.

MODIFIED ENDOWMENT

         A classification of policies determined under the Internal Revenue Internal Revenue Code to be modified endowment contracts which affects the tax status of distributions from the Policy.

MONTHIVERSARY

         The same date of each month as the Contract Date. If a Monthiversary falls on a day which is not a Valuation Date, the processing of the Monthiversary will be the next Valuation Date.

NET CASH VALUE

         Cash Value less outstanding loans and loan interest.

NET PREMIUM

         The total premium paid reduced by premium expense charges.

OWNER

         The owner named in the application for a Policy, unless changed.

PARTIAL SURRENDER

         A withdrawal of a portion of the Account Value.

POLICY ANNIVERSARY

         The same date each year as the Contract Date.

POLICY DATA PAGE

          The Policy Data Page in your Policy, or the supplemental Policy Data Page most recently sent to you by us.

POLICY YEAR

         One year from the Contract Date and from each Policy Anniversary.

PORTFOLIO

         A separate investment fund in which the Separate Account invests.

PROPER NOTICE

         Notice that is received at our Home Office in a form acceptable to us.

REQUIRED PREMIUM FOR THE GUARANTEE PERIOD

         The amount that must be paid on a cumulative basis to keep this Policy in force during the Guarantee Period.

RISK AMOUNT

         The Death Benefit divided by 1.00246627 less the Account Value.

SEPARATE ACCOUNT

         AUL American Individual Variable Life Unit Trust. The Separate Account is segregated into several Investment Accounts each of which invests in a corresponding mutual fund portfolio.

VALUATION DATE

         Valuation Dates are the dates on which the Investment Accounts are valued. A Valuation Date is any date on which the New York Stock Exchange is open for trading and we are open for business.

VALUATION PERIOD

         A Valuation Period begins at the close of one Valuation Date and ends at the close of the next succeeding Valuation Date.

VARIABLE ACCOUNT

         The Account Value of this Policy which is invested in one or more Investment Accounts.

WE

         "We", "us" or "our" means AUL.

YOU

         "You" or "your" means the Owner of this Policy.

                        SUMMARY AND DIAGRAM OF THE POLICY


The following summary of Prospectus information and diagram of the Policy should be read in conjunction with the detailed information appearing elsewhere in this Prospectus. Unless otherwise indicated, the description of the Policy in this Prospectus assumes that the Policy is in force, that the Last Survivor Rider is not in force, and that there are no outstanding loans and loan interest.

The Policy is similar in many ways to fixed-benefit life insurance. As with fixed-benefit life insurance, typically the Owner of a Policy pays premium payments for insurance coverage on the Insured. Also, like fixed-benefit life insurance, the Policy provides for accumulation of Net Premiums and a Net Cash Value that is payable if the Policy is surrendered during the Insured's lifetime. As with fixed-benefit life insurance, the Net Cash Value during the early Policy Years is likely to be lower than the premium payments paid.

However, the Policy differs from fixed-benefit life insurance in several important respects. Unlike fixed-benefit life insurance, the Death Benefit may and the Account Value will increase or decrease to reflect the investment performance of the Investment Accounts to which Account Value is allocated. Also, there is no guaranteed minimum Net Cash Value. Nonetheless, AUL guarantees to keep the Policy in force during the Guarantee Period shown on the Policy Data Page of your Policy if, on each Monthiversary, the sum of the premiums paid to date, less any Partial Surrenders, loans and loan interest, equals or exceeds the Required Premium for the Guarantee Period (shown on the Policy Data Page of your Policy) multiplied by the number of Policy Months since the Policy Date. Otherwise, if the Net Cash Value is insufficient to pay the Monthly Deduction, the Policy will lapse without value after a grace period. See "Premium Payments to Prevent Lapse." If a Policy lapses while loans are outstanding, adverse tax consequences may result. See "Tax Considerations."

The most important features of the Policy, such as charges, cash surrender benefits, Death Benefits, and calculation of Cash Values, are summarized in the diagram on the following pages.

         Purpose of the Policy. The Policy is designed to provide long-term insurance benefits, and may also provide long-term accumulation of Cash Value. The Policy should be evaluated in conjunction with other insurance policies that you own, as well as the need for insurance and the Policy's long-term potential for growth. It may not be advantageous to replace existing insurance coverage with this Policy. In particular, replacement should be carefully considered if the decision to replace existing coverage is based solely on a comparison of Policy illustrations. See "Illustrations" and "Specialized Uses of the Policy."

         Illustrations. Illustrations included in this Prospectus or used in connection with the purchase of a Policy that illustrate Policy Cash Values and Death Benefit Proceeds for prototype insureds are based on hypothetical rates of return.

The   illustrations   show  Policy   values   based  on  current   charges  and,
alternatively, guaranteed charges. See "Illustrations of Account Values, Cash Values, Death Benefits and Accumulated Premium Payments."

         Policy Tax Compliance. AUL intends for the Policy to satisfy the definition of a life insurance policy under Section 7702 of the Internal Revenue Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). Under certain circumstances, a Policy will be treated as a Modified Endowment under federal tax law. AUL will monitor the Policies and will attempt to notify you on a timely basis if your Policy is in jeopardy of violating the federal tax definition of life insurance or becoming a Modified Endowment. However, we do not undertake to give you such notice or to take corrective action. We reserve the right to refund any premiums that may cause the Policy to become a Modified Endowment. For further discussion of the tax status of a Policy and the tax consequences of being treated as a life insurance contract or a Modified Endowment, see "Tax Considerations."

         Right to Examine Policy and Policy Exchange. For a limited time, you have the right to cancel your Policy and receive a refund. See "Right to Examine Policy." Net Premiums are generally allocated to the Fixed Account and Investment Accounts on the later of the day the "right to examine" period expires, or the date we receive the premium at our Home Office. See "Premium Allocations and Crediting."

You may exchange the Policy for a paid-up whole life policy with a level face amount, not greater than the Policy's Face Amount, that can be purchased by the Policy's Net Cash Value. See "Exchange for Paid-Up Policy."

     Owner Inquiries. If you have any questions, you may write or call our Home Office at One American Square, P.O. Box 7127, Indianapolis, Indiana 46206-7127, 1-800-863-9354.


                               Diagram of Contract

                                Premium Payments


You select a payment plan but are not required to pay premium payments according to the plan. You can vary the amount and frequency.

The Policy's minimum initial premium payment depends on the Insured's age, sex and risk class, Initial Face Amount selected, any supplemental and/or rider benefits, and any planned periodic premiums.

Unplanned premium payments may be made, within limits.

Extra premium payments may be necessary to prevent lapse.


                        Deductions from Premium Payments

For state and local premium taxes (2.5% of premium payments).

For sales charges (3.5% of each premium paid during the first ten Policy Years; 1.5% of each premium paid thereafter).


                              Net Premium Payments

You direct the allocation of Net Premium payments among 16 Investment Accounts of the Separate Account and the Fixed Account. (See rules and limits on Net Premium payment allocations.)

Each Investment Account invests in a corresponding portfolio of a mutual fund:

Mutual Fund                                       Portfolio

AUL American Series Fund, Inc.                    Equity Portfolio
                                                  Bond Portfolio
                                                  Managed Portfolio
                                                  Money Market Portfolio

Alger American Fund                               Alger American Growth Portfolio

American Century Variable Portfolios, Inc.        American Century VP Capital Appreciation Portfolio
                                                  American Century VP International Portfolio

Fidelity Variable Insurance Products Fund         VIP Equity-Income Portfolio
                                                  VIP Growth Portfolio
                                                  VIP High Income Portfolio
                                                  VIP Money Market Portfolio
                                                  VIP Overseas Portfolio

Fidelity Variable Insurance Products Fund II      VIP II Asset Manager Portfolio
                                                  VIP II Contrafund Portfolio
                                                  VIP II Index 500 Portfolio


T. Rowe Price Equity Series, Inc.                 T. Rowe Price Equity Income Portfolio

Interest is credited on amounts allocated to the Fixed Account at a minimum guaranteed rate of 3%. (See rules and limits on transfers from the Fixed Account allocations).

                                   Deductions

                               From Account Value

Monthly deduction for cost of insurance, administration fees and charges for any supplemental and/or rider benefits. Administration fees are currently $30.00 per month for the first Policy Year and $5.00 per month thereafter.

                            From Investment Accounts

Monthly charge at a guaranteed annual rate of 0.75% from the Investment Accounts during the first 10 Policy Years and 0.25% thereafter. This charge is not deducted from the Fixed Account value.

Investment advisory fees and operating expenses are deducted from the assets of each Portfolio.

                                  Account Value

Account Value is equal to Net Premiums, as adjusted each Valuation Date to reflect Investment Account investment experience, interest credited on Fixed Account value, charges deducted and other Policy transactions (such as transfers, loans and surrenders).

Varies from day to day. There is no minimum guaranteed Account Value. The Policy may lapse if the Net Cash Value is insufficient to cover a Monthly Deduction due.

Can be transferred among the Investment Account and Fixed Account. A transfer fee of $25.00 may apply if more than 12 transfers are made in a Policy Year.

Is the starting point for calculating certain values under a Policy, such as the Cash Value, Net Cash Value and the Death Benefit used to determine Death Benefit Proceeds.


          Cash Benefits                                            Death Benefits

 Loans may be taken for amounts up to 90% of the              Income tax free to beneficiary.
 Account Value, less loan interest due on the next
 Policy Anniversary and any surrender charges.                Available as lump sum or under a variety of
                                                              settlement options.
 Partial Surrenders generally can be made provided
 there is sufficient remaining Net Cash Value.                For all policies, the minimum Face Amount of $50,000.

 The policy may be  surrendered  in full at any time          Two death benefit options available:  Option 1, equal to
 for its Net Cash Value. A surrender  charge will             the Face Amount, and Option 2, equal to the Face Amount
 apply  during the first  fifteen Policy Years after          plus Account Value.
 any increase in Face Amount.
                                                              Flexibility to change the death benefit option and
 Settlement options are available.                            Face Amount.

 Loans, Partial Surrenders, and Full Surrenders               Any outstanding loan and loan interest is deducted
 may have adverse tax consequences.                           from the amount payable.

                                                              Supplemental and/or rider benefits may be available.

               GENERAL INFORMATION ABOUT AUL, THE SEPARATE ACCOUNT
                                  AND THE FUNDS

AUL

The Policies are issued by AUL which is a mutual life insurance company organized under the laws of the State of Indiana. It was originally incorporated as a fraternal society in 1877 under the laws of the federal government, and reincorporated under the laws of the State of Indiana in 1933. AUL is currently licensed to transact life insurance business in 48 states and the District of Columbia. AUL conducts a conventional life insurance, reinsurance, and annuity business. At December 31, 1996, AUL had assets of $7,852,292,848 and a policy owners' surplus of $572,825,650.

AUL is subject to regulation by the Department of Insurance of the State of Indiana as well as by the insurance departments of all other states and jurisdictions in which it does business. We submit annual statements on our operations and finances to insurance officials in such states and jurisdictions. The forms for the Policy described in this Prospectus are filed with and (where required) approved by insurance officials in each state and jurisdiction in which Policies are sold.

Separate Account

The Separate Account was established as a segregated investment account under Indiana law on July 10, 1997. It is used to support the Policies and may be used to support other variable life insurance contracts, and for other purposes permitted by law. The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment
Company Act of 1940 (the "1940 Act"). AUL has established other segregated investment accounts, some of which also are registered with the SEC.

The Separate Account is divided into Investment Accounts. The Investment Accounts available under the Policies invest in shares of Portfolios of the Funds. The Separate Account may include other Investment Accounts that are not available under the Policies and are not otherwise discussed in this Prospectus. The assets in the Separate Account are owned by AUL.

Income, gains and losses, realized or unrealized, of an Investment Account are credited to or charged against the Investment Account without regard to any other income, gains or losses of AUL. Applicable insurance law provides that assets equal to the reserves and other contract liabilities of the Separate Account are not chargeable with liabilities arising out of any other business of AUL. AUL is obligated to pay all benefits provided under the Policies.

The Funds

Each Fund is registered with the SEC as a diversified, open-end management investment company under the 1940 Act, although the SEC does not supervise their management or investment practices and policies. Each of the Funds comprises one or more of the Portfolios and other series that may not be available under the Policies. The investment objectives of each of the Portfolios is described below.

         AUL American Series Fund, Inc.

         AUL American Equity Portfolio. The primary investment objective of the AUL American Equity Portfolio is long-term capital appreciation. The Portfolio seeks current investment income as a secondary objective. The Portfolio attempts to achieve these objectives by investing primarily in equity securities selected on the basis of fundamental investment research for their long-term growth prospects.

         AUL American Bond Portfolio. The primary investment objective of the AUL American Bond Portfolio is to provide a high level of income consistent with prudent investment risk. As a secondary objective, the Portfolio seeks to provide capital appreciation to the extent consistent with the primary objective. The Portfolio attempts to achieve these objectives by investing primarily in corporate bonds and other debt securities.

         AUL American Money Market Portfolio. The investment objective of the AUL American Money Market Portfolio is to provide a high level of current income while preserving assets and maintaining liquidity and investment quality. The Portfolio attempts to achieve this objective by investing in short-term money market instruments that are of the highest quality.

         AUL American Managed Portfolio. The investment objective of the AUL American Managed Portfolio is to provide a high total return consistent with prudent investment risk. The Portfolio attempts to achieve this objective through a fully managed investment policy utilizing publicly traded common stock, debt securities (including convertible debentures), and money market securities.

         Alger American Fund

         Alger American Growth Portfolio. The Alger American Growth Portfolio is a growth portfolio that seeks to obtain long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase, have a total market capitalization of one billion dollars or greater.

         American Century Variable Portfolios, Inc.

         American Century VP Capital Appreciation Portfolio. The American Century VP Capital Appreciation Portfolio seeks capital growth by investing primarily in common stocks (including securities convertible into common stocks and other equity equivalents) and other securities that meet certain fundamental and technical standards of selection and have, in the opinion of the Portfolio's investment manager, better than average potential for appreciation. The Portfolio tries to stay fully invested in such securities, regardless of the movement of prices generally.

         American Century VP International Portfolio. The American Century VP International Portfolio seeks to achieve its investment objective of capital growth by investing primarily in securities of foreign companies that meet certain fundamental and technical standards of selection and have, in the opinion of the investment manager, potential for appreciation. The Portfolio will invest primarily in common stocks (defined to include depository receipts for common stock and other equity equivalents) of such companies. Investment in securities of foreign issuers typically involves a greater degree of risk than investment in domestic securities.

         Fidelity Variable Insurance Products Fund

         VIP Equity-Income Portfolio. The VIP Equity-Income Portfolio seeks reasonable income by investing primarily in income-producing equity securities; the Portfolio will also consider the potential for capital appreciation.

         VIP Growth Portfolio. The VIP Growth Portfolio seeks to achieve capital appreciation. The Portfolio normally purchases common stocks, although the Portfolio's investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

         VIP High Income Portfolio. The VIP High Income Portfolio seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated, fixed-income securities, while also considering growth of capital. These include securities commonly referred to as junk bonds, the risks of which are described in the prospectus for the Fund.

         VIP Money Market Portfolio. The VIP Money Market Portfolio seeks to maintain a stable $1.00 share price and a high level of current income while preserving capital and liquidity. The Portfolio invests its assets in high-quality, U.S. dollar-denominated money market securities of domestic and foreign issuers.

         VIP Overseas Portfolio. The VIP Overseas Portfolio seeks long-term growth of capital primarily through investments in foreign securities. The Overseas Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside of the United States.

         Fidelity Variable Insurance Products Fund II

         VIP II Asset Manager Portfolio. The VIP II Asset Manager Portfolio seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed income instruments.

         VIP II Contrafund Portfolio. The VIP II Contrafund Portfolio seeks capital appreciation by investing primarily in companies that the managers of the Portfolio believe to be undervalued due to an overly pessimistic appraisal by the public.

         VIP II Index 500 Portfolio. The VIP II Index 500 Portfolio seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) of common stocks publicly traded in the United States. In seeking this objective, the Portfolio attempts to duplicate the composition and total return of the Standard & Poor's Composite Index of 500 Stocks.

         T. Rowe Price Equity Series, Inc.

         T. Rowe Price Equity Income Portfolio. The T. Rowe Price Equity Income Portfolio seeks to provide substantial dividend income as well as long-term capital appreciation through investments in common stocks of established companies.

THERE IS NO ASSURANCE THAT THE STATED OBJECTIVES AND POLICIES OF ANY OF THE FUNDS WILL BE ACHIEVED.


                               FUND EXPENSE TABLE


         The purpose of the following table is to assist investors in understanding the various costs and expenses that Owners bear indirectly. The table reflects expenses of the Funds for the fiscal year ended December 1, 1996. Expenses of the Funds as shown under "Fund Annual Expenses" are not fixed or specified under the terms of the Policy and may vary from year to year. The fees in this expense table have been provided by the Funds and have not been independently verified by AUL. The information contained in the table is not generally applicable to amounts allocated to the Fixed Account or to payments under Settlement Option.

Fund Annual Expenses (as a percentage of net assets of each Fund)

                                                           Management/                                   Total Fund
Portfolio                                                 Advisory Fee         Other Expenses          Annual Expenses

AUL American Series Fund, In.
   American Equity Portfolio                                  0.50%(1)             0.20%                   0.70%
   American Bond Portfolio                                    0.50%(1)             0.21%                   0.71%
   American Money Market Portfolio                            0.50%(1)             0.20%                   0.70%
   American Managed Portfolio                                 0.50%(1)             0.20%                   0.70%
Alger American Fund
   Alger American Growth Portfolio                            0.75%                0.04%                   0.79%
American Century Variable Portfolios, Inc.
   American Century VP Capital Appreciation                   1.00%                0.00%                   1.00%
Portfolio
   American Century VP International Portfolio                1.50%                0.00%                   1.50%
Fidelity Variable Insurance Products Fund
   VIP Equity-Income Portfolio                                0.51%                0.07%                   0.58%(2)
   VIP Growth Portfolio                                       0.61%                0.08%                   0.69%(2)
   VIP High Income Portfolio                                  0.59%                0.12%                   0.71%
   VIP Money Market Portfolio                                 0.21%%               0.30%                   0.51%
   VIP Overseas Portfolio                                     0.76%                0.17%                   0.93%(2)
Fidelity Variable Insurance Products Fund II
   VIP II Asset Manager Portfolio                             0.64%                0.10%                   0.74%(2)
   VIP II Contrafund Portfolio                                0.61%                0.13%                   0.74%(2)
   VIP II Index 500 Portfolio                                 0.13%                0.15%                   0.28%(3)
T. Rowe Price Equity Series, Inc.
   T. Rowe Price Equity Income Portfolio                      0.85%(4)             0.00%                   0.85%



(1) AUL has currently agreed to waive its advisory fee if the ordinary expenses of a Portfolio exceed 1% and, to the extent necessary, assume any expenses in excess of its advisory fee so that the expenses of each Portfolio, including the advisory fee but excluding extraordinary expenses, will not exceed 1% of the Portfolio's average daily net asset value per year. The Company may terminate the policy of reducing its fee and/or assuming Fund expenses upon 30 days written notice to the Fund and such policy will be terminated automatically by the termination of the Investment Advisory Agreement.

(2) A portion of the brokerage commissions that certain funds pay was used to reduce funds expenses. In addition, certain funds have entered into arrangements with their custodian and transfer agent whereby interest earned on uninvested cash balances was used to reduce custodian and transfer agent expenses. Including these reductions, the total operating expenses presented in the table would have been 0.56% for the Equity-Income Portfolio, 0.67% for the Growth Portfolio, 0.92% for Overseas Portfolio, 0.73% for Asset Manager Portfolio, and 0.71% for the Contrafund Portfolio.

(3) Fidelity Management & Research Company agreed to reimburse a portion of Index 500 portfolio's expenses during the period. Without this reimbursement, the fund's management fee, other expenses and total expenses would have been 0.28%, 0.15%, and 0.43% respectively for Index 500 Portfolio on an annualized basis.

(4) T. Rowe Price's management fee includes the ordinary expenses of operating the Portfolio.

More detailed information concerning the investment objectives, policies, and restrictions pertaining to the Funds and Portfolios and their expenses, investment advisory services and charges and the risks involved with investing in the Portfolios and other aspects of their operations can be found in the current prospectus for each Fund or Portfolio and the current Statement of Additional Information for each Fund or Portfolio. The prospectuses for the Funds or Portfolios should be read carefully before any decision is made concerning the allocation of Net Premium payments or transfers among the Investment Accounts.

AUL has entered into agreements with the Distributors/Advisers of American Century Variable Portfolios, Inc. and Fidelity Investments and under which AUL has agreed to render certain services and to provide information about these Funds to Owners who invest in these Funds. Under these agreements and for providing these services, AUL receives compensation from the Distributor/Advisor of these Funds ranging from zero basis points until a certain level of Fund assets have been purchased to fifteen basis points on the

AUL cannot guarantee that each Fund or Portfolio will always be available for the Policies; but, in the unlikely event that a Fund or Portfolio is not available, AUL will take reasonable steps to secure the availability of a comparable fund. Shares of each Portfolio are purchased and redeemed at net asset value, without a sales charge.

                        PREMIUM PAYMENTS AND ALLOCATIONS

Applying for a Policy

AUL requires satisfactory evidence of the proposed Insured's insurability, which may include a medical examination of the proposed Insured. The available Issue Ages are 0 through 85 on a standard basis, and 20 through 85 on a preferred non-tobacco user and tobacco user basis. Issue Age is determined based on the Insured's age as of the Contract Date. Acceptance of an application depends on AUL's underwriting rules, and AUL reserves the right to reject an application. Coverage under the Policy is effective as of the later of the date the initial premium is paid or the Issue Date.

As the Owner of the Policy, you may exercise all rights provided under the Policy while the Insured is living, subject to the interests of any assignee or irrevocable beneficiary. The Insured is the Owner, unless a different Owner is named in the application. In accordance with the terms of the Policy, the Owner may in the application or by Proper Notice name a contingent Owner or a new Owner while the Insured is living. The Policy may be jointly owned by more than one Owner. The consent of both joint Owners is required for all transactions except when proper forms have been executed to allow one Owner to make changes. Unless a contingent Owner has been named, on the death of the last surviving Owner, ownership of the Policy passes to the estate of the last surviving Owner, which then will become the Owner. A change in Owner may have tax consequences. See "Tax Considerations."

Right to Examine Policy

You may cancel your Policy for a refund during your "right to examine" period. In most states, this period expires 10 days after you receive your Policy. We assume you receive your Policy within 5 days after the Issue Date. If you decide to cancel the Policy, you must return it by mail or other delivery method to the Home Office or to the authorized AUL representative who sold it. Immediately after mailing or delivery of the Policy to AUL, the Policy will be deemed void from the beginning. Within seven calendar days after AUL receives the returned Policy, AUL will refund the greater of premiums paid or the Account Value.

Premiums

The minimum initial premium payment required depends on a number of factors, such as the Age, sex and risk class of the proposed Insured, the initial Face Amount, any supplemental and/or rider benefits and the planned premium payments you propose to make. Consult your AUL representative for information about the initial premium required for the coverage you desire.

The initial premium is due on or before delivery of the Policy. There will be no coverage until this premium is paid or until the Issue Date, whichever is later.

You may make other premium payments at any time and in any amount, subject to the limits described in this section. The actual amount of premium payments will affect the Account Value and the period of time the Policy remains in force.

Premium payments after the initial payment must be made to our Home Office. Each payment must be at least equal to the minimum payment shown on the Policy Data Page in your Policy. All premiums combined may not be more than $1,000,000, unless a higher amount is agreed to by us.

The planned premium is the amount for which we will bill you or, in the case of our automatic premium plan (which deducts the planned premium from your checking account), the amount for which we will charge your account. The amount and frequency of the planned premium are shown on the Policy Data Page in your Policy. You may change the amount and the frequency of the planned premium by Proper Notice. We reserve the right to change the planned premium to comply with our rules for billing amount and frequency.

If the payment of any premium would cause an increase in Risk Amount because of the Minimum Insurance Percentage, we may require satisfactory evidence of insurability before accepting it. If we accept the premium, we will allocate the Net Premium to your Account Value on the date of our acceptance. If we do not accept the premium, we will refund it to you.

If the payment of any premium would cause this Policy to fail to meet the federal tax definition of a life insurance contract in accordance with the Internal Revenue Code, we reserve the right to refund the amount to you with interest no later than 60 days after the end of the Policy Year when we receive the premium, but we assume no obligation to do so.

If the payment of any premium would cause the Policy to become a Modified Endowment, we will attempt to so notify you upon allocating the premium, but we assume no obligation to do so. In the event that we notify you, consistent with the terms of the notice you may choose whether you want the premium refunded to you. We reserve the right to refund any premiums that cause the Policy to become a Modified Endowment. Upon request, we will refund the premium, with interest, to you no later than 60 days after the end of the Policy Year in which we receive the premium.

         Planned Premiums. When applying for a Policy, you may select a plan for paying level premium payments semi-annually or annually. If you elect, AUL will also arrange for payment of planned premiums on a monthly basis under a pre-authorized payment arrangement. You are not required to pay premium payments in accordance with these plans; rather, you can pay more or less than planned, or skip a planned premium entirely. (See, however, "Premium Payments to Prevent Lapse" and "Guarantee Period and Required Premium for the Guarantee Period." Each premium after the initial premium must be at least $50. AUL may increase this minimum 90 days after we send you a written notice of such increase. Subject to the limits described above, you can change the amount and frequency of planned premiums whenever you want by sending Proper Notice to the Home Office. However AUL reserves the right to limit the amount of a premium payment or the total premium payments paid.

Premium Payments to Prevent Lapse

Failure to pay planned premiums will not necessarily cause a Policy to lapse. Conversely, paying all planned premiums will not guarantee that a Policy will not lapse. The conditions that will result in your Policy lapsing will vary depending on whether a Guarantee Period is in effect, as follows:

         Grace Period. The Policy goes into default at the start of the grace period, which is a 61-day period to make a premium payment sufficient to prevent lapse. A Grace Period starts if the Net Cash Value on a Monthiversary will not cover the Monthly Deduction. AUL will send notice of the grace period and the amount required to be paid during the grace period to your last known address. The grace period shall terminate as of the date indicated in the notice, which shall comply with any applicable state law. Your Policy will remain in force during the grace period. If the Insured should die during the grace period, the Death Benefit proceeds will still be payable to the beneficiary, although the amount paid will be equal to the Death Benefit immediately prior to the start of the grace period, plus any benefits provided by rider, and less any outstanding loan and loan interest and overdue Monthly Deductions and mortality and expense risk charges as of the date of death. See "Amount of Death Benefit Proceeds." If the grace period premium payment has not been paid before the grace period ends, your Policy will lapse. It will have no value, and no benefits will be payable. See "Reinstatement."

A grace period also may begin if any outstanding loan and loan interest becomes excessive. See "Policy Loans."

         Guarantee Period and Required Premium for the Guarantee Period. The Guarantee Period is the period shown in the Policy during which the Policy will remain in force and will not begin the grace period, if on each Monthiversary, the sum of the premiums paid to date, less any Partial Surrenders, loans and loan interest, equals or exceeds the Required Premium for the Guarantee Period multiplied by the number of Policy Months since the Contract Date. If this test fails on any Monthiversary, the continuation of insurance guarantee terminates. The guarantee will not be reinstated.

The Required Premium for the Guarantee Period is shown on the Policy Data Page. If you make changes to the Policy after issue, the Required Premium for subsequent months may change. We will send you notice of the new Required Premium. The Required Premium per $1,000 factors for the Face Amount vary by risk class, Issue Age, and sex. Additional premiums for substandard ratings and rider benefits are included in the Required Premium.

         After the Guarantee Period. A grace period starts if the Net Cash Value on a Monthiversary will not cover the Monthly Deduction. A premium sufficient to keep the Contract in force must be submitted during the grace period.

Premium Allocations and Crediting

In the Policy application, you specify the percentage of a Net Premium to be allocated to the Investment Accounts and to the Fixed Account. The sum of your allocations must equal 100%, with at least 1% of the Net Premium payment allocated to each account selected by you. All Net Premium allocations must be in whole percentages. AUL reserves the right to limit the number of Investment Accounts to which premiums may be allocated. You can change the allocation percentages at any time, subject to these rules, by sending Proper Notice to the Home Office, or by telephone if written authorization is on file with us. The change will apply to the premium payments received with or after receipt of your notice.

The initial Net Premium generally is allocated to the Fixed Account and the Investment Accounts in accordance with your allocation instructions on the later of the day the "right to examine" period expires, or the date we receive the premium at our Home Office. Subsequent Net Premiums are allocated as of the end of the Valuation Period during which we receive the premium at our Home Office.

We generally allocate all Net Premiums received prior to the Issue Date to our general account prior to the end of the "right to examine" period. We will credit interest daily on Net Premiums so allocated. However, we reserve the right to allocate Net Premiums to the Fixed Account and the Investment Accounts of the Separate Account in accordance with your allocation instructions prior to the expiration of the "right to examine" period. If you exercise your right to examine the Policy and cancel it by returning it to us, we will refund to you any premiums paid or the Account Value. At the end of the "right to examine" period, we transfer the Net Premium and interest to the Fixed Account and the Investment Accounts of the Separate Account based on the percentages you have selected in the application. For purposes of determining the end of the "right to examine" period, solely as it applies to this transfer, we assume that receipt of this Policy occurs 5 days after the Issue Date.

Premium payments requiring satisfactory evidence of insurability will not be credited to the Policy until underwriting has been completed and the premium payment has been accepted. If the additional premium payment is rejected, AUL will return the premium payment immediately, without any adjustment for investment experience.

Transfer Privilege

You may transfer amounts between the Fixed Account and Investment Accounts or among Investment Accounts at any time after the "right to examine" period.

There currently is no minimum transfer amount, although we reserve the right to require a $100 minimum transfer. You must transfer the minimum amount, or, if less, the entire amount in the account from which you are transferring each time a transfer is made. If after the transfer the amount remaining in any account is less than $25, we have the right to transfer the entire amount. Any applicable transfer charge will be assessed. The charge will be deducted from the account(s) from which the transfer is made on a prorata basis.

Transfers are made such that the Account Value on the date of transfer will not be affected by the transfer, except for the deduction of any transfer charge. Currently, all transfers are free. On a guaranteed basis, we reserve the right to limit the number of transfers to 12 per year, or to restrict transfers from being made on consecutive Valuation Dates.

If we determine that the transfers made by or on behalf of one or more Owners are to the disadvantage of other Owners, we may restrict the rights of certain Owners. We also reserve the right to limit the size of transfers and remaining balances, to limit the number and frequency of transfers, and to discontinue telephone transfers.

The first 12 transfers during each Policy Year are free. Any unused free transfers do not carry over to the next Policy Year. We reserve the right to assess a $25 charge for the thirteenth and each subsequent transfer during a Policy Year. For the purpose of assessing the charge, each request (or telephone request described below) is considered to be one transfer, regardless of the number of Investment Accounts or the Fixed Account affected by the transfer. The charge will be deducted from the Investment Account(s) from which the transfers are made.

Unless AUL restricts the right of an Owner to transfer funds as stated above, there is no limit on the number of transfers that can be made between Investment Accounts or to the Fixed Account. There is a limit on the amount transferred from the Fixed Account each Policy Year. See "Transfers from Fixed Account" for restrictions.

         Telephone Transfers. Telephone transfers will be based upon instructions given by telephone, provided the appropriate election has been made at the time of application or proper authorization has been provided to us. We reserve the right to suspend telephone transfer privileges at any time, for any reason, if we deem such suspension to be in the best interests of Owners.

We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine, and if we follow those procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions. We may be liable for such losses if we do not follow those reasonable procedures. The procedures we will follow for telephone transfers include requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and making a tape recording of the instructions given by telephone.

Dollar Cost Averaging Program

The Dollar Cost Averaging Program, if elected, enables you to transfer systemically and automatically, on a monthly basis, specified dollar amounts from the AUL American Money Market Investment Account to other Investment Accounts. By allocating on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. However, we make no guarantee that the Dollar Cost Averaging Program will result in a gain.

You specify the fixed dollar amount to be transferred automatically from the AUL American Money Market Investment Account. At the time that you elect the Dollar Cost Averaging Program, the Account Value in the AUL American Money Market account from which transfers will be made must be at least $2,000.

You may elect this Program at the time of application by completing the authorization on the application or at any time after the Policy is issued by properly completing and returning the election form. Transfers made under the Dollar Cost Averaging Program will commence on the Monthiversary on or next following the election.

Once elected, transfers from the AUL American Money Market Investment Account will be processed until the value of the Investment Account is completely depleted, or you send us Proper Notice instructing us to cancel the transfers.

Currently, transfers made under the Dollar Cost Averaging Program will not be subject to any transfer charge and will not count against the number of free transfers permitted in a Policy Year. We reserve the right to impose a $25 transfer charge for each transfer effected under a Dollar Cost Averaging
Program. We also reserve the right to alter the terms or suspend or eliminate the availability of the Dollar Cost Averaging Program at any time.

Portfolio Rebalancing Program

You may elect to have the accumulated balance of each Investment Account redistributed to equal a specified percentage of the Variable Account. This will be done on an annual basis from the Monthiversary on which the Portfolio Rebalancing Program commences. If elected, this plan automatically adjusts your Portfolio mix to be consistent with the allocation most recently requested. The redistribution will not count toward the 12 free transfers permitted each Policy Year. If the Dollar Cost Averaging Program has been elected, the Portfolio Rebalancing Program will not commence until the Monthiversary following the termination of the Dollar Cost Averaging Program.

You may elect this plan at the time of application by completing the authorization on the application or at any time after the Policy is issued by properly completing the election form and returning it to us. Portfolio rebalancing will terminate when you request any transfer or the day we receive Proper Notice instructing us to cancel the Portfolio Rebalancing Program. We do no currently charge for this program. We reserve the right to alter the terms or suspend or eliminate the availability of portfolio rebalancing at any time.

                                  FIXED ACCOUNT

Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, nor has the Fixed Account been registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the SEC has not reviewed the disclosure in this Prospectus relating to the Fixed Account. The disclosure regarding the Fixed Account, may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

You may allocate some or all of the Net Premiums and transfer some or all of the Variable Account value to the Fixed Account, which is part of our general account and pays interest at declared rates (subject to a minimum interest rate we guarantee to be 3%). Our general account supports our insurance and annuity obligations.

The portion of the Account Value allocated to the Fixed Account will be credited with rates of interest, as described below. Since the Fixed Account is part of our general account, we benefit from investment gain and assume the risk of investment loss on this amount. All assets in the general account are subject to our general liabilities from business operations.

Minimum Guaranteed and Current Interest Rates

The Account Value in the Fixed Account earns interest at one or more interest rates determined by AUL at its discretion and declared in advance ("Current Rate"), which are guaranteed to be at least an annual effective rate of 3% ("Guaranteed Rate"). AUL will determine a Current Rate from time to time and, generally, any Current Rate that exceeds the Guaranteed Rate will be effective for the Policies for a period of at least one year. We reserve the right to change the method of crediting from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest. AUL bears the investment risk for Owner's Fixed Account values and for paying interest at the Current Rate on amounts allocated to the Fixed Account.

Calculation of the Fixed Account Value

Fixed Account value at any time is equal to amounts allocated or transferred to the Fixed Account, plus interest credited minus amounts deducted, transferred, or surrendered from the Fixed Account.

Transfers from the Fixed Account

The amount transferred from the Fixed Account in any Policy Year may not exceed 20% of the amount in the Fixed Account at the beginning of the Policy Year, less any Partial Surrenders made from the Fixed Account since that date, unless the balance after the transfer is less than $25, in which case we reserve the right to transfer the entire amount.

Payment Deferral

We reserve the right to defer payment of any surrender, Partial Surrender, or transfer from the Fixed Account for up to six months from the date of receipt of the Proper Notice for the partial or full surrender or transfer. In this case, interest on Fixed Account assets will continue to accrue at the then-current rates of interest.

                             CHARGES AND DEDUCTIONS

Premium Expense Charges

         Premium Tax Charge. A 2.5% charge for state and local premium taxes and related administrative expenses is deducted from each premium payment. The state and local premium tax charge reimburses AUL for premium taxes and related administrative expenses associated with the Policies. AUL expects to pay an average state and local premium tax rate (including related administrative expenses) of approximately 2.5% of premium payments for all states, although such tax rates range from 0% to 4%. This charge may be more or less than the amount actually assessed by the state in which a particular Owner lives.

         Sales Charge. AUL deducts a sales charge from each premium payment. The sales charge is 3.5% of each premium paid during the first 10 Policy Years, and 1.5% of each premium paid thereafter.

Monthly Deduction

AUL will deduct Monthly Deductions on the Contract Date and on each Monthiversary. Monthly Deductions due on the Contract Date and any Monthiversaries prior to the Issue Date are deducted on the Issue Date. Your Contract Date is the date used to determine your Monthiversary. The Monthly Deduction consists of (1) cost of insurance charge, (2) monthly administrative charge, and (3) any charges for rider benefits, as described below. The Monthly Deduction is deducted from the Variable Account (and each Investment Account) and Fixed Account prorata on the basis of the portion of Account Value in each account.

         Cost of Insurance Charge. This charge compensates AUL for the expense of providing insurance coverage. The charge depends on a number of variables and therefore will vary between Policies and from Monthiversary to Monthiversary. The Policy contains guaranteed cost of insurance rates that may not be increased. The guaranteed rates are no greater than the 1980 Commissioners Standard Ordinary Non-Smoker and Smoker Mortality Tables (the "1980 CSO Tables") (and where unisex cost of insurance rates apply, the 1980 CSO-C Tables). The guaranteed rates for substandard classes are based on multiples of or additives to the 1980 CSO Tables. These rates are based on the Attained Age and underwriting class of the Insured. They are also based on the sex of the Insured, except that unisex rates are used where appropriate under applicable law, including in the state of Montana, and in Policies purchased by employers and employee organizations in connection with employment-related insurance or benefit programs. The cost of insurance rate generally increases with the Attained Age of the Insured. As of the date of this Prospectus, we charge "current rates" that are generally lower (i.e., less expensive) than the guaranteed rates, and we may also charge current rates in the future. The current rates may also vary with the Attained Age, gender, where permissible, duration of each Face Amount segment, policy size and underwriting class of the Insured. For any Policy, the cost of insurance on a Monthiversary is calculated by multiplying the current cost of insurance rate for the Insured by the Risk Amount for that Monthiversary. The Risk Amount on a Monthiversary is the difference between the Death Benefit divided by 1.00246627 and the Account Value. The Account Value will first be considered part of the initial Face Amount, then part of any additional Face Amounts in the order of the increases.

The cost of insurance charge for each Face Amount segment will be determined on each Monthiversary. AUL currently places Insureds in the following classes, based on underwriting: Standard Tobacco User, Standard Non-Tobacco User, Preferred Tobacco User, Preferred Non-Tobacco User. An Insured may be placed in a substandard risk class, which involves a higher mortality risk than the Standard Tobacco User or Standard Non-Tobacco User classes. Standard Non-Tobacco User rates are available for Issue Ages 0-85. Preferred Non-Tobacco and Preferred Tobacco User rates are available for Issue Ages 20-85. The guaranteed maximum cost of insurance rate is set forth on the Policy Data Page of your Policy.

AUL places the Insured in a risk class when the Policy is given underwriting approval, based on AUL's underwriting of the application. When an increase in Face Amount is requested, AUL conducts underwriting before approving the increase (except as noted below), and a separate risk class may apply to the increase. If the risk class for the increase has higher guaranteed cost of insurance rates than the existing class, the higher guaranteed rates will apply only to the increase in Face Amount, and the existing risk class will continue to apply to the existing Face Amount. If the risk class for the increase has lower guaranteed cost of insurance rates than the existing class, the lower guaranteed rates will apply to both the increase and the existing Face Amount.

         Monthly Administrative Charge. The monthly administrative charge is a level monthly charge, currently $30 during the first Policy Year, and $5 thereafter, which applies in all years. It is guaranteed not to exceed $10 after the first Policy Year. This charge reimburses AUL for expenses incurred in the administration of the Policies and the Separate Account. Such expenses include, but are not limited to: underwriting and issuing the Policy, confirmations, annual reports and account statements, maintenance of Policy records, maintenance of Separate Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for Owner servicing and all accounting, valuation, regulatory and updating requirements.

         Cost of Additional  Benefits Provided by Riders. The cost of additional
benefits   provided  by  riders  is  charged  to  the   Account   Value  on  the
Monthiversary.

Mortality and Expense Risk Charge

AUL deducts this monthly charge from the Investment Accounts prorata based on your amounts in each account. The current charge is at an annual rate of 0.75% of Variable Account value during the first 10 Policy Years, and 0.25% thereafter, and is guaranteed not to increase for the duration of a Policy. AUL may realize a profit from this charge.

The mortality risk assumed is that Insureds, as a group, may live for a shorter period of time than estimated and, therefore, the cost of insurance charges specified in the Policy will be insufficient to meet actual claims. AUL also assumes the mortality risk associated with guaranteeing the Death Benefit during the Guarantee Period. The expense risk AUL assumes is that expenses incurred in issuing and administering the Policies and the Separate Account will exceed the amounts realized from the monthly administrative charges assessed against the Policies.

Surrender Charge

During the first fifteen Policy Years, a surrender charge will be deducted from the Account Value if the Policy is completely surrendered for cash. The total surrender charge will not exceed the maximum surrender charge set forth in the Policy. The surrender charge is equivalent to 100% of the base coverage target premium for Policy Years 1 through 5, reducing thereafter by 10% annually through Policy Year 15. An additional surrender charge and surrender charge period will apply to each portion of the Policy resulting from a Face Amount increase, starting with the effective date of the increase.

The surrender charge on the date of reinstatement of a Policy will be based on the number of Policy Years from the original Contract Date. For purposes of determining the surrender charge on any date after reinstatement, the period the Policy was lapsed will be credited to the total Policy period.

The table below shows the surrender charge (which is a percentage of target premium) deducted if the Policy is completely surrendered during the first fifteen Policy Years or during the fifteen years following an increase in Face Amount.

                           Table of Surrender Charges

                          Policy Year           Surrender Charge

                               1                     100%
                               2                     100%
                               3                     100%
                               4                     100%
                               5                     100%
                               6                      90%
                               7                      80%
                               8                      70%
                               9                      60%
                              10                      50%
                              11                      40%
                              12                      30%
                              13                      20%
                              14                      10%
                              15                       0%

Taxes

AUL does not currently assess a charge for any taxes other than state premium taxes incurred as a result of the establishment, maintenance, or operation of the Investment Accounts of the Separate Account. We reserve the right, however, to assess a charge for such taxes against the Investment Accounts if we determine that such taxes will be incurred.

Special Uses

We may agree to reduce or waive the surrender charge or the Monthly Deduction, or credit additional amounts under the Policies in situations where selling and/or maintenance costs associated with the Policies are reduced, such as the sale of several Policies to the same Owner(s), sales of large Policies, sales of Policies in connection with a group or sponsored arrangement or mass transactions over multiple Policies.

In addition, we may agree to reduce or waive some or all of these charges and/or credit additional amounts under the Policies for those Policies sold to persons who meet criteria established by us, who may include current and retired officers, directors and employees of us and our affiliates. We may also agree to waive minimum premium requirements for such persons.

We will only reduce or waive such charges or credit additional amounts on any Policies where expenses associated with the sale of the Policy and/or costs associated with administering and maintaining the Policy are reduced. We reserve the right to terminate waiver/reduced charge and crediting programs at any time, including those for previously issued Policies.

Fund Expenses

Each Investment Account of the Separate Account purchases shares at the net asset value of the corresponding Portfolio. The net asset value reflects the investment advisory fee and other expenses that are deducted from the assets of the Portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the Policy and are described in the Funds' prospectuses.

                          HOW YOUR ACCOUNT VALUES VARY

There is no minimum guaranteed Account Value, Cash Value or Net Cash Value. These values will vary with the investment experience of the Investment Accounts and/or the crediting of interest in the Fixed Account, and will depend on the allocation of Account Value. If the Net Cash Value on a Monthiversary is less than the amount of the Monthly Deduction to be deducted on that date and the Guarantee Period is not then in effect, the Policy will be in default and a grace period will begin. See "Premium Payments to Prevent Lapse."

Determining the Account Value

On the Contract Date, the Account Value is equal to the initial Net Premium less the Monthly Deductions deducted as of the Contract Date. On each Valuation Day thereafter, the Account Value is the aggregate of the Variable Account value, the Fixed Account value, and the Loan Account value. The Account Value will vary to reflect the performance of the Investment Accounts to which amounts have been allocated, interest credited on amounts allocated to the Fixed Account, interest credited on amounts in the Loan Account, charges, transfers, Partial Surrenders, loans and loan repayments.

         Variable Account Value. When you allocate an amount to an Investment Account, either by Net Premium payment allocation or by transfer, your Policy is credited with accumulation units in that Investment Account. The number of accumulation units credited is determined by dividing the amount allocated to the Investment Account by the Investment Account's accumulation unit value at the end of the Valuation Period during which the allocation is effected. The Variable Account value of the Policy equals the sum, for all Investment Accounts, of the accumulation units credited to an Investment Account multiplied by that Investment Account's accumulation unit value.

The number of Investment Account accumulation units credited to your Policy will increase when Net Premium payments are allocated to the Investment Account and when amounts are transferred to the Investment Account. The number of Investment Account accumulation units credited to a Policy will decrease when the allocated portion of the Monthly Deduction and mortality and expense charge are taken from the Investment Account, a loan is made, an amount is transferred from the Investment Account, or a Partial Surrender is taken from the Investment Account.

         Accumulation Unit Values. An Investment Account's accumulation unit value is determined on each Valuation Date and varies to reflect the investment experience of the underlying Portfolio. It may increase, decrease, or remain the same from Valuation Period to Valuation Period. The accumulation unit value for the Money Market Investment Accounts were initially set at $1, and the accumulation unit value for each of the other Investment Accounts was arbitrarily set at $5 when each Investment Account was established. For each Valuation Period after the date of establishment, the accumulation unit value is determined by multiplying the value of an accumulation unit for an Investment Account for the prior Valuation Period by the net investment factor for the Investment Account for the current Valuation Period.

         Net Investment Factor. The net investment factor is used to measure the investment performance of an Investment Account from one Valuation Period to the next. For any Investment Account, the net investment factor for a Valuation Period is determined by dividing (a) by (b), where:

         (a) is equal to:
          1. the net asset value per share of the Portfolio held in the Investment Account determined at the end of the current Valuation Period; plus
          2. the per share amount of any dividend or capital gain distribution paid by the Portfolio during the Valuation Period; plus
          3. the per share credit or charge with respect to taxes, if any, paid or reserved for by AUL during the Valuation Period that are determined by AUL to be attributable to the operation of the Investment Account; and

          (b) is equal to:
          1. the net asset value per share of the Portfolio held in the Investment Account determined at the end of the preceding Valuation Period; plus
          2. the per share credit or charge for any taxes reserved for the immediately preceding Valuation Period.

         Fixed Account Value. On any Valuation Date, the Fixed Account value of a Policy is the total of all Net Premium payments allocated to the Fixed
Account, plus any amounts transferred to the Fixed Account, plus interest credited on such Net Premium payments and amounts transferred, less the amount of any transfers from the Fixed Account, less the amount of any Partial Surrenders taken from the Fixed Account, and less the prorata portion of the Monthly Deduction charged against the Fixed Account.

         Loan Account Value. On any Valuation Date, if there have been any Policy loans, the Loan Account value is equal to amounts transferred to the Loan Account from the Investment Accounts and from the Fixed Account as collateral for Policy loans and for due and unpaid loan interest, less amounts transferred from the Loan Account to the Investment Accounts and the Fixed Account as outstanding loans and loan interest are repaid, and plus interest credited to the Loan Account.

Cash Value and Net Cash Value

The Cash Value on a Valuation Date is the Account Value less any applicable surrender charges. The Net Cash Value on a Valuation Date is the Cash Value reduced by any outstanding loans and loan interest. Net Cash Value is used to determine whether a grace period starts. See "Premium Payments to Prevent Lapse." It is also the amount that is available upon full surrender of the Policy. See "Surrendering the Policy for Net Cash Value."

                    DEATH BENEFIT AND CHANGES IN FACE AMOUNT

As long as the Policy remains in force, AUL will pay the Death Benefit Proceeds upon receipt at the Home Office of satisfactory proof of the Insured's death. AUL may require return of the Policy. The Death Benefit Proceeds may be paid in a lump sum, generally within seven calendar days of receipt of satisfactory proof (see "When Proceeds Are Paid"), or in any other way agreeable to you and us. Before the Insured dies, you may choose how the proceeds are to be paid. If you have not made a choice before the Insured dies, the beneficiary may choose how the proceeds are paid. The Death Benefit Proceeds will be paid to the beneficiary. See "Selecting and Changing the Beneficiary."

Amount of Death Benefit Proceeds

The Death Benefit Proceeds are equal to the sum of the Death Benefit in force as of the end of the Valuation Period during which death occurs, plus any rider benefits, minus any outstanding loan and loan interest on that date. If the date of death occurs during a grace period, the Death Benefit will still be payable to the beneficiary, although the amount will be equal to the Death Benefit immediately prior to the start of the grace period, plus any benefits provided by rider, and less any outstanding loan and loan interest and overdue Monthly Deductions and mortality and expense risk charges as of the date of death. Under certain circumstances, the amount of the Death Benefit may be further adjusted. See "Limits on Rights to Contest the Policy" and "Changes in the Policy or Benefits."

If part or all of the Death Benefit Proceeds is paid in one sum, AUL will pay interest on this sum if required by applicable state law from the date of the Insured's death to the date of payment.

Death Benefit Options

The Owner may choose one of two Death Benefit options. Under Option 1, the Death Benefit is the greater of the Face Amount or the Applicable Percentage (as described below) of Account Value on the date of the Insured's death. Under Option 2, the Death Benefit is the greater of the Face Amount plus the Account Value on the date of death, or the Applicable Percentage of the Account Value on the date of the Insured's death.

If investment performance is favorable, the amount of the Death Benefit may increase. However, under Option 1, the Death Benefit ordinarily will not change for several years to reflect any favorable investment performance and may not change at all. Under Option 2, the Death Benefit will vary directly with the investment performance of the Account Value. To see how and when investment performance may begin to affect the Death Benefit, see "Illustrations of Account Values, Cash Values, Death Benefits and Accumulated Premium Payments."


                     Applicable Percentages of Account Value
Attained Age    Percentage     Attained Age   Percentage    Attained Age   Percentage     Attained Age   Percentage
     0-40             250%          50             185%          60              130%          70              115%
      41             243            51            178            61             128            71             113
      42             236            52            171            62             126            72             111
      43             229            53            164            63             124            73             109
      44             222            54            157            64             122            74             107
      45             215            55            150            65             120           75-90           105
      46             209            56            146            66             119            91             104
      47             203            57            142            67             118            92             103
      48             197            58            138            68             117            93             102
      49             191            59            134            69             116            94             101
                                                                                               95+            100

Initial Face Amount and Death Benefit Option

The initial Face Amount is set at the time the Policy is issued. You may change the Face Amount from time to time, as discussed below. You select the Death Benefit option when you apply for the Policy. You also may change the Death Benefit option, as discussed below. We reserve the right, however, to decline any change which might disqualify the Policy as life insurance under federal tax law.

Changes in Death Benefit Option

Beginning one year after the Contract Date, as long as the Policy is not in the grace period, you may change the Death Benefit option on your Policy subject to the following rules. If you request a change from Death Benefit Option 2 to Death Benefit Option 1, the Face Amount will be increased by the amount of the Account Value on the date of change. The change will be effective on the Monthiversary following our receipt of Proper Notice.

If you request a change from Death Benefit Option 1 to Death Benefit Option 2, the Face Amount will be decreased by the amount of the Account Value on the date of change. We may require satisfactory evidence of insurability. The change will be effective on the Monthiversary following our approval of the change. We will not permit a change which would decrease the Face Amount below $50,000.

Changes in Face Amount

Beginning one year after the Contract Date, as long as the Policy is not in the grace period, you may request a change in the Face Amount. If a change in the Face Amount would result in total premiums paid exceeding the premium limitations prescribed under current tax law to qualify your Policy as a life insurance contract, AUL will refund, after the next Monthiversary, the amount of such excess above the premium limitations. Changes in Face Amount may cause the Policy to be treated as a Modified Endowment for federal tax purposes.

AUL reserves the right to decline a requested decrease in the Face Amount if compliance with the guideline premium limitations under current tax law would result in immediate termination of the Policy, payments would have to be made from the Cash Value for compliance with the guideline premium limitations, and the amount of such payments would exceed the Net Cash Value under the Policy.

The Face Amount after any decrease must be at least $50,000. A decrease in Face Amount will become effective on the Monthiversary that next follows receipt of Proper Notice of a request.

Decreasing the Face Amount of the Policy may have the effect of decreasing monthly cost of insurance charges. If you have made any increases to the Face Amount, the decrease will first be applied to reduce those increases, starting with the most recent increase. The decrease will not cause a decrease in either the Required Premium for the Guarantee Period or the surrender charge.

Any increase in the Face Amount must be at least $5,000 (unless otherwise provided by rider), and an application must be submitted. AUL reserves the right to require satisfactory evidence of insurability. In addition, the Insured's Attained Age must be less than the current maximum Issue Age for the Policies, as determined by AUL from time to time. A change in planned premiums may be advisable. See "Premiums." The increase in Face Amount will become effective on the Monthiversary on or next following our approval of the increase.

A new surrender charge and surrender charge period will apply to each portion of the Policy resulting from an increase in Face Amount, starting with the effective date of the increase. See "Surrender Charge."

For purposes of calculating cost of insurance charges, any Face Amount decrease will be used to reduce any previous Face Amount increase then in effect, starting with the latest increase and continuing in the reverse order in which the increases were made. If any portion of the decrease is left after all Face Amount increases have been reduced, it will be used to reduce the initial Face Amount.

Selecting and Changing the Beneficiary

You select the beneficiary in your application. You may select more than one beneficiary. You may later change the beneficiary in accordance with the terms of the Policy. The primary beneficiary, or, if the primary beneficiary is not living, the contingent beneficiary, is the person entitled to receive the Death Benefit Proceeds under the Policy. If the Insured dies and there is no surviving beneficiary, the Owner (or the Owner's estate if the Owner is the Insured) will be the beneficiary. If a beneficiary is designated as irrevocable, then the beneficiary's written consent must be obtained to change the beneficiary.

                                  CASH BENEFITS

Policy Loans

Prior to the death of the Insured, you may borrow against your Policy by submitting Proper Notice to the Home Office at any time after the end of the "right to examine" period while the Policy is not in the grace period. The Policy is assigned to us as the sole security for the loan. The minimum amount of a new loan is $500. The maximum amount of a new loan is:

         1. 90% of the Account Value; less
         2. any loan interest due on the next Policy Anniversary; less
         3. any applicable surrender charges; less
         4. any existing loans and accrued loan interest.

Outstanding loans reduce the amount available for new loans. Policy loans will be processed as of the date your written request is received and approved. Loan proceeds generally will be sent to you within seven calendar days. See "When Proceeds Are Paid."

         Interest. AUL will charge interest on any outstanding loan at an annual rate of 6.0%. Interest is due and payable on each Policy Anniversary while a loan is outstanding. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the loan.

         Loan Collateral. When a Policy loan is made, an amount sufficient to secure the loan is transferred out of the Investment Accounts and the Fixed Account and into the Policy's Loan Account. Thus, a loan will have no immediate effect on the Account Value, but the Net Cash Value will be reduced immediately by the amount transferred to the Loan Account. The Owner can specify the Investment Accounts from which collateral will be transferred. If no allocation is specified, collateral will be transferred from each Investment Account and from the Fixed Account in the same proportion that the Account Value in each Investment Account and the Fixed Account bears to the total Account Value in those accounts on the date that the loan is made. Due and unpaid interest will be transferred each Policy Anniversary from each Investment Account and the Fixed Account to the Loan Account in the same proportion that each Investment Account value and the Fixed Account bears to the total unloaned Account Value. The amount we transfer will be the amount by which the interest due exceeds the interest which has been credited on the Loan Account.

The Loan Account will be credited with interest daily at an effective annual rate of not less than 4.0%. Thus, the maximum net cost of a loan is 2.0% per year (the net cost of a loan is the difference between the rate of interest charged on indebtedness and the amount credited to the Loan Account). Beginning in the eleventh Policy Year, the amount in the Loan Account securing the loan will be credited with interest at an effective annual rate in excess of the minimum guaranteed rate (currently, 5.0%). Thus, the current net cost of the loan is 1.0% per year. Any interest credited in excess of the minimum guaranteed rate is not guaranteed.

         Loan Repayment; Effect if Not Repaid. You may repay all or part of your loan at any time while the Insured is living and the Policy is in force. Loan repayments must be sent to the Home Office and will be credited as of the date received. A loan repayment must be clearly marked as "loan repayment" or it will be credited as a premium, unless the premium would cause the Policy to fail to meet the federal tax definition of a life insurance contract in accordance with the Internal Revenue Code. Loan repayments, unlike premium payments, are not subject to premium expense charges. When a loan repayment is made, Account Value in the Loan Account in an amount equivalent to the repayment is transferred from the Loan Account to the Investment Accounts and the Fixed Account. Thus, a loan repayment will have no immediate effect on the Account Value, but the Net Cash Value will be increased immediately by the amount of the loan repayment. Loan repayment amounts will be transferred to the Investment Accounts and the Fixed Account according to the premium allocation instructions in effect at that time.

If the Death Benefit becomes payable while a loan is outstanding, any outstanding loan and loan interest will be deducted in calculating the Death Benefit Proceeds. See "Amount of Death Benefit Proceeds."

If the Monthly Deduction exceeds the Net Cash Value on any Monthiversary when the Guarantee Period is not in force, the Policy will be in default. You will be sent notice of the default. You will have a grace period within which you may submit a sufficient payment to avoid termination of coverage under the Policy. The notice will specify the amount that must be repaid to prevent termination. See "Premium Payments to Prevent Lapse."

         Effect of Policy Loan. A loan, whether or not repaid, will have a permanent effect on the Death Benefit and Policy values because the investment results of the Investment Accounts of the Separate Account and current interest rates credited on Account Value in the Fixed Account will apply only to the non-loaned portion of the Account Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Investment Accounts while the loan is outstanding, the effect could be favorable or unfavorable. Policy loans may increase the potential for lapse if investment results of the Investment Accounts are less than anticipated. Also, loans could, particularly if not repaid, make it more likely than otherwise for a Policy to terminate. See "Tax Considerations" for a discussion of the tax treatment of Policy loans, and the adverse tax consequences if a Policy lapses with loans outstanding. In particular, if your Policy is a Modified Endowment, loans may be currently taxable and subject to a 10% penalty tax.

Surrendering the Policy for Net Cash Value

You may surrender your Policy at any time for its Net Cash Value by submitting Proper Notice to us. AUL may require return of the Policy. A surrender charge may apply. See "Surrender Charge." A surrender request will be processed as of the date your written request and all required documents are received. Payment will generally be made within seven calendar days. See "When Proceeds are Paid." The Net Cash Value may be taken in one lump sum or it may be applied to a settlement option. See "Settlement Options." The Policy will terminate and cease to be in force if it is surrendered for one lump sum or applied to a settlement option. It cannot later be reinstated. Surrenders may have adverse tax consequences. See "Tax Considerations."

Partial Surrenders

You may make Partial Surrenders under your Policy of at least $500 at any time after the end of the "right to examine" period by submitting Proper Notice to us. As of the date AUL receives Proper Notice for a Partial Surrender, the Account Value and, therefore, the Cash Value will be reduced by the Partial Surrender.

When you request a Partial Surrender, you can direct how the Partial Surrender will be deducted from the Investment Accounts. If you provide no directions, the Partial Surrender will be deducted from your Account Value in the Investment Accounts and Fixed Account on a prorata basis. Partial Surrenders may have adverse tax consequences. See "Tax Considerations."

If Death Benefit Option 1 is in effect, AUL will reduce the Face Amount by an amount equal to the Partial Surrender. AUL will reject a Partial Surrender request if the Partial Surrender would reduce the Face Amount below $50,000, or if the Partial Surrender would cause the Policy to fail to qualify as a life insurance contract under applicable tax laws, as interpreted by AUL.

Partial Surrender requests will be processed as of the date your written request is received, and generally will be paid within seven calendar days. See "When Proceeds Are Paid."

Settlement Options

At the time of surrender or death, the Policy offers various options of receiving proceeds payable under the Policy. These settlement options are summarized below. All of these options are forms of fixed-benefit annuities which do not vary with the investment performance of a separate account. Any representative authorized to sell this Policy can further explain these options upon request.

You may apply proceeds of $2,000 or more which are payable under this Policy to any of the following options:

         Option 1 - Income for a Fixed Period. Proceeds are payable in equal monthly installments for a specified number of years, not to exceed 20.

         Option 2 - Life Annuity. Proceeds are paid in equal monthly installments for as long as the payee lives. A number of payments can be guaranteed, such as 120, or the number of payments required to refund the proceeds applied.

         Option 3 - Survivorship Annuity. Proceeds are paid in monthly installments for as long as either the first payee or surviving payee lives. A number of payments equal to the initial payment can be guaranteed, such as 120. A different monthly installment payable to the surviving payee can be specified. Any other method or frequency of payment we agree to may be used to pay the proceeds of this Policy.

Policy proceeds payable in one sum will accumulate at interest from the date of death or surrender to the payment date at the rate of interest then paid by us or at the rate specified by statute, whichever is greater. Based on the settlement option selected, we will determine the amount payable. The minimum interest rate used in computing payments under all options will be 3% per year.

You may select or change an option by giving Proper Notice prior to the settlement date. If no option is in effect on the settlement date, the payee may select an option. If this Policy is assigned or if the payee is a corporation, association, partnership, trustee or estate, a settlement option will be available only with our consent.

If a payee dies while a settlement option is in effect, and there is no surviving payee, we will pay a single sum to such payee's estate. The final payment will be the commuted value of any remaining guaranteed payments.

Settlement option payments will be exempt from the claims of creditors to the maximum extent permitted by law.

         Minimum Amounts. AUL reserves the right to pay the total amount of the Policy in one lump sum, if less than $2,000. If monthly payments are less than $100, payments may be made less frequently at AUL's option.

The proceeds of this Policy may be paid in any other method or frequency of payment acceptable to us.

Specialized Uses of the Policy

Because the Policy provides for an accumulation of Cash Value as well as a Death Benefit, the Policy can be used for various individual and business financial planning purposes. Purchasing the Policy in part for such purposes entails certain risks. For example, if the investment performance of Investment Accounts to which Variable Account value is allocated is poorer than expected or if sufficient premiums are not paid, the Policy may lapse or may not accumulate sufficient Variable Account value to fund the purpose for which the Policy was purchased. Partial Surrenders and Policy loans may significantly affect current and future Account Value, Net Cash Value, or Death Benefit Proceeds. Depending upon Investment Account investment performance and the amount of a Policy loan, the loan may cause a Policy to lapse. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose a purchaser should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. Using a Policy for a specialized purpose may have tax consequences. See "Tax Considerations."

Life Insurance Retirement Plans

Any Owners or applicants who wish to consider using the Policy as a funding vehicle for (non-qualified) retirement purposes may obtain additional information from us. An Owner could pay premiums under a Policy for a number of years, and upon retirement, could utilize a Policy's loan and partial withdrawal features to access Account Value as a source of retirement income for a period of time. This use of a Policy does not alter an Owner's rights or our obligations under a Policy; the Policy would remain a life insurance contract that, so long as it remains in force, provides for a Death Benefit payable when the Insured dies.

Illustrations are available upon request that portray how the Policy can be used as a funding mechanism for (non-qualified) retirement plans, referred to herein as "life insurance retirement plans," for individuals. Illustrations provided upon request show the effect on Account Value, Cash Value, and the net Death Benefit of premiums paid under a Policy and partial withdrawals and loans taken for retirement income; or reflecting allocation of premiums to specified Investment Accounts. This information will be portrayed at hypothetical rates of return that are requested. Charts and graphs presenting the results of the illustrations or a comparison of retirement strategies will also be furnished upon request. Any graphic presentations and retirement strategy charts must be accompanied by a corresponding illustration; illustrations must always include or be accompanied by comparable information that is based on guaranteed cost of insurance rates and that presents a hypothetical gross rate of return of 0%. Retirement illustrations will not be furnished with a hypothetical gross rate of return in excess of 12%.

The hypothetical rates of return in illustrations are illustrative only and should not be interpreted as a representation of past or future investment results. Policy values and benefits shown in the illustrations would be different if the gross annual investment rates of return were different from the hypothetical rates portrayed, if premiums were not paid when due, and whether loan interest was paid when due. Withdrawals or loans may have an adverse effect on Policy benefits.

Risks of Life Insurance Retirement Plans

Using your Policy as a funding vehicle for retirement income purposes presents several risks, including the risk that if your Policy is insufficiently funded in relation to the income stream expected from your Policy, your Policy can lapse prematurely and result in significant income tax liability to you in the year in which the lapse occurs. Other risks associated with borrowing from your Policy also apply. Loans will be automatically repaid from the gross Death Benefit at the death of the Insured, resulting in the estimated payment to the beneficiary of the net Death Benefit, which will be less than the gross Death Benefit and may be less than the Face Amount. Upon surrender, the loan will be automatically repaid, resulting in the payment to you of the Net Cash Value. Similarly, upon lapse, the loan will be automatically repaid, and the Policy will terminate without value. Upon surrender, the loan will be automatically repaid. The automatic repayment of the loan upon lapse or surrender will cause the recognition of taxable income to the extent that Net Cash Value plus the amount of the repaid loan exceeds your basis in the Policy. Thus, under certain circumstances, surrender or lapse of your Policy could result in tax liability to you. In addition, to reinstate a lapsed Policy, you would be required to make certain payments. Thus, you should be careful to fashion a life insurance retirement plan so that your Policy will not lapse prematurely under various market scenarios as a result of withdrawals and loans taken from your Policy.

To avoid lapse of your Policy, it is important to fashion a payment stream that does not leave your Policy with insufficient Net Cash Value. Determinations as to the amount to withdraw or borrow each year warrant careful consideration. Careful consideration should also be given to any assumptions respecting the hypothetical rate of return, to the duration of withdrawals and loans, and to the amount of Account Value that should remain in your Policy upon its maturity. Poor investment performance can contribute to the risk that your Policy may lapse. In addition, the cost of insurance generally increases with the age of the Insured, which can further erode existing Net Cash Value and contribute to the risk of lapse.

Further, interest on a Policy loan is due to us for any Policy Year on the Policy Anniversary. If this interest is not paid when due, it is added to the amount of the outstanding loans and loan interest, and interest will begin accruing thereon from that date. This can have a compounding effect, and to the extent that the outstanding loan balance exceeds your basis in the Policy, the amounts attributable to interest due on the loans can add to your federal (and possibly state) income tax liability.

You should consult with your financial and tax advisers in designing a life insurance retirement plan that is suitable. Further, you should continue to monitor the Net Cash Value remaining in a Policy to assure that the Policy is sufficiently funded to continue to support the desired income stream and so that it will not lapse. In this regard, you should consult your periodic statements to determine the amount of the remaining Net Cash Value. Illustrations showing the effect of charges under the Policy upon existing Account Value or the effect of future withdrawals or loans upon the Policy's Account Value and Death Benefit are available from your representative. Consideration should be given periodically to whether the Policy is sufficiently funded so that it will not lapse prematurely.

Because of the potential risks associated with borrowing from a Policy, use of the Policy in connection with a life insurance retirement plan may not be suitable for all Owners. These risks should be carefully considered before borrowing from the Policy to provide an income stream.

          ILLUSTRATIONS OF ACCOUNT VALUES, CASH VALUES, DEATH BENEFITS
                        AND ACCUMULATED PREMIUM PAYMENTS

The following tables have been prepared to illustrate hypothetically how certain values under a Policy change with investment performance over an extended period of time. The tables illustrate how Account Values, Cash Values and Death Benefits under a Policy covering an Insured of a given age on the Policy Date would vary over time if planned premium payments were paid annually and the return on the assets in each of the Funds were an assumed uniform gross annual rate of 0%, 6% and 12%. The values would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The tables also show planned premiums accumulated at 5% interest compounded annually. The hypothetical investment rates of return are illustrative only and should not be deemed a representation of past or future investment rates of return. The tables may be deemed to be "forward looking statements," and are based on certain assumptions. Actual performance under the Policy may differ materially from performance described in the tables. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return and will depend on a number of factors, including the investment allocations made by an Owner. These illustrations assume that Net Premiums are allocated equally among the 16 Investment Accounts available under the Policy, and that no amounts are allocated to the Fixed Account. These illustrations also assume that no Policy loans have been made and that the premium is paid at the beginning of each Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

The illustrations reflect the fact that the net investment return on the assets held in the Investment Accounts is lower than the gross return of the selected Portfolios. The tables assume an average annual expense ratio of approximately 0.76% of the average daily net assets of the Portfolios available under the Policies. This average annual expense ratio is based on the expense ratios of each of the Portfolios for the last fiscal year, adjusted, as appropriate, for any material changes in expenses effective for the current fiscal year of a Portfolio. For information on the Portfolios' expenses, see the prospectuses for the Funds and Portfolios.

The illustrations also reflect the deduction of the premium expense charge, the Monthly Deduction and the mortality and expense risk charge. AUL has the contractual right to charge the guaranteed maximum charges. The current charges and, alternatively, the guaranteed charges are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no tax charges other than the premium tax charge are currently made against the Separate Account and assume no indebtedness or charges for rider benefits.

The illustrations are based on AUL's sex distinct rates. Upon request, an Owner will be furnished with a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following tables, and also may reflect allocation of premiums to specified Investment Accounts. Such illustrations will reflect the expenses of the Portfolios in which such Investment Accounts invest. We may make a reasonable charge to provide such illustrations.

                     AMERICAN UNITED LIFE INSURANCE COMPANY

                           FLEXIBLE PREMIUM ADJUSTABLE

                             VARIABLE LIFE INSURANCE

MALE ISSUE AGE:  40                                                             $500,000 FACE AMOUNT
PREFERRED, NON-TOBACCO USER                                                     DEATH BENEFIT OPTION 1


VARIABLE INVESTMENT        $6,000 ANNUAL PREMIUM USING CURRENT CHARGES


                                       DEATH BENEFIT                      ACCOUNT VALUE                        CASH VALUE

                                   Assuming Hypothetical              Assuming Hypothetical               Assuming Hypothetical
                PREMIUMS               Gross Annual                        Gross Annual                       Gross Annual
                 ACCUM.            Investment Return of                Investment Return of               Investment Return of
    END          AT 5%       ________________________________    ________________________________   ________________________________
    OF          INTEREST
   YEAR         PER YEAR    0% Gross 6% Gross 12% Gross           0% Gross 6% Gross  12% Gross         0% Gross 6% Gross 12% Gross
------------ --------------- ---------------------------------- ----------------------------------- --------------------------------

     1            6,300     500,000  500,000    500,000            4,259    4,553      4,848                0         0        0
     2           12,915     500,000  500,000    500,000            8,701    9,565     10,467            3,536     4,400    5,302
     3           19,861     500,000  500,000    500,000           13,025   14,749     16,619            7,860     9,584   11,454
     4           27,154     500,000  500,000    500,000           17,227   20,108     23,356           12,062    14,943   18,191
     5           34,811     500,000  500,000    500,000           21,304   25,646     30,739           16,139    20,481   25,574
     6           42,852     500,000  500,000    500,000           25,250   31,363     38,828           20,602    26,715   34,179
     7           51,295     500,000  500,000    500,000           29,063   37,266     47,696           24,931    33,134   43,564
     8           60,159     500,000  500,000    500,000           32,741   43,359     57,425           29,126    39,744   53,810
     9           69,467     500,000  500,000    500,000           36,279   49,647     68,105           33,180    46,548   65,006
    10           79,241     500,000  500,000    500,000           39,672   56,133     79,833           37,089    53,550   77,251
    11           89,503     500,000  500,000    500,000           43,248   63,260     93,315           41,182    61,194   91,249
    12          100,278     500,000  500,000    500,000           46,668   70,640    108,207           45,119    69,091  106,657
    13          111,592     500,000  500,000    500,000           49,917   78,273    124,661           48,884    77,240  123,628
    14          123,471     500,000  500,000    500,000           52,977   86,155    142,851           52,460    85,638  142,334
    15          135,945     500,000  500,000    500,000           55,832   94,290    162,974           55,832    94,290  162,974
    16          149,042     500,000  500,000    500,000           58,466  102,682    185,256           58,466   102,682  185,256
    17          162,794     500,000  500,000    500,000           60,867  111,336    209,959           60,867   111,336  209,959
    18          177,234     500,000  500,000    500,000           63,026  120,267    237,383           63,026   120,267  237,383
    19          192,396     500,000  500,000    500,000           64,924  129,480    267,864           64,924   129,480  267,864
    20          208,316     500,000  500,000    500,000           66,534  138,976    301,784           66,534   138,976  301,784
    21          225,031     500,000  500,000    500,000           67,828  148,759    339,584           67,828   148,759  339,584
    22          242,583     500,000  500,000    500,000           68,775  158,833    381,774           68,775   158,833  381,774
    23          261,012     500,000  500,000    540,271           69,327  169,191    428,786           69,327   169,191  428,786
    24          280,363     500,000  500,000    596,205           69,432  179,831    480,811           69,432   179,831  480,811
    25          300,681     500,000  500,000    656,808           69,047  190,758    538,368           69,047   190,758  538,368
    26          322,015     500,000  500,000    722,471           68,125  201,986    602,059           68,125   201,986  602,059
    27          344,415     500,000  500,000    800,228           66,622  213,536    672,461           66,622   213,536  672,461
    28          367,936     500,000  500,000    885,327           64,497  225,437    750,277           64,497   225,437  750,277
    29          392,633     500,000  500,000    978,457           61,689  237,717    836,288           61,689   237,717  836,288
    30          418,565     500,000  500,000  1,080,367           58,115  250,400    931,351           58,115   250,400  931,351


(1)  Assumes that no Policy loans have been made.

(2) Values reflect applicable premium expenses charges, current cost of insurance rates, a monthly administrative charge of $30.00 per month in year 1 and $5.00 per month thereafter, and a mortality and expense risk charge of 0.75% of assets during the first ten Policy Years , and 0.25% thereafter.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.

(4) Assumes that the planned periodic premium is paid at the beginning of each Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

(5) The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rate of -1.50%, 4.46%, and 10.42% respectively, during the first ten Policy Years, and -1.01%, 4.98%, and 10.96% respectively thereafter.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAT THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND PREVAILING RATES. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE PORTFOLIOS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                     AMERICAN UNITED LIFE INSURANCE COMPANY

                        VARIABLE UNIVERSAL LIFE INSURANCE



MALE ISSUE AGE:  40                                                                     $500,000 FACE AMOUNT
PREFERRED, NON-TOBACCO USER                                                             DEATH BENEFIT OPTION 1


VARIABLE INVESTMENT        $6,000 ANNUAL PREMIUM USING GUARANTEED CHARGES


                                       DEATH BENEFIT                      ACCOUNT VALUE                        CASH VALUE

                                   Assuming Hypothetical              Assuming Hypothetical               Assuming Hypothetical
                PREMIUMS               Gross Annual                        Gross Annual                       Gross Annual
                 ACCUM.            Investment Return of                Investment Return of               Investment Return of
    END          AT 5%       ________________________________    ________________________________   ________________________________
    OF          INTEREST
   YEAR         PER YEAR       0% Gross 6% Gross 12% Gross         0% Gross 6% Gross 12% Gross        0% Gross 6% Gross 12% Gross
------------ --------------- ---------------------------------- ----------------------------------- --------------------------------

     1            6,300      500,000    500,000  500,000            4,032    4,319     4,607              0          0        0
     2           12,915      500,000    500,000  500,000            8,164    8,998     9,867          2,999      3,833    4,702
     3           19,861      500,000    500,000  500,000           12,153   13,803    15,593          6,988      8,638   10,428
     4           27,154      500,000    500,000  500,000           15,992   18,733    21,827         10,827     13,568   16,662
     5           34,811      500,000    500,000  500,000           19,676   23,786    28,616         14,511     18,621   23,451
     6           42,852      500,000    500,000  500,000           23,193   28,955    36,009         18,544     24,307   31,360
     7           51,295      500,000    500,000  500,000           26,538   34,241    44,064         22,406     30,109   39,932
     8           60,159      500,000    500,000  500,000           29,706   39,641    52,850         26,091     36,026   49,235
     9           69,467      500,000    500,000  500,000           32,687   45,151    62,438         29,588     42,052   59,339
    10           79,241      500,000    500,000  500,000           35,470   50,767    72,907         32,888     48,184   70,324
    11           89,503      500,000    500,000  500,000           38,354   56,889    84,899         36,288     54,823   82,833
    12          100,278      500,000    500,000  500,000           41,010   63,138    98,073         39,461     61,589   96,523
    13          111,592      500,000    500,000  500,000           43,410   69,497   112,549         42,377     68,464  111,516
    14          123,471      500,000    500,000  500,000           45,521   75,942   128,464         45,004     75,426  127,947
    15          135,945      500,000    500,000  500,000           47,315   82,459   145,980         47,315     82,459  145,980
    16          149,042      500,000    500,000  500,000           48,761   89,025   165,283         48,761     89,025  165,283
    17          162,794      500,000    500,000  500,000           49,830   95,626   186,593         49,830     95,626  186,593
    18          177,234      500,000    500,000  500,000           50,501  102,254   210,173         50,501    102,254  210,173
    19          192,396      500,000    500,000  500,000           50,733  108,883   236,311         50,733    108,883  236,311
    20          208,316      500,000    500,000  500,000           50,470  115,480   265,342         50,470    115,480  265,342
    21          225,031      500,000    500,000  500,000           49,655  122,005   297,663         49,655    122,005  297,663
    22          242,583      500,000    500,000  500,000           48,220  128,418   333,739         48,220    128,418  333,739
    23          261,012      500,000    500,000  500,000           46,065  134,651   374,117         46,065    134,651  374,117
    24          280,363      500,000    500,000  520,052           43,084  140,635   419,397         43,084    140,635  419,397
    25          300,681      500,000    500,000  572,875           39,167  146,300   469,569         39,167    146,300  469,569
    26          322,015      500,000    500,000  629,974           34,203  151,581   524,978         34,203    151,581  524,978
    27          344,415      500,000    500,000  697,407           28,073  156,409   586,057         28,073    156,409  586,057
    28          367,936      500,000    500,000  770,985           20,651  160,714   653,377         20,651    160,714  653,377
    29          392,633      500,000    500,000  851,258           11,770  164,401   727,571         11,770    164,401  727,571
    30          418,565      500,000    500,000  938,821            1,205  167,339   809,328          1,205    167,339  809,328



(1)  Assumes that no Policy loans have been made.

(2) Values reflect applicable premium expenses charges, guaranteed cost of insurance rates, a monthly administrative charge of $30.00 per month in year 1 and $10.00 per month thereafter, and a mortality and expense risk charge of 0.75% of assets during the first ten Policy Years , and 0.25% thereafter.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.

(4) Assumes that the planned periodic premium is paid at the beginning of each Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

(5) The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rate of -1.50%, 4.46%, and 10.42% respectively, during the first ten Policy Years, and -1.01%, 4.98%, and 10.96% respectively thereafter.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAT THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND PREVAILING RATES. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE PORTFOLIOS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                     AMERICAN UNITED LIFE INSURANCE COMPANY

                        VARIABLE UNIVERSAL LIFE INSURANCE




MALE ISSUE AGE:  40                                                                     $500,000 FACE AMOUNT
PREFERRED, NON-TOBACCO USER                                                             DEATH BENEFIT OPTION 2


VARIABLE INVESTMENT        $6,000 ANNUAL PREMIUM USING CURRENT CHARGES


                                       DEATH BENEFIT                      ACCOUNT VALUE                        CASH VALUE

                                   Assuming Hypothetical              Assuming Hypothetical               Assuming Hypothetical
                PREMIUMS               Gross Annual                        Gross Annual                       Gross Annual
                 ACCUM.            Investment Return of                Investment Return of               Investment Return of
    END          AT 5%       ________________________________    ________________________________   ________________________________
    OF          INTEREST
   YEAR         PER YEAR       0% Gross 6% Gross   12% Gross       0% Gross 6% Gross  12% Gross      0% Gross 6% Gross   12% Gross
------------ --------------- ---------------------------------- ----------------------------------- --------------------------------

     1            6,300        504,249   504,543     504,838        4,249     4,543     4,838            0          0           0
     2           12,915        508,673   509,534     510,432        8,673     9,534    10,432        3,508      4,369       5,267
     3           19,861        512,967   514,684     516,543       12,967    14,684    16,543        7,802      9,519      11,378
     4           27,154        517,129   519,992     523,218       17,129    19,992    23,218       11,964     14,827      18,053
     5           34,811        521,154   525,460     530,509       21,154    25,460    30,509       15,989     20,295      25,344
     6           42,852        525,034   531,085     538,470       25,034    31,085    38,470       20,386     26,436      33,822
     7           51,295        528,767   536,868     547,165       28,767    36,868    47,165       24,635     32,736      43,033
     8           60,159        532,349   542,812     556,665       32,349    42,812    56,665       28,734     39,196      53,050
     9           69,467        535,774   548,913     567,045       35,774    48,913    67,045       32,675     45,814      63,946
    10           79,241        539,035   555,171     578,386       39,035    55,171    78,386       36,453     52,588      75,803
    11           89,503        542,455   562,014     591,362       42,455    62,014    91,362       40,389     59,948      89,296
    12          100,278        545,693   569,047     605,605       45,693    69,047   105,605       44,144     67,497     104,055
    13          111,592        548,732   576,257     621,232       48,732    76,257   121,232       47,699     75,224     120,199
    14          123,471        551,549   583,628     638,368       51,549    83,628   138,368       51,032     83,112     137,851
    15          135,945        554,125   591,148     657,158       54,125    91,148   157,158       54,125     91,148     157,158
    16          149,042        556,441   598,800     677,758       56,441    98,800   177,758       56,441     98,800     177,758
    17          162,794        558,481   606,572     700,348       58,481   106,572   200,348       58,481    106,572     200,348
    18          177,234        560,235   614,457     725,133       60,235   114,457   225,133       60,235    114,457     225,133
    19          192,396        561,679   622,432     752,324       61,679   122,432   252,324       61,679    122,432     252,324
    20          208,316        562,781   630,467     782,148       62,781   130,467   282,148       62,781    130,467     282,148
    21          225,031        563,510   638,528     814,858       63,510   138,528   314,858       63,510    138,528     314,858
    22          242,583        563,831   646,577     850,727       63,831   146,577   350,727       63,831    146,577     350,727
    23          261,012        563,688   654,550     890,039       63,688   154,550   390,039       63,688    154,550     390,039
    24          280,363        563,028   662,386     933,109       63,028   162,386   433,109       63,028    162,386     433,109
    25          300,681        561,803   670,021     980,293       61,803   170,021   480,293       61,803    170,021     480,293
    26          322,015        559,968   677,394   1,031,989       59,968   177,394   531,989       59,968    177,394     531,989
    27          344,415        557,484   684,445   1,088,643       57,484   184,445   588,643       57,484    184,445     588,643
    28          367,936        554,316   691,114   1,150,754       54,316   191,114   650,754       54,316    191,114     650,754
    29          392,633        550,415   697,326   1,218,861       50,415   197,326   718,861       50,415    197,326     718,861
    30          418,565        545,708   702,975   1,293,536       45,708   202,975   793,536       45,708    202,975     793,536




(1)  Assumes that no Policy loans have been made.

(2) Values reflect applicable premium expenses charges, current cost of insurance rates, a monthly administrative charge of $30.00 per month in year 1 and $5.00 per month thereafter, and a mortality and expense risk charge of 0.75% of assets during the first ten Policy Years , and 0.25% thereafter.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.

(4) Assumes that the planned periodic premium is paid at the beginning of each Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

(5) The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rate of -1.50%, 4.46%, and 10.42% respectively, during the first ten Policy Years, and -1.01%, 4.98%, and 10.96% respectively thereafter.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAT THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND PREVAILING RATES. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE PORTFOLIOS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                     AMERICAN UNITED LIFE INSURANCE COMPANY

                        VARIABLE UNIVERSAL LIFE INSURANCE




MALE ISSUE AGE:  40                                                             $500,000 FACE AMOUNT
PREFERRED, NON-TOBACCO USER                                                     DEATH BENEFIT OPTION 2


VARIABLE INVESTMENT        $6,000 ANNUAL PREMIUM USING GUARANTEED CHARGES


                                       DEATH BENEFIT                      ACCOUNT VALUE                        CASH VALUE

                                   Assuming Hypothetical              Assuming Hypothetical               Assuming Hypothetical
                PREMIUMS               Gross Annual                        Gross Annual                       Gross Annual
                 ACCUM.            Investment Return of                Investment Return of               Investment Return of
    END          AT 5%       ________________________________    ________________________________   ________________________________
    OF          INTEREST
   YEAR         PER YEAR     0% Gross 6% Gross   12% Gross          0% Gross 6% Gross   12% Gross      0% Gross  6% Gross 12% Gross
------------ --------------- ---------------------------------- ----------------------------------- --------------------------------

     1          6,300       504,021   504,307     504,594            4,021     4,307       4,594            0          0        0
     2         12,915       508,130   508,960     509,826            8,130     8,960       9,826        2,965      3,795    4,661
     3         19,861       512,084   513,723     515,502           12,084    13,723      15,502        6,919      8,558   10,337
     4         27,154       515,874   518,592     521,659           15,874    18,592      21,659       10,709     13,427   16,494
     5         34,811       519,494   523,560     528,337           19,494    23,560      28,337       14,329     18,395   23,172
     6         42,852       522,931   528,616     535,573           22,931    28,616      35,573       18,282     23,968   30,924
     7         51,295       526,177   533,755     543,415           26,177    33,755      43,415       22,045     29,623   39,283
     8         60,159       529,227   538,970     551,916           29,227    38,970      51,916       25,611     35,354   48,301
     9         69,467       532,067   544,248     561,129           32,067    44,248      61,129       28,968     41,149   58,030
    10         79,241       534,686   549,578     571,112           34,686    49,578      71,112       32,104     46,995   68,529
    11         89,503       537,375   555,342     582,465           37,375    55,342      82,465       35,309     53,276   80,399
    12        100,278       539,803   561,153     594,816           39,803    61,153      94,816       38,253     59,604   93,266
    13        111,592       541,938   566,977     608,235           41,938    66,977     108,235       40,905     65,944  107,202
    14        123,471       543,745   572,773     622,798           43,745    72,773     122,798       43,229     72,256  122,282
    15        135,945       545,191   578,504     638,594           45,191    78,504     138,594       45,191     78,504  138,594
    16        149,042       546,241   584,126     655,716           46,241    84,126     155,716       46,241     84,126  155,716
    17        162,794       546,863   589,597     674,271           46,863    89,597     174,271       46,863     89,597  174,271
    18        177,234       547,038   594,886     694,391           47,038    94,886     194,391       47,038     94,886  194,391
    19        192,396       546,720   599,931     716,194           46,720    99,931     216,194       46,720     99,931  216,194
    20        208,316       545,854   604,658     739,802           45,854   104,658     239,802       45,854    104,658  239,802
    21        225,031       544,382   608,986     765,344           44,382   108,986     265,344       44,382    108,986  265,344
    22        242,583       542,240   612,822     792,958           42,240   112,822     292,958       42,240    112,822  292,958
    23        261,012       539,331   616,035     822,761           39,331   116,035     322,761       39,331    116,035  322,761
    24        280,363       535,559   618,486     854,881           35,559   118,486     354,881       35,559    118,486  354,881
    25        300,681       530,833   620,035     889,467           30,833   120,035     389,467       30,833    120,035  389,467
    26        322,015       525,067   620,540     926,689           25,067   120,540     426,689       25,067    120,540  426,689
    27        344,415       518,185   619,856     966,741           18,185   119,856     466,741       18,185    119,856  466,741
    28        367,936       510,112   617,837   1,009,844           10,112   117,837     509,844       10,112    117,837  509,844
    29        392,633       500,751   614,304   1,056,216              751   114,304     556,216          751    114,304  556,216
    30        418,565             0   609,029   1,106,057                0   109,029     606,057            0    109,029  606,057




(1)  Assumes that no Policy loans have been made.

(2) Values reflect applicable premium expenses charges, guaranteed cost of insurance rates, a monthly administrative charge of $30.00 per month in year 1 and $10.00 per month thereafter, and a mortality and expense risk charge of 0.75% of assets during the first ten Policy Years , and 0.25% thereafter.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.

(4) Assumes that the planned periodic premium is paid at the beginning of each Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

(5) The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rate of -1.50%, 4.46%, and 10.42% respectively, during the first ten Policy Years, and -1.01%, 4.98%, and 10.96% respectively thereafter.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAT THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND PREVAILING RATES. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE PORTFOLIOS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                     AMERICAN UNITED LIFE INSURANCE COMPANY

                        VARIABLE UNIVERSAL LIFE INSURANCE




MALE ISSUE AGE:  55                                                             $500,000 FACE AMOUNT
PREFERRED, NON-TOBACCO USER                                                     DEATH BENEFIT OPTION 1

VARIABLE INVESTMENT        $13,000 ANNUAL PREMIUM USING CURRENT CHARGES

                                       DEATH BENEFIT                      ACCOUNT VALUE                        CASH VALUE

                                   Assuming Hypothetical              Assuming Hypothetical               Assuming Hypothetical
                PREMIUMS               Gross Annual                        Gross Annual                       Gross Annual
                 ACCUM.            Investment Return of                Investment Return of               Investment Return of
    END          AT 5%       ________________________________    ________________________________   ________________________________
    OF          INTEREST
   YEAR         PER YEAR       0% Gross  6% Gross  12% Gross      0% Gross   6% Gross   12% Gross    0% Gross  6% Gross  12% Gross
------------ --------------- ---------------------------------- ----------------------------------- --------------------------------
     1          13,650          500,000   500,000     500,000      8,824       9,450      10,078          0          0           0
     2          27,982          500,000   500,000     500,000     17,608      19,422      21,316      6,218      8,032       9,926
     3          43,032          500,000   500,000     500,000     26,050      29,634      33,526     14,660     18,244      22,136
     4          58,833          500,000   500,000     500,000     34,137      40,082      46,803     22,747     28,692      35,413
     5          75,425          500,000   500,000     500,000     41,847      50,759      61,251     30,457     39,369      49,861
     6          92,846          500,000   500,000     500,000     49,161      61,657      76,989     38,910     51,406      66,738
     7         111,138          500,000   500,000     500,000     56,054      72,771      94,155     46,942     63,659      85,043
     8         130,345          500,000   500,000     500,000     62,488      84,076     112,892     54,515     76,103     104,919
     9         150,513          500,000   500,000     500,000     68,422      95,554     133,373     61,588     88,720     126,539
    10         171,688          500,000   500,000     500,000     73,823     107,197     155,808     68,128    101,502     150,113
    11         193,923          500,000   500,000     500,000     79,334     119,888     181,657     74,778    115,332     177,101
    12         217,269          500,000   500,000     500,000     84,283     132,866     210,309     80,866    129,449     206,892
    13         241,782          500,000   500,000     500,000     88,643     146,155     242,183     86,365    143,877     239,905
    14         267,521          500,000   500,000     500,000     92,374     159,775     277,768     91,235    158,636     276,629
    15         294,547          500,000   500,000     500,000     95,416     173,739     317,640     95,416    173,739     317,640
    16         322,925          500,000   500,000     500,000     97,679     188,049     362,484     97,679    188,049     362,484
    17         352,721          500,000   500,000     500,000     99,051     202,703     413,138     99,051    202,703     413,138
    18         384,007          500,000   500,000     522,267     99,385     217,695     470,510     99,385    217,695     470,510
    19         416,857          500,000   500,000     582,483     98,526     233,040     534,388     98,526    233,040     534,388
    20         451,350          500,000   500,000     647,679     96,333     248,789     605,307     96,333    248,789     605,307
    21         487,568          500,000   500,000     718,372     92,675     265,034     684,164     92,675    265,034     684,164
    22         525,596          500,000   500,000     809,926     87,414     281,899     771,358     87,414    281,899     771,358
    23         565,526          500,000   500,000     911,133     80,398     299,544     867,746     80,398    299,544     867,746
    24         607,452          500,000   500,000   1,022,977     71,439     318,152     974,264     71,439    318,152     974,264
    25         651,475          500,000   500,000   1,146,531     60,256     337,929   1,091,934     60,256    337,929   1,091,934
    26         697,699          500,000   500,000   1,282,945     46,359     359,078   1,221,853     46,359    359,078   1,221,853
    27         746,234          500,000   500,000   1,433,470     29,167     381,892   1,365,209     29,167    381,892   1,365,209
    28         797,195          500,000   500,000   1,599,455      7,953     406,766   1,523,290      7,953    406,766   1,523,290
    29         850,705                0   500,000   1,782,362          0     434,240   1,697,488          0    434,240   1,697,488
    30         906,890                0   500,000   1,983,785          0     465,049   1,889,320          0    465,049   1,889,320



(1)  Assumes that no Policy loans have been made.

(2) Values reflect applicable premium expenses charges, current cost of insurance rates, a monthly administrative charge of $30.00 per month in year 1 and $5.00 per month thereafter, and a mortality and expense risk charge of 0.75% of assets during the first ten Policy Years , and 0.25% thereafter.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.

(4) Assumes that the planned periodic premium is paid at the beginning of each Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

(5) The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rate of -1.50%, 4.46%, and 10.42% respectively, during the first ten Policy Years, and -1.01%, 4.98%, and 10.96% respectively thereafter.



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAT THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND PREVAILING RATES. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE PORTFOLIOS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                     AMERICAN UNITED LIFE INSURANCE COMPANY

                        VARIABLE UNIVERSAL LIFE INSURANCE



MALE ISSUE AGE:  55                                                                     $500,000 FACE AMOUNT
PREFERRED, NON-TOBACCO USER                                                             DEATH BENEFIT OPTION 1


VARIABLE INVESTMENT        $13,000 ANNUAL PREMIUM USING GUARANTEED CHARGES


                                       DEATH BENEFIT                      ACCOUNT VALUE                        CASH VALUE

                                   Assuming Hypothetical              Assuming Hypothetical               Assuming Hypothetical
                PREMIUMS               Gross Annual                        Gross Annual                       Gross Annual
                 ACCUM.            Investment Return of                Investment Return of               Investment Return of
    END          AT 5%       ________________________________    ________________________________   ________________________________
    OF          INTEREST
   YEAR         PER YEAR      0% Gross   6% Gross   12% Gross    0% Gross  6% Gross    12% Gross      0% Gross 6% Gross  12% Gross
------------ --------------- ---------------------------------- ----------------------------------- --------------------------------
     1          13,650        500,000    500,000    500,000       7,695      8,285         8,878           0        0            0
     2          27,982        500,000    500,000    500,000      15,174     16,844        18,590       3,784    5,454        7,200
     3          43,032        500,000    500,000    500,000      22,188     25,434        28,969      10,798   14,044       17,579
     4          58,833        500,000    500,000    500,000      28,705     34,025        40,063      17,315   22,635       28,673
     5          75,425        500,000    500,000    500,000      34,685     42,579        51,920      23,295   31,189       40,530
     6          92,846        500,000    500,000    500,000      40,083     51,054        64,600      29,832   40,803       54,349
     7         111,138        500,000    500,000    500,000      44,852     59,403        78,170      35,740   50,291       69,058
     8         130,345        500,000    500,000    500,000      48,912     67,549        92,686      40,939   59,576       84,713
     9         150,513        500,000    500,000    500,000      52,182     75,416       108,226      45,348   68,582      101,392
    10         171,688        500,000    500,000    500,000      54,583     82,931       124,895      48,888   77,236      119,200
    11         193,923        500,000    500,000    500,000      56,608     90,774       143,866      52,052   86,218      139,310
    12         217,269        500,000    500,000    500,000      57,623     98,216       164,532      54,206   94,799      161,115
    13         241,782        500,000    500,000    500,000      57,542    105,192       187,173      55,264  102,914      184,895
    14         267,521        500,000    500,000    500,000      56,251    111,616       212,117      55,112  110,477      210,978
    15         294,547        500,000    500,000    500,000      53,587    117,361       239,757      53,587  117,361      239,757
    16         322,925        500,000    500,000    500,000      49,322    122,250       270,568      49,322  122,250      270,568
    17         352,721        500,000    500,000    500,000      43,165    126,056       305,147      43,165  126,056      305,147
    18         384,007        500,000    500,000    500,000      34,728    128,476       344,262      34,728  128,476      344,262
    19         416,857        500,000    500,000    500,000      23,571    129,169       388,944      23,571  129,169      388,944
    20         451,350        500,000    500,000    500,000       9,221    127,769       440,573       9,221  127,769      440,573
    21         487,568              0    500,000    525,635           0    123,880       500,604           0  123,880      500,604
    22         525,596              0    500,000    595,640           0    117,030       567,276           0  117,030      567,276
    23         565,526              0    500,000    672,831           0    106,643       640,792           0  106,643      640,792
    24         607,452              0    500,000    757,900           0     91,971       721,809           0   91,971      721,809
    25         651,475              0    500,000    851,587           0     71,959       811,035           0   71,959      811,035
    26         697,699              0    500,000    954,683           0     45,132       909,222           0   45,132      909,222
    27         746,234              0    500,000  1,068,025           0      9,432     1,017,166           0    9,432    1,017,166
    28         797,195              0          0  1,192,490           0          0     1,135,704           0        0    1,135,704
    29         850,705              0          0  1,329,011           0          0     1,265,725           0        0    1,265,725
    30         906,890              0          0  1,478,588           0          0     1,408,179           0        0    1,408,179



(1)  Assumes that no Policy loans have been made.

(2) Values reflect applicable premium expenses charges, guaranteed cost of insurance rates, a monthly administrative charge of $30.00 per month in year 1 and $10.00 per month thereafter, and a mortality and expense risk charge of 0.75% of assets during the first ten Policy Years , and 0.25% thereafter.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.

(4) Assumes that the planned periodic premium is paid at the beginning of each Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

(5) The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rate of -1.50%, 4.46%, and 10.42% respectively, during the first ten Policy Years, and -1.01%, 4.98%, and 10.96% respectively thereafter.



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAT THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND PREVAILING RATES. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE PORTFOLIOS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                     AMERICAN UNITED LIFE INSURANCE COMPANY

                        VARIABLE UNIVERSAL LIFE INSURANCE



MALE ISSUE AGE:  55                                                                     $250,000 FACE AMOUNT
PREFERRED, NON-TOBACCO USER                                                             DEATH BENEFIT OPTION 2


VARIABLE INVESTMENT        $12,000 ANNUAL PREMIUM USING CURRENT CHARGES


                                       DEATH BENEFIT                      ACCOUNT VALUE                        CASH VALUE

                                   Assuming Hypothetical              Assuming Hypothetical               Assuming Hypothetical
                PREMIUMS               Gross Annual                        Gross Annual                       Gross Annual
                 ACCUM.            Investment Return of                Investment Return of               Investment Return of
    END          AT 5%       ________________________________    ________________________________   ________________________________
    OF          INTEREST
   YEAR         PER YEAR     0% Gross   6% Gross  12% Gross      0% Gross  6% Gross  12% Gross      0% Gross  6% Gross   12% Gross
------------ --------------- ---------------------------------- ----------------------------------- --------------------------------

     1           12,600       259,295   259,908    260,522         9,295     9,908     10,522         3,600      4,213       4,827
     2           25,830       268,614   270,427    272,315        18,614    20,427     22,315        12,919     14,732      16,620
     3           39,721       277,653   281,270    285,187        27,653    31,270     35,187        21,958     25,575      29,492
     4           54,308       286,401   292,437    299,236        36,401    42,437     49,236        30,706     36,742      43,541
     5           69,623       294,846   303,923    314,564        44,846    53,923     64,564        39,151     48,228      58,869
     6           85,704       302,972   315,723    331,284        52,972    65,723     81,284        47,846     60,597      76,159
     7          102,589       310,764   327,830    349,521        60,764    77,830     99,521        56,208     73,274      94,965
     8          120,319       318,195   340,226    369,397        68,195    90,226    119,397        64,209     86,239     115,411
     9          138,935       325,240   352,890    391,052        75,240   102,890    141,052        71,823     99,473     137,635
    10          158,481       331,877   365,806    414,641        81,877   115,806    164,641        79,030    112,959     161,793
    11          179,006       338,773   379,863    441,556        88,773   129,863    191,556        86,495    127,585     189,278
    12          200,556       345,244   394,253    471,046        95,244   144,253    221,046        93,536    142,544     219,338
    13          223,184       351,273   408,970    503,368       101,273   158,970    253,368       100,134    157,831     252,229
    14          246,943       356,835   424,000    538,801       106,835   174,000    288,801       106,265    173,430     288,231
    15          271,890       361,891   439,314    577,640       111,891   189,314    327,640       111,891    189,314     327,640
    16          298,084       366,390   454,867    620,199       116,390   204,867    370,199       116,390    204,867     370,199
    17          325,589       370,266   470,599    666,810       120,266   220,599    416,810       120,266    220,599     416,810
    18          354,468       373,438   486,427    717,824       123,438   236,427    467,824       123,438    236,427     467,824
    19          384,791       375,827   502,269    773,633       125,827   252,269    523,633       125,827    252,269     523,633
    20          416,631       377,372   518,052    834,688       127,372   268,052    584,688       127,372    268,052     584,688
    21          450,063       378,029   533,721    901,510       128,029   283,721    651,510       128,029    283,721     651,510
    22          485,166       377,764   549,224    974,683       127,764   299,224    724,683       127,764    299,224     724,683
    23          522,024       376,550   564,516  1,054,867       126,550   314,516    804,867       126,550    314,516     804,867
    24          560,725       374,354   579,543  1,142,785       124,354   329,543    892,785       124,354    329,543     892,785
    25          601,361       371,110   594,215  1,239,204       121,110   344,215    989,204       121,110    344,215     989,204
    26          644,030       366,668   608,345  1,344,885       116,668   358,345  1,094,885       116,668    358,345   1,094,885
    27          688,831       360,876   621,739  1,460,669       110,876   371,739  1,210,669       110,876    371,739   1,210,669
    28          735,873       353,570   634,175  1,587,475       103,570   384,175  1,337,475       103,570    384,175   1,337,475
    29          785,266       344,593   645,431  1,726,328        94,593   395,431  1,476,328        94,593    395,431   1,476,328
    30          837,129       333,825   655,305  1,878,404        83,825   405,305  1,628,404        83,825    405,305   1,628,404



(1)  Assumes that no Policy loans have been made.

(2) Values reflect applicable premium expenses charges, current cost of insurance rates, a monthly administrative charge of $30.00 per month in year 1 and $5.00 per month thereafter, and a mortality and expense risk charge of 0.75% of assets during the first ten Policy Years , and 0.25% thereafter.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.

(4) Assumes that the planned periodic premium is paid at the beginning of each Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

(5) The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rate of -1.50%, 4.46%, and 10.42% respectively, during the first ten Policy Years, and -1.01%, 4.98%, and 10.96% respectively thereafter.



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAT THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND PREVAILING RATES. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE PORTFOLIOS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                     AMERICAN UNITED LIFE INSURANCE COMPANY

                        VARIABLE UNIVERSAL LIFE INSURANCE



MALE ISSUE AGE:  55                                                             $250,000 FACE AMOUNT
PREFERRED, NON-TOBACCO USER                                                     DEATH BENEFIT OPTION 2

VARIABLE INVESTMENT        $12,000 ANNUAL PREMIUM USING GUARANTEED CHARGES

                                       DEATH BENEFIT                      ACCOUNT VALUE                        CASH VALUE

                                   Assuming Hypothetical              Assuming Hypothetical               Assuming Hypothetical
                PREMIUMS               Gross Annual                        Gross Annual                       Gross Annual
                 ACCUM.            Investment Return of                Investment Return of               Investment Return of
    END          AT 5%       ________________________________    ________________________________   ________________________________
    OF          INTEREST
   YEAR         PER YEAR     0% Gross  6% Gross   12% Gross       0% Gross  6% Gross   12% Gross     0% Gross 6% Gross   12% Gross
------------ --------------- ---------------------------------- ----------------------------------- --------------------------------
     1          12,600       258,720   259,315      259,911        8,720       9,315       9,911      3,025      3,620       4,216
     2          25,830       267,340   269,076      270,887       17,340      19,076      20,887     11,645     13,381      15,192
     3          39,721       275,610   279,046      282,771       25,610      29,046      32,771     19,915     23,351      27,076
     4          54,308       283,510   289,206      295,633       33,510      39,206      45,633     27,815     33,511      39,938
     5          69,623       291,018   299,536      309,542       41,018      49,536      59,542     35,323     43,841      53,847
     6          85,704       298,106   310,010      324,574       48,106      60,010      74,574     42,981     54,884      69,448
     7         102,589       304,746   320,598      340,808       54,746      70,598      90,808     50,190     66,042      86,252
     8         120,319       310,894   331,252      358,314       60,894      81,252     108,314     56,907     77,265     104,328
     9         138,935       316,503   341,921      377,170       66,503      91,921     127,170     63,086     88,504     123,753
    10         158,481       321,534   352,555      397,464       71,534     102,555     147,464     68,686     99,707     144,616
    11         179,006       326,579   363,933      420,416       76,579     113,933     170,416     74,301    111,655     168,138
    12         200,556       330,985   375,272      445,258       80,985     125,272     195,258     79,277    123,563     193,550
    13         223,184       334,717   386,524      472,155       84,717     136,524     222,155     83,578    135,385     221,016
    14         246,943       337,727   397,629      501,272       87,727     147,629     251,272     87,157    147,060     250,702
    15         271,890       339,947   408,504      532,774       89,947     158,504     282,774     89,947    158,504     282,774
    16         298,084       341,287   419,034      566,816       91,287     169,034     316,816     91,287    169,034     316,816
    17         325,589       341,634   429,077      603,549       91,634     179,077     353,549     91,634    179,077     353,549
    18         354,468       340,847   438,453      643,105       90,847     188,453     393,105     90,847    188,453     393,105
    19         384,791       338,787   446,974      685,637       88,787     196,974     435,637     88,787    196,974     435,637
    20         416,631       335,342   454,467      731,335       85,342     204,467     481,335     85,342    204,467     481,335
    21         450,063       330,429   460,782      780,445       80,429     210,782     530,445     80,429    210,782     530,445
    22         485,166       323,978   465,772      833,250       73,978     215,772     583,250     73,978    215,772     583,250
    23         522,024       315,932   469,297      890,079       65,932     219,297     640,079     65,932    219,297     640,079
    24         560,725       306,227   471,201      951,286       56,227     221,201     701,286     56,227    221,201     701,286
    25         601,361       294,742   471,261    1,017,206       44,742     221,261     767,206     44,742    221,261     767,206
    26         644,030       281,299   469,183    1,088,147       31,299     219,183     838,147     31,299    219,183     838,147
    27         688,831       265,668   464,602    1,164,394       15,668     214,602     914,394     15,668    214,602     914,394
    28         735,873             0   457,087    1,246,210            0     207,087     996,210          0    207,087     996,210
    29         785,266             0   446,197    1,333,904            0     196,197   1,083,904          0    196,197   1,083,904
    30         837,129             0   431,528    1,427,877            0     181,528   1,177,877          0    181,528   1,177,877





(1)  Assumes that no Policy loans have been made.

(2) Values reflect applicable premium expenses charges, guaranteed cost of insurance rates, a monthly administrative charge of $30.00 per month in year 1 and $10.00 per month thereafter, and a mortality and expense risk charge of 0.75% of assets during the first ten Policy Years , and 0.25% thereafter.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the Prospectus.

(4) Assumes that the planned periodic premium is paid at the beginning of each Policy Year. Values would be different if the premiums are paid with a different frequency or in different amounts.

(5) The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rate of -1.50%, 4.46%, and 10.42% respectively, during the first ten Policy Years, and -1.01%, 4.98%, and 10.96% respectively thereafter.



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAT THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND PREVAILING RATES. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE PORTFOLIOS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                      OTHER POLICY BENEFITS AND PROVISIONS

Limits on Rights to Contest the Policy

         Incontestability. In the absence of fraud, after the Policy has been in force during the Insured's lifetime for two years from the Contract Date, AUL may not contest the Contract. Any increase in the Face Amount will not be contested after the increase has been in force during the Insured's lifetime for two years following the effective date of the increase. If you did not request the Face Amount increase or if evidence of insurability was not required, we will not contest the increase.

If a Policy lapses and it is reinstated, we can contest the reinstated Policy during the first two years after the effective date of the reinstatement, but only for statements made in the application for reinstatement.

         Suicide Exclusion. If the Insured dies by suicide, while sane or insane, within two years of the Contract Date or the effective date of any reinstatement (or less if required by state law), the amount payable by AUL will be equal to the premiums paid less any loan, loan interest, and any Partial Surrender.

If the Insured dies by suicide, while sane or insane, within two years after the effective date of any increase in the Face Amount (or less if required by state law), the amount payable by AUL on such increase will be limited to the Monthly Deduction associated with the increase.

Changes in the Policy or Benefits

         Misstatement of Age or Sex. If it is determined the age or sex of the Insured as stated in the Policy is not correct, the Death Benefit will be the greater of: (1) the amount which would have been purchased at the Insured's correct age and sex by the most recent cost of insurance charge assessed prior to the date we receive proof of death; or (2) the Account Value as of the date we receive proof of death, multiplied by the Minimum Insurance Percentage for the correct age.

         Other Changes. Upon notice, AUL may modify the Policy, but only if such modification is necessary to: (1) make the Policy or the Separate Account comply with any applicable law or regulation issued by a governmental agency to which AUL is subject; (2) assure continued qualification of the Policy under the Internal Revenue Code or other federal or state laws relating to variable life contracts; (3) reflect a change in the operation of the Separate Account; or (4) provide different Separate Account and/or Fixed Account accumulation options. AUL reserves the right to modify the Policy as necessary to attempt to prevent the Owner from being considered the owner of the assets of the Separate Account. In the event of any such modification, AUL will issue an appropriate endorsement to the Policy, if required. AUL will exercise these rights in accordance with applicable law, including approval of Owners, if required.

Any change of the Policy must be approved by AUL's President, Vice President or Secretary. No representative is authorized to change or waive any provision of the Policy.

Change of Insured

While the Policy is in force, it may be exchanged for a new Policy on the life of a substitute Insured. The exercise of this exchange is subject to satisfactory evidence of insurability for the substitute Insured. The Contract Date of the new Policy will generally be the same as the Contract Date of the exchanged Policy. The Issue Date of the new Policy will be the date of the exchange. The initial Cash Value of the new Policy will be the same as the Cash Value of the exchanged Policy on the date of the exchange. Exercise of the Change of Insured provision will result in a taxable exchange.

Exchange for Paid-Up Policy

You may exchange the Policy for a paid-up whole life policy by Proper Notice and upon returning the Policy to the Home Office. The new policy will be for the level face amount, not greater than the Policy's Face Amount, which can be purchased by the Policy's Net Cash Value. The new policy will be purchased using the continuous net single premium for the Insured's age upon the Insured's nearest birthday at the time of the exchange. We will pay you any remaining Net Cash Value that was not used to purchase the new policy.

At any time after this option is elected, the cash value of the new policy will be its net single premium at the Insured's then attained age. All net single premiums will be based on 3% interest and the guaranteed cost of insurance rates of the Policy. No riders may be attached to the new policy.

When Proceeds Are Paid

AUL will ordinarily pay any Death Benefit Proceeds, loan proceeds, Partial Surrender proceeds, or Full Surrender proceeds within seven calendar days after receipt at the Home Office of all the documents required for such a payment. Other than the Death Benefit, which is determined as of the date of death, the amount will be determined as of the date of receipt of required documents. However, AUL may delay making a payment or processing a transfer request if (1) the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists as a result of which the disposal or valuation of Separate Account assets is not reasonably practicable; or (2) the SEC by order permits postponement of payment to protect Owners.

Dividends

You will receive any dividends declared by us as long as the Policy is in force. Dividend payments will be applied to increase the Account Value in the Investment Accounts and Fixed Account on a prorata basis unless you request cash payment. We do not anticipate declaring any dividends.

Reports to Policy Owners

At least once a year, you will be sent a report at your last known address showing, as of the end of the current report period: Account Value, Cash Value, Death Benefit, amount of interest credited to amounts in the Fixed Account, change in value of amounts in the Separate Account, premiums paid, loans, Partial Surrenders, expense charges, and cost of insurance charges since the prior report. You will also be sent an annual and a semiannual report for each Fund or Portfolio underlying an Investment Account to which you have allocated Account Value, including a list of the securities held in each Fund, as required by the 1940 Act. In addition, when you pay premiums (except for premiums deducted automatically), or if you take out a loan, transfer amounts among the Investment Accounts and Fixed Account or take surrenders, you will receive a written confirmation of these transactions.

Assignment

The Policy may be assigned in accordance with its terms. In order for any assignment to be binding upon AUL, it must be in writing and filed at the Home Office. Once AUL has received a signed copy of the assignment, the Owner's rights and the interest of any beneficiary (or any other person) will be subject to the assignment. If there are any irrevocable beneficiaries, you must obtain their written consent before assigning the Policy. AUL assumes no responsibility for the validity or sufficiency of any assignment. An assignment is subject to any loan on the Policy.

Reinstatement

The Policy may be reinstated within five years (or such longer period if required by state law) after lapse, subject to compliance with certain conditions, including the payment of a necessary premium and submission of satisfactory evidence of insurability. See your Policy for further information.

The following rider benefits are available and may be added to your Policy. If applicable, monthly charges for these riders will be deducted from your Account Value as part of the Monthly Deduction. All of these riders may not be available in all states.

    Waiver of Monthly Deduction Disability (WMDD)
    Issue Ages:     20-55

    This rider waives the Monthly Deduction during a period of total disability. WMDD cannot be attached to Policies with Face Amounts in excess of $3,000,000 or rated higher than Table H.

    Monthly Deductions are waived for total disability following a six month waiting period. Monthly Deductions made during this waiting period are re-credited to the Account Value upon the actual waiver of the Monthly Deductions. If disability occurs before age 60, Monthly Deductions are waived as long as total disability continues. If disability occurs between ages 60-65, Monthly Deductions are waived as long as the Insured remains totally disabled but not beyond age 65.

    Guaranteed Insurance Option (GIO)
    Issue ages:     20-39 (standard risks only)

    This rider allows the Face Amount of the Policy to be increased by the option amount or less, without evidence of insurability on the Insured. These increases may occur on regular option dates or alternate option dates. See the rider contract for the specific dates.

    Children's Benefit Rider (CBR)
    Issue Ages:     14 Days - 20 Years (Children's ages)

    This rider provides level term insurance on each child of the Insured. At issue, each child must be at least 14 days old and less than 20 years of age, and the Insured must be less than 56 years old and not have a substandard rating greater than table F. Once CBR is in force, children born to the Insured are covered automatically after they are 14 days old. Children are covered under CBR until they reach age 22, when they may purchase, without evidence of insurability, a separate policy with up to five times the expiring face amount of the rider's coverage.

    Other Insured Rider (OIR)
    Issue Ages:     20-85 (Other Insured's age)

    The Other Insured Rider is level term life insurance on someone other than the Insured. The minimum issue amount is $10,000; the maximum issue amount is equal to three times the Face Amount. A maximum of two OIRs may be added to the Policy. The OIR amount of coverage may be changed in the future, but increases are subject to evidence of insurability.

    Prior to the Other Insured's age 70, the OIR may be converted to a permanent individual policy without evidence of insurability. The OIR may be converted to permanent coverage on the Monthiversary following the date of the Insured's death.

    Same Insured Rider (SIR)
    Issue Ages:     0-85

    This rider provides level term life insurance on the Insured. The minimum issue amount is $10,000; the maximum issue is equal to three times the Face Amount of the Policy. Only one SIR may be added to the Policy. The SIR face amount may be changed (increases are subject to evidence of insurability). Prior to age 70 (55 for substandard risks), the Insured may convert the SIR to permanent coverage without evidence of insurability.

    Waiver of Premium Disability (WPD)
    Issue Ages:     20-55

    This rider pays a designated premium into the Account Value during a period of total disability. The minimum designated premium is $100. WPD may not be added to a policy unless WMDD is already added. If disability occurs before age 60, the designated premium benefit is paid as long as total disability continues. If disability occurs between ages 60-65, the designated premium benefit is paid as long as the Insured remains totally disabled but not beyond age 65.

    Last Survivor Rider (LS)
    Issue Ages:     20-85

    This rider modifies the terms of the Policy to provide insurance on the lives of two Insureds rather than one. When the Last Survivor Rider is attached, the Death Benefit Proceeds are paid to the beneficiary upon the death of the last surviving Insured. The cost of insurance charges reflect the anticipated mortality of the two Insureds and the fact that the Death Benefit is not paid until the death of the surviving Insured. For a Policy containing the LS Rider to be reinstated, either both Insureds must be alive on the date of the reinstatement, or the surviving Insured must be alive and the lapse occurred after the death of the first Insured. The Incontestability, Suicide, and Misstatement of Age or Sex provisions of the Policy apply to either Insured.

    LS Rider also provides a Policy Split Option, allowing the Policy on two Insureds to be split into two separate Policies, one on the life of each Insured. The LS Rider also includes an Estate Preservation Benefit which increases the Face Amount of the Policy under certain conditions. The Estate Preservation Benefit is only available to standard risks.

    Joint First-to-Die Level Term Insurance Rider
    Issue Ages:     20-85

    This rider may be attached to a Policy in conjunction with the LS Rider. The Joint-to-Die Rider provides a death benefit to the beneficiary on the death of the first of the Insureds to die. The cost of insurance charges reflect the anticipated joint mortality of the two insureds. The Incontestability, Suicide, and Misstatement of Age or Sex provisions of the Policy apply to either Insured.

    Automatic Increase Rider (AIR)
    Issue Ages:     20-55 (standard risks only)

    This rider increases the Insured's base coverage by 5% each year, without evidence of insurability. The 5% increase is compounded annually and is based on the base coverage Face Amount on Policy Anniversaries. No increases are made during any period in which the Monthly Deduction is being waived. Insured's initial base coverage must be at least $100,000.

    AIR terminates on the earliest of the following dates: the date an automatic increase is rejected, the date the Face Amount is decreased, the date requested in writing by the Owner, the date of Policy termination, or the anniversary date 20 years after issue of this rider. There is no charge for AIR. New coverage generated by the rider results in an increase in the target premium and establishes an additional surrender charge. All charges for any new coverage are based on the Insured's nearest age at the time of increase.

    Guaranteed Minimum Death Benefit Rider (GMDB)

     This rider extends the Guarantee Period as listed on the Policy Data Page. While the GMDB rider is in force, the Policy will remain in force and will not begin the grace period if on each Monthiversary, the sum of the premiums paid to date, less any Partial Surrenders, any outstanding loan and loan interest, equals or exceeds the required premium for the Guaranteed Minimum Death Benefit multiplied by the number of Policy months since the Contract Date. The guarantee provided by this rider terminates if this test is failed on any Monthiversary. The guarantee will not be reinstated.

    Accelerated Death Benefit Rider (ABR)

    This rider allows for a prepayment of a portion of the Policy's Death Benefit while the Insured is still alive, if the Insured has been diagnosed as terminally ill, and has 12 months or less to live. The minimum amount available is $5,000. The maximum benefit payable (in most states) is the lesser of $500,000 or 50% of the Face Amount. ABR may be added to the Policy at any time while it is still in force. There is no charge for ABR.

                               TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon AUL's understanding of the present federal tax laws as they currently are interpreted by the Internal Revenue Service (the "IRS").

Tax Status of the Policy

In order to attain the tax benefits normally associated with life insurance, the Policy must be classified for federal income tax purposes as a life insurance contract. Section 7702 of the Internal Revenue Code sets forth a definition of a life insurance contract for federal income tax purposes. The U.S. Treasury Department (the "Treasury") is authorized to prescribe regulations implementing
Section 7702. While proposed regulations and other interim guidance has been issued, final regulations have not been adopted. In short, guidance as to how
Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide the tax advantages normally provided by a life insurance contract.

With respect to a Policy issued on a standard basis, AUL believes that such a Policy should meet the Section 7702 definition of a life insurance contract. With respect to a Policy that is issued on a substandard basis (i.e., a premium class with extra rating involving higher than standard mortality risk) or one involving joint insureds, there is less guidance, in particular as to how the mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. If the requirements of Section 7702 were deemed not to have been met, the Policy would not provide the tax benefits normally associated with life insurance and the tax status of all contracts invested in the Investment Account to which premiums were allocated under the non-qualifying contract might be affected.

If it is subsequently determined that a Policy does not satisfy Section 7702, AUL may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, AUL reserves the right to modify the Policy as it deems necessary in its sole discretion to attempt to qualify it as a life insurance contract under Section 7702.

Section 817(h) of the Internal Revenue Code requires that the investments of each of the Investment Accounts must be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Internal Revenue Code. The Investment Accounts, through the Portfolios, intend to comply with the diversification requirements prescribed in Treas. Reg. Section 1.817-5, which affect how the Portfolio's assets are to be invested. AUL believes that the Investment Accounts will meet the diversification requirements, and AUL will monitor continued compliance with this requirement.

In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the investment accounts used to support their contracts. In those circumstances, income and gains from the investment account assets would be includable in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of investment account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which contract holders may direct their investments to particular investment accounts without being treated as owners of the underlying assets."

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of investment account assets. For example, an Owner has additional flexibility in allocating Net Premium payments and Account Value. These differences could result in an Owner being treated as the owner of a prorata portion of the assets of the Investment Accounts. In addition, AUL does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury has stated it expects to issue. AUL therefore reserves the right to modify the Policy as necessary to attempt to prevent an Owner from being considered the Owner of a prorata share of the assets of the Investment Accounts.

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

Tax Treatment of Policy Benefits

         In General. AUL believes that the proceeds and Account Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance contract for federal income tax purposes. Thus, the Death Benefit under the Policy should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Internal Revenue Code. However, if you elect a settlement option for a Death Benefit other than in a lump sum, a portion of the payment made to you may be taxable.

Depending on the circumstances, the exchange of a Policy, a change in the Policy's Death Benefit option, a Policy loan, a Partial Surrender, a surrender, a change in ownership, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depends on the circumstances of each Owner or beneficiary.

The Policy may also be used in various arrangements, including nonqualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

Generally, the Owner will not be deemed to be in constructive receipt of the Account Value, including increments thereof, until there is a distribution. The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a Modified Endowment. Upon a complete surrender or lapse of a Policy, whether or not a Modified Endowment, the excess of the amount received plus the amount of any outstanding loans and loan interest over the total investment in the Policy will generally be treated as ordinary income subject to tax.

         Modified Endowments. Section 7702A establishes a class of life insurance Policies designated as "Modified Endowment Contracts." The rules relating to whether a Policy will be treated as a Modified Endowment are extremely complex and cannot be adequately described in the limited confines of this summary. In general, a Policy will be a Modified Endowment if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. A Policy may also become a Modified Endowment after a material change. The determination of whether a Policy will be a Modified Endowment after a material change generally depends upon the relationship of the Death Benefit and Account Value at the time of such change and the additional premiums paid in the seven years following the material change.

Due to the Policy's flexibility, classification as a Modified Endowment will depend on the individual circumstances of each Policy. In view of the foregoing, a current or prospective Owner should consult with a tax adviser to determine whether a Policy transaction will cause the Policy to be treated as a Modified Endowment. However, at the time a premium is credited which in AUL's view would cause the Policy to become a Modified Endowment, AUL will attempt to notify the Owner that unless a refund of the excess premium (with any appropriate interest) is requested by the Owner, the Policy will become a Modified Endowment. However, we do not undertake to provide such notice. The Owner will have 30 days after receiving such notification to request the refund.

Policies  classified as Modified  Endowments  will be subject to the  following:
First, all distributions, including distributions upon surrender and Partial Surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Account Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from or secured by such a Policy, are treated as distributions from the Policy and taxed accordingly. Past due loan interest that is added to the loan amount will be treated as a loan. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59 1/2, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's beneficiary.

If a Policy becomes a Modified Endowment after it is issued, distributions made during the Policy Year in which it becomes a Modified Endowment, distributions in any subsequent Policy Year and distributions within two years before the Policy becomes a Modified Endowment will be subject to the tax treatment described above. This means that a distribution from a Policy that is not a Modified Endowment could later become taxable as a distribution from a Modified Endowment.

All Modified Endowments that are issued by AUL (or its affiliates) to the same Owner during any calendar year are treated as one Modified Endowment for purposes of determining the amount includable in an Owner's gross income under
Section 72(e) of the Internal Revenue Code.

Distributions from a Policy that is not a Modified Endowment are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's Death Benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

Loans from, or secured by, a Policy that is not a Modified Endowment are not treated as distributions. Instead, such loans are treated as indebtedness of the Owner.

Finally, neither distributions (including distributions upon surrender) nor loans from, or secured by, a Policy that is not a Modified Endowment are subject to the 10 percent additional income tax.

         Policy Loan Interest. Generally, consumer interest paid on any loan under a Policy which is owned by an individual is not deductible for federal or state income tax purposes. The deduction of other forms of interest paid on Policy loans may also be subject to other restrictions under the Internal Revenue Code. A qualified tax adviser should be consulted before deducting any Policy loan interest.

         Investment in the Policy. Investment in the Policy means: (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus
(ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any loan from, or secured by, a Policy that is a Modified Endowment, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a Policy that is a Modified Endowment to the extent that such amount is included in the gross income of the Owner.

Estate and Generation Skipping Taxes

When the Insured dies, the Death Benefits will generally be includable in the Owner's estate for purposes of federal estate tax if the Insured owned the Policy. If the Owner was not the Insured, the fair market value of the Policy would be included in the Owner's estate upon the Owner's death. Nothing would be includable in the Insured's estate if he or she neither retained incidents of ownership at death nor had given up ownership within three years before death.

Federal estate tax is integrated with federal gift tax under a unified rate schedule. An unlimited marital deduction may be available for federal estate and gift tax purposes. The unlimited marital deduction permits the deferral of taxes until the death of the surviving spouse.

If the Owner (whether or not he or she is the Insured) transfers ownership of the Policy to someone two or more generations younger, the transfer may be subject to the generation-skipping transfer tax with the taxable amount being the value of the Policy. The generation-skipping transfer tax provisions generally apply to transfers which would be subject to the gift and estate tax rules. Because these rules are complex, the Owner should consult with a qualified tax adviser for specific information if ownership is passing to younger generations.

Life Insurance Purchased for Use in Split Dollar Arrangements

On January 26, 1996, the IRS released a technical advice memorandum ("TAM") on the taxability of life insurance policies used in certain split dollar arrangements. A TAM, issued by the National Office of the IRS, provides advice as to the internal revenue laws, regulations, and related statutes with respect to a specific set of facts and a specific taxpayer. In the TAM, among other things, the IRS concluded that an employee was subject to current taxation on the excess of the cash surrender value of the policy over the premiums to be returned to the employer. Purchasers of life insurance policies to be used in split dollar arrangements are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from such an arrangement.

Non-Individual Ownership of Contracts

If the Owner of a Policy is an entity rather than an individual, the tax treatment may differ from that described above. Accordingly, prospective Owners that are entities should consult a qualified tax advisor.

Possible Charge for AUL's Taxes

At the present time, AUL makes no charge for any federal, state or local taxes (other than the charge for state and local premium taxes) that it incurs that may be attributable to the Investment Accounts or to the Policies. However, AUL reserves the right to make additional charges for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Investment Accounts or to the Policies.

                  OTHER INFORMATION ABOUT THE POLICIES AND AUL

Policy Termination

The Policy will terminate, and insurance coverage will cease, as of: (1) the end of the Valuation Period during which we receive Proper Notice to surrender the Policy; (2) the expiration of a grace period; or (3) the death of the Insured. See "Surrendering the Policy for Net Cash Value," "Premium Payments to Prevent Lapse," and "Death Benefit and Changes in Face Amount."

Resolving Material Conflicts

The Funds presently serve as the investment medium for the Separate Account and, therefore, indirectly for the Policies. In addition, the Funds have advised us that they are available to registered separate accounts of insurance companies, other than AUL, offering variable annuity and variable life insurance policies.

We do not currently foresee any disadvantages to you resulting from the Funds selling shares as an investment medium for products other than the Policies. However, there is a theoretical possibility that a material conflict of interest may arise between Owners whose Cash Values are allocated to the Separate Account and the owners of variable life insurance policies and variable annuity contracts issued by other companies whose values are allocated to one or more other separate accounts investing in any one of the Funds. Shares of some of the Funds may also be sold to certain qualified pension and retirement plans qualifying under Section 401 of the Internal Revenue Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans. In the event of a material conflict, we will take any necessary steps, including removing the Separate Account from that Fund, to resolve the matter. The Board of Directors/Trustees of each Fund will monitor events in order to identify any material conflicts that may arise and determine what action, if any, should be taken in response to those events or conflicts.

Addition, Deletion or Substitution of Investments

We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Separate Account or that the Separate Account may purchase. If the shares of a Portfolio are no longer available for investment or if, in our judgment, further investment in any Portfolio should become inappropriate in view of the purposes of the Separate Account, we may redeem the shares, if any, of that Portfolio and substitute shares of another registered open-end management investment company. We will not substitute any shares attributable to a Policy's interest in an Investment Account of the Separate Account without notice to you and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

We also reserve the right to establish additional Investment Accounts of the Separate Account, each of which would invest in shares corresponding to a Portfolio of a Fund or in shares of another investment company having a specified investment objective. Any new Investment Accounts may be made available to existing Owners on a basis to be determined by AUL. Subject to applicable law and any required SEC approval, we may, in our sole discretion, eliminate one or more Investment Accounts if marketing needs, tax considerations or investment conditions warrant.

If any of these substitutions or changes are made, we may, by appropriate endorsement, change the Policy to reflect the substitution or change.

If we deem it to be in the best interests of persons having voting rights under the Policies (subject to any approvals that may be required under applicable law), the Separate Account may be operated as a management investment company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other AUL separate accounts.

Voting Rights

AUL is the legal owner of the shares of the Portfolios held by the Investment Accounts of the Separate Account. In accordance with its view of present applicable law, AUL will exercise voting rights attributable to the shares of each Portfolio held in the Investment Accounts at any regular and special meetings of the shareholders of the Funds or Portfolios on matters requiring shareholder voting under the 1940 Act. AUL will exercise these voting rights based on instructions received from persons having the voting interest in corresponding Investment Accounts of the Separate Account and consistent with any requirements imposed on AUL under contracts with any of the Funds, or under applicable law. However, if the 1940 Act or any regulations thereunder should be amended, or if the present interpretation thereof should change, and as a result AUL determines that it is permitted to vote the shares of the Portfolios in its own right, it may elect to do so.

The person having the voting interest under a Policy is the Owner. AUL or the pertinent Fund shall send to each Owner a Fund's proxy materials and forms of instruction by means of which instructions may be given to AUL on how to exercise voting rights attributable to the Portfolio's shares.

Unless otherwise required by applicable law or under a contract with any of the Funds, with respect to each of the Portfolios, the number of Portfolio shares as to which voting instructions may be given to AUL is determined by dividing the value of all of the Accumulation Units of the corresponding Investment Account attributable to a Policy on a particular date by the net asset value per share of that Portfolio as of the same date. Fractional votes will be counted. The number of votes as to which voting instructions may be given will be determined as of the date coincident with the date established by a Fund for determining shareholders eligible to vote at the meeting of the Fund or Portfolio. If required by the SEC or under a contract with any of the Funds, AUL reserves the right to determine in a different fashion the voting rights attributable to the shares of the Portfolio. Voting instructions may be cast in person or by proxy.

Voting  rights   attributable  to  the  Policies  for  which  no  timely  voting instructions are received will be voted by AUL in the same proportion as the voting instructions which are received in a timely manner for all Policies participating in that Investment Account. AUL will vote shares of any Investment Account, if any, that it owns beneficially in its own discretion, except that if a Fund offers its shares to any insurance company separate account that funds variable annuity contracts or if otherwise required by applicable law or contract, AUL will vote its own shares in the same proportion as the voting instructions that are received in timely manner for Policies participating in the Investment Account.

Neither the Separate Account nor AUL is under any duty to inquire as to the instructions received or the authority of Owners or others to instruct the voting of shares of any of the Portfolios.

If required by state insurance officials, AUL may disregard Owner voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the Portfolios, or to approve or disapprove an investment advisory agreement. In addition, AUL may under certain circumstances disregard voting instructions that would require changes in the investment advisory contract or investment adviser of one or more of the Portfolios, provided that AUL reasonably disapproves of such changes in accordance with applicable federal regulations. If AUL ever disregards voting instructions, Owners will be advised of that action and of the reasons for such action in the next semiannual report. Finally, AUL reserves the right to modify the manner in which the weight to be given to pass-through voting instructions is calculated when such a change is necessary to comply with current federal regulations or the current interpretation thereof.

Sale of the Policies

The Policies will be offered to the public on a continuous basis, and we do not anticipate discontinuing the offering of the Policies. However, we reserve the right to discontinue the offering. Applications for Policies are solicited by representatives who are licensed by applicable state insurance authorities to sell our variable life contracts and who are also registered representatives of AUL. AUL is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

AUL acts as the "principal underwriter," as defined in the 1940 Act, of the Policies for the Separate Account. We are not obligated to sell any specific number of Policies.

Registered representatives may be paid commissions on Policies they sell. Representatives generally will be paid 50% of planned premiums paid in the first year for premiums up to target premium. For planned premiums paid in excess of target premium, registered representatives will also receive 3% of that excess. Additional commissions may be paid in certain circumstances. Other allowances and overrides also may be paid.

AUL Directors and Executive Officers

The following table sets forth the name and principal occupations during the past five years of each of AUL's directors and executive officers. Unless otherwise indicated, the address of each of the following individuals is One American Square, P.O. Box 368, Indianapolis, Indiana 46206-0368, and the indicated position is with AUL.

Name                                                        Principal Occupation During Past Five Years
Jerry D. Semler                                             President and Chief Operating Officer, 1980-1989;
                                                            President & Chief Exec. Officer, 1989-8/91; Chairman of
                                                            the Board, Pres. & CEO, 9/91-present; Mental Health
                                                            Board, State of Indiana, 10/87-10/91; Dir. Jenn
                                                            Foundation Board, 5/92-present; IWC Resources Corp., 4/96-present

John H. Barbre                                              Sr. Vice Pres., Individual Div., 5/80-present

William R. Brown                                            General Counsel & Secretary, 1/85-present; Dir., Health &
                                                            Hospital Corp. of Marion County Board, 1/84-1/92; Member,
                                                            Metro Development Com. of Indpls., 1/92-10/93; Dir.,
                                                            NOLHGA Board, 1/95-present
Charles D. Lineback                                         Sr. Vice Pres., Reinsurance Div., 12/87-present

James W. Murphy                                             Sr. Vice Pres., Corporate Finance, 8/69-present

Jerry L. Plummer                                            Sr. Vice Pres., Human Resources, 1/93-present; V.P.
                                                            Human Res., 1/81-1/93

R. Stephen Radcliffe                                        Executive Vice Pres., 8/94-present; Sr. V.P., Chief
                                                            Actuary, 5/83-8/94; Director, 2/91-present

G. David Sapp                                               Sr. Vice Pres., Investments, 1/92-present; V.P.,
                                                            Securities, 8/75-1/92

William L. Tindall                                          Sr. Vice Pres., Pension Div., 8/97 - present; Sr. Vice
                                                            Pres., Massachusetts Mutual Life Insurance Co.,
                                                            1993-1997; Vice President Pension Marketing,
                                                            Massachusetts Mutual Life Insurance Co., 1987-1993.

Gerald T. Walker                                            Sr. Vice Pres., Group Life & Health Div., 10/89-present

Kent R. Adams                                               Vice Pres., Fixed Income Securities, 1/92-present; Asst.
                                                            V.P., Securities, 1/77-1/92

Catherine B. Husman                                         V.P. and Chief Actuary, 7/97-present; V.P. and Corporate
                                                            Actuary, 1/84-7/97

Scott A. Kincaid                                            V.P. & Chief Information Officer, 1/95-present; V.P. Data
                                                            Center, 9/91-1/95; Asst. V.P. Data Center, 8/83-9/91

Steven C. Berring, M.D.                                     Director, 2/90-present; Director, NIPSCO Industries, Inc.
575 McCormick Rd.                                           2/86-present; Director, Arvin Industries, Inc.,
West Lafayette, IN 47906                                    11/83-present; Director, Eli Lilly, 4/83-present;
                                                            President, Purdue University, 2/83-present; Director,
                                                            Guidant Corp., 12/94-8/95; Dir., State Life Ins. Co.,
                                                            11/94-present

Arthur L. Bryant                                            Director, 11/94-present; President, The State Life
11817 Sand Dollar Ct.                                       Insurance Company, 9/83-present; Chairman of Board, The
Indianapolis, IN 46256                                      State Life Ins., 2/85-11/94

James M. Cornelius                                          Director, 2/96-present; V.P. & CEO, Eli Lilly & Co.,
1055 Park Place                                             1/83-1995; Chairman, Guidant Corp., 10/95-present; Dir.
Zoinsville, IN 46077                                        State Life Ins. Co., 11/94-present, Dir., National Bank
                                                            of Indpls., 11/93-present; Dir. Lilly Industries, Inc.,
                                                            4/96-present

James A. Dora                                               Director, 2/89-present; Chairman/CEO and Owner, General
5121 Green Braes, E. Dr.                                    Hotels Corp., 1/90-present; President and Owner, General
Indianapolis, IN 46234                                      Hotels Corp., 1967-1989; Dir., Indiana National Bank,
                                                            4/83-10/93; Dir., NBD Bank, N.A. (formerly Indiana
                                                            National Bank), 10/93-present; Dir., State Life,
                                                            11/94-present

Otto N. Frenzel                                             Director, 2/71-present (Chairman of Audit Comm.);
11330 Templin Rd.                                           Chairman, Executive Comm., National City Bank Indiana,
Zionsville, IN 46077                                        1/96-present; Chrmn. National City Bank Indiana,
                                                            10/92-1/96; Dir., National City Corp., 10/92-present;
                                                            Chairman, Merchants National Corp., 4/79-1/93; Vice
                                                            Chrmn, Merchants National Bank & Trust Co. of Indpls.,
                                                            4/86-10/92; Director, Indpls. Water Co., 4/63-present;
                                                            Dir., Indian Gas Co., Inc. 1/67-present; Dir. Indpls.
                                                            Power & Lights Corp. 4/77-present; Dir. Baldwin & Lyons,
                                                            Inc., 5/79-present; Dir. IPALCO Enterprises, Inc.,
                                                            9/83-present; Dir., IWC Resources Corp., 3/86-present;
                                                            Dir. Indiana Energy, Inc., 10/85-present; Dir., State
                                                            Life Ins. Co., 11/94-present

David W. Goodrich                                           Director, 2/95-present; Exec. Vice Pres., F.C. Tucker
6060 Sunset Ln.                                             Co., 1/86-present; Chrmn., Methodist Hosp. of Indiana
Indianapolis, IN 46228                                      1/93-6/96; Director, The State Life Ins. Co.,
                                                            7/90-present; Director, Irwin Financial Corp.,
                                                            1/88-present; Director, Citizens Gas & Coke Utility,
                                                            9/94-present; Vice Chairman, Clarian Health Partners,
                                                            6/96-present


William P. Johnson                                          Director, 7/78-present; Chairman of the Board & CEO,
19448 Rio Verde Dr.                                         Goshen Rubber Co., 7/91-present, Pres. & Treas., Goshen
Goshen, IN 46526                                            Rubber Co., 9/76-7/91; Pres. & Dir., GNC Corp.,
                                                            9/76-7/91; Pres. & Dir., GSH Corp., 7/91-present; Pres. &
                                                            Dir. GRN Corp., 9/76-7/91; Chrmn., GRN Corp.,
                                                            7/91-present; Pres. & Dir., Goshen Rubber of Canada,
                                                            Ltd., 9/76-7/91; Chrmn., Goshen Rubber of Canada, Ltd.,
                                                            7/91-present; Dir., Society Bank Ind. (formerly Trustcorp
                                                            Inc.) Co. Bend, IN, 2/88-12/95; Member of Advisory Comm.,
                                                            Society Bank Ind. Goshen, IN, 2/88-12/95; Dir., Coachman
                                                            Industries, 1978-present; Chrmn. & CEO, Syracuse Rubber
                                                            Co., 1981-present; Chrmn. & CEO, Bond-Flex Rubber Co.,
                                                            4/86-present; Dir., Peetro Go, Inc., 4/86-5/96; Dir.,
                                                            Flair Inc., 3/86-present; Dir., Lightfoot Enterprises,
                                                            4/86-present; Chrmn., Palmer Plastics, 10/87-present;
                                                            Chrmn., Dayton Polymrics, 10/89-present; Chrmn. GR
                                                            Plastics, 10/89-present; Chrmn. & CEO, ETI Inc.,
                                                            9/92-present; Chrmn. & CEO, GKI Inc., 7/91-present;
                                                            Chrmn. & CEO, Prolon, Inc., 10/92-present; Chrmn. & CEO,
                                                            Yeasel, Inc., 1/90-present; Chrmn. & CEO, Bower Mfg.,
                                                            7/91-present; Dir., State Life Ins. Co., 11/94-present

James T. Morris                                             Director, 2/87-present; Chairman & CEO, Indianapolis
8191 N. Pennsylvania                                        Water Co., 1/92-present; Pres., Indianapolis Water Co.,
Indianapolis, IN 46240                                      1/89-1/92; Pres., Chrmn. & CEO, IWC Resources Corp.,
                                                            1/89-present; Director, MSA  Realty Corp., 11/84-9/94;
                                                            Dir., National City Bank Corp., 7/89-present; Advisor,
                                                            Logo 7, Inc., 9/90-12/91; Dir., Paul Harris,
                                                            12/96-present; Dir., State Life Ins. Co., 11/94-present

Thomas E. Reilly, Jr.                                       Director, 2/90-present; Chairman, Reilly Industries,
8877 Pickwick Dr.                                           Inc., 1/90-present; President, Reilly Indus., 1963-1/90;
Indianapolis, IN 46260                                      Director, Lilly Indus. Inc., 4/81-present; Director, INB
                                                            National Bank, 4/84-10/93; Dir. NBD Indiana, subsid. of
                                                            NBD Bancorp, 4/84-1994; Dir., NBD Bancorp,  3/94-2/95;
                                                            Dir.,  First Chicago NBD Corp., 2/95-present;  Dir.,
                                                            Herif  Jones  Corp.,  10/95-present; Dir., State Life Ins. Co.,
                                                            11/94-present

William R. Riggs                                            Director, 2/92-present; Attorney (Partner), Ice Miller
7614 Silver Pine Ct.                                        Donadio & Ryan, 6/63-present; Dir., State Life Ins. Co.,
Indianapolis, IN 46250                                      11/94-present

Yvonne H. Shaheen                                           Director, 8/93-present; Utility Pres., & CEO, Bright
11808 Rolling Springs Dr.                                   Sheet Metal, 2/87-1/95; Pres., & CEO, Long Elec. Co.,
Indianapolis, IN 46032                                      2/87-present; Dir., Corporate Community Council,
                                                            1/93-1/95; Director, Community Hospital Foundation,
                                                            1/92-2/96; Dir., Junior Achievement, 4/90-present; Dir.,
                                                            National Elec., Contractors Assoc., 1/91-present; Dir.,
                                                            Boy Scouts of America, 10/91-present, Director, State
                                                            Life Ins. Co., 11/94-present

Frank D. Walker                                             Director, 11/94-present; Chairman of the Board & CEO,
3613 Bay Rd. N. Dr.                                         Walker Information, Inc., 6/60-present; Managing Partner,
Indianapolis, IN 46240                                      W.R. Properties, 6/84-present; Dir., Citizens Gas & Coke
                                                            Utility, 10/87-present; Dir., NBD Bank N.A. Indiana,
                                                            4/88-present; Advisor, Wild Birds Unlimited, Inc.,
                                                            8/95-present

State Regulation

AUL is subject to regulation by the Department of Insurance of the State of Indiana, which periodically examines the financial condition and operations of AUL. AUL is also subject to the insurance laws and regulations of all jurisdictions where it does business. The Policy described in this Prospectus has been filed with and, where required, approved by, insurance officials in those jurisdictions where it is sold.

AUL is required to submit annual statements of operations, including financial statements, to the insurance departments of the various jurisdictions where it does business to determine solvency and compliance with applicable insurance laws and regulations.

Additional Information

A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this Prospectus. This Prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.

Independent Auditors

The consolidated balance sheets for AUL at December 31, 1996 and the related consolidated statements of income, stockholders' equity and cash flows for the year ended December 31, 1996 appearing herein have been audited by Coopers & Lybrand LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

Actuarial matters included in this prospectus have been examined by Stephen J. Pearson, FSA, MAAA, Assistant Vice President and Individual Product Actuary of AUL.

Litigation

The Separate Account is not a party to any litigation. Its depositor, AUL, as an insurance company, ordinarily is involved in litigation. AUL is of the opinion that at present, such litigation is not material to the Owners of the Policies.

Legal Matters

Dechert Price & Rhoads of Washington, D.C. has provided advice on certain matters relating to the federal securities laws. Matters of Indiana law pertaining to the Policies, including AUL's right to issue the Policies and its qualification to do so under applicable laws and regulations issued thereunder, have been passed upon by Richard A. Wacker, Associate General Counsel of AUL.

Financial Statements

AUL's financial statements as of December 31, 1996 for the year ended December 31, 1996 and as of June 30, 1997 for the six month period ended June 30, 1997 are included in this Prospectus. The financial statements of AUL should be distinguished from financial statements of the Separate Account and should be considered only as bearing upon AUL's ability to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account. Because the Separate Account has not commenced operations before the date of this Prospectus, no financial statements of the Separate Account are included in this Prospectus.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
American United Life Insurance Company
Indianapolis, Indiana

We have audited the accompanying combined balance sheet of American United Life Insurance Company(R) and affiliates as of December 31, 1996 and 1995, and the related combined statements of operations, policyowners' surplus and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of American United Life Insurance Company(R) and affiliates as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note I to the combined financial statements, the Company adopted Statement of Financial Accounting Standards No. 120 (SFAS 120) and Financial Accounting Standards Board Interpretation No. 40 (FIN 40) which required implementation of several accounting pronouncements not previously adopted. The effects of adopting SFAS 120 and FIN 40 were retroactively applied to the Company's previously issued financial statements, consistent with the implementation guidance of those standards.

The Company previously issued financial statements for 1995 which were presented in accordance with accounting principles prescribed or permitted by the Insurance Department of the State of Indiana and which were considered generally accepted accounting principles for mutual life insurance companies. We previously issued our report dated February 19, 1996, on such financial statements.
                          /s/ Coopers & Lybrand L.L.P.

                              Indianapolis, Indiana
                                February 19, 1997

                             COMBINED BALANCE SHEET

 December 31,1996, and l995                         1996 (in millions)   1995
-----------------------------------------------------------------------------
 Assets
  Investments:
    Fixed Maturities:
      Available for sale at fair value          $1,593.4             $1,628.8
      Held to maturity at amortized cost         3,013.6              2,982.4
    Equity securities at fair value                 15.2                 19.0
    Mortgage loans                               1,114.6              1,124.7
    Real estate                                     52.3                 54.5
    Policy loans                                   143.5                141.6
    Short term and other invested assets            43.8                 69.0
    Cash and cash equivalents                       20.2                 10.9
-----------------------------------------------------------------------------
      Total investments                          5,996.6              6,030.9
-----------------------------------------------------------------------------
    Accrued investment income                       82.1                 86.0
    Reinsurance receivables                        209.5                191.2
    Deferred acquisition costs                     348.2                310.2
    Property and equipment                          54.0                 47.3
    Insurance premiums in course of collection      47.5                 31.2
    Other assets                                    35.7                 26.9
    Assets held in separate accounts             1,078.7                603.9
-----------------------------------------------------------------------------
      Total assets                              $7,852.3             $7,327.6
-----------------------------------------------------------------------------
   Liabilities and policyowners' surplus
   Liabilities
     Policy reserves                            $5,688.6             $5,755.8
     Other policyowner funds                       176.2                171.7
     Pending policyowner claims                    137.6                130.4
     Surplus notes                                  75.0                  ---
     Other liabilities and accrued expenses        123.4                116.9
     Liabilities related to separate accounts    1,078.7                603.9
-----------------------------------------------------------------------------
     Total liabilities                           7,279.5              6,778.7
-----------------------------------------------------------------------------
   Unrealized appreciation of securities,
    net of deferred income tax                      19.0                 47.2
   Policyowners' surplus                            553.8                501.7
-----------------------------------------------------------------------------
     Total policyowners' surplus                   572.8                548.9
-----------------------------------------------------------------------------
     Total liabilities and policyowners' surplus$7,852.3             $7,327.6
-----------------------------------------------------------------------------



COMBINED STATEMENT OF OPERATIONS

 for years ended December 31,1996, and l995         1996 (in millions)   1995
-----------------------------------------------------------------------------
  Revenues:
    Insurance premiums and other considerations $  401.1             $  390.0
    Policy and contract charges                     46.5                 39.8
    Net investment income                          471.8                478.9
    Realized investment gains                        6.6                  8.2
    Other income                                     3.8                   .1
-----------------------------------------------------------------------------
      Total revenues                               929.8                917.0
-----------------------------------------------------------------------------
   Benefits and expenses:
     Policy benefits                            $  381.4             $  346.7
     Interest expense on annuities
       and financial products                      261.6                283.1
     Underwriting, acquisition and insurance
       expenses                                    110.2                100.3
     Amortization                                   49.8                 41.2
     Dividends to policyowners                      26.3                 24.7
     Interest expense on surplus notes               5.1                 ----
     Other operating expenses                        8.9                 42.7
-----------------------------------------------------------------------------
     Total benefits and expenses                   843.3                838.7
-----------------------------------------------------------------------------
   Income before income tax expense                 86.5                 78.3
   Income tax expense                               34.4                 32.7
-----------------------------------------------------------------------------
     Net income                                   $ 52.1               $ 45.6
-----------------------------------------------------------------------------

 The accompanying notes are an integral part of the financial statements.


COMBINED STATEMENT OF POLICYOWNERS' SURPLUS


Policyowners' surplus at beginning of year        $548.9               $430.7
Net income                                          52.1                 45.6
Unrealized appreciation
(depreciation) of securities, net                  (28.2)                72.6
-----------------------------------------------------------------------------
Policyowners' surplus at end of year              $572.8               $548.9
-----------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.



COMBINED STATEMENT OF CASH FLOWS




 for years ended December 31,1996, and l995         1996 (in millions)   1995
-----------------------------------------------------------------------------
Cash flows from operating activities:
------------------------------------------------------------------------------
Net Income                                      $   52.1             $   45.6

Adjustments  to  reconcile   net  income  to  net  cash  provided  by  operating
  activities:
Amortization                                        49.8                 41.2
Depreciation                                         9.2                  8.6
Deferred  taxes                                      1.8                  7.0
Realized  investment  gains                         (6.6)                (8.2)
Policy acquisition  costs                          (69.3)               (61.2)
Interest  credited to deposit  liabilities         254.7                274.2
Fees  charged to deposit  liabilities              (19.8)               (19.5)
Amortization  of investment  income                 (6.2)               (10.9)
Increase in insurance liabilities                   93.9                110.5
Increase in assets                                 (44.4)               (72.1)
Increase in liabilities                             19.6                 14.7
------------------------------------------------------------------------------
Net cash provided by operating activities          334.8                329.9
------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchases:
Fixed maturities, Held to Maturity                (194.4)              (390.1)
Fixed maturities, Available for Sale              (477.7)              (234.9)
Equity securities                                  (24.7)                (1.1)
Mortgage loans                                    (169.1)              (159.9)
Real estate                                         (3.9)                (2.2)
Short term and other invested assets                (2.6)                 (.4)

  Proceeds from sales, calls or maturities:
Fixed maturities, Held to Maturity                 158.8                290.1
Fixed maturities, Available for Sale               466.4                145.7
Equity securities                                   28.7                 14.7
Mortgage loans                                     175.0                115.7
Real estate                                          3.1                  3.4
Short term and other invested assets                27.6                  4.6
-----------------------------------------------------------------------------
Net cash used by investing activities              (12.8)              (214.4)
-----------------------------------------------------------------------------
Cash flows from financing activities:
Proceeds from issuance of surplus notes             75.0                 ---
Deposits to insurance liabilities                  595.2                471.7
Withdrawals from insurance liabilities            (984.6)              (587.8)
Policyowner dividends                                3.6                   .7
Increase in policy loans                            (1.9)                (3.6)
------------------------------------------------------------------------------
Net cash used by financing activities             (312.7)              (119.0)
------------------------------------------------------------------------------
Net increase (decrease) in cash
   and cash equivalents                              9.3                 (3.5)
------------------------------------------------------------------------------
Cash and cash equivalents beginning of year         10.9                 14.4
------------------------------------------------------------------------------
Cash and cash equivalents end of year           $   20.2             $   10.9
------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.


NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations and Basis of Presentation
American United Life Insurance Company(R) (AUL) is an Indiana-domiciled mutual life insurance company with headquarters in Indianapolis. AUL is licensed to do business in 47 states and the District of Columbia. AUL offers individual life insurance and annuities, group life and disability insurance and pension products through career agents working in a distribution network of general agency offices. AUL also offers reinsurance services. The combined financial statements include the accounts of the Company and its affiliate, The State Life Insurance Company (State Life). Significant intercompany transactions have been excluded.

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles (GAAP). As of January 1, 1996, AUL adopted Financial Accounting Standards Board (FASB) Statement No. 120, Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts, and Financial Accounting Standards Board Interpretation No. 40 (FIN40), 'Applicability of Generally Accepted Accounting Principles for Mutual Life Insurance and Other Enterprises.' SFAS120 requires financial statements prepared in accordance with generally accepted accounting principles to apply all applicable authoritative GAAP pronouncements. The cumulative effect of applying SFAS No. 120 primarily consists of the initial deferral of acquisition costs, the establishment of deferred taxes, the change in methodology for insurance reserves, the elimination of the statutory asset valuation reserve and the effect of classifying certain fixed maturity investments as available for sale. The effect of the changes has been reported retroactively through restatement of the financial information as of January 1, 1994. As a result of restating the 1995 financial statements, combined net income was increased by $1.4 million, and combined policyowners' surplus increased $239.8 million.

AUL also files financial statements with insurance regulatory authorities which are prepared on the basis of statutory accounting practices which are significantly different from financial statements prepared in accordance with GAAP. These differences are described in detail in Note 9 - Statutory Information.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS
Fixed maturity securities which may be sold to meet liquidity and other needs of the Company are categorized as available for sale and are stated at fair value. Fixed maturity securities which the Company has the positive intent and ability to hold to maturity are categorized as held-to-maturity and are stated at amortized cost. Equity securities are stated at fair value. Mortgage loans on real estate are carried at amortized cost less an impairment allowance for estimated uncollectible amounts. Real estate is reported at cost less allowances for depreciation. Depreciation is provided (straight line) over the estimated useful lives of the related assets. Investment real estate is net of accumulated depreciation of $28.8 million and $28.3 million at December 31, 1996 and 1995, respectively. Depreciation expense for investment real estate amounted to $2.4 million and $2.6 million for 1996 and 1995, respectively. Policy loans are carried at their unpaid balance. Other invested assets are reported at cost plus the Company's equity in undistributed net equity since acquisition. Short term investments include investments with maturities of one-year or less and are carried at cost which approximates market. Short term certificates of deposit and savings certificates are considered to be cash equivalents. The carrying amount for cash and cash equivalents approximates market.

Realized gains and losses on sale or maturity of investments are based upon specific identification of the investments sold and do not include amounts allocable to separate accounts. At the time a decline in value of an investment is determined to be other than temporary, a provision for loss is recorded which is included in realized investment gains and losses. Unrealized gains and losses, resulting from carrying available-for-sale securities at fair value, are reported in policyowners' surplus, net of deferred income taxes.

DEFERRED POLICY ACQUISITION COSTS
Those costs of acquiring new business, which vary with and are primarily related to the production of new business, have been deferred to the extent that such costs are deemed recoverable. Such costs include commissions, certain costs of policy underwriting and issue and certain variable agency expenses. These costs are amortized with interest as follows:

For participating whole life insurance products, over the lesser of 30 years or the lifetime of the policy in relation to the present value of estimated gross margins from expenses, investments and mortality, discounted using the expected investment yield.

For universal life-type policies and investment contracts, over the lesser of the lifetime of the policy or 30 years for life policies or 20 years for other policies in relation to the present value of estimated gross profits from surrender charges and investment, mortality and expense margins, discounted using the interest rate credited to the policy.

For term life insurance products and life reinsurance policies, over the lesser of the benefit period or 30 years for term life or 20 years for life reinsurance policies in relation to the ratio of anticipated annual premium revenue to the anticipated total premium revenue, using the same assumptions used in calculating policy benefits.

For miscellaneous group life and individual and group health policies, straight line over the expected life of the policy.

For credit insurance policies, the deferred acquisition cost balance is primarily equal to the unearned premium reserve multiplied by the ratio of deferrable commissions to premiums written.

Recoverability of the unamortized balance of deferred policy acquisition costs is evaluated regularly. For universal life-type contracts, investment contracts and participating whole life policies, the accumulated amortization is adjusted (increased or decreased) whenever there is a material change in the estimated gross profits or gross margins expected over the life of a block of business in order to maintain a constant relationship between cumulative amortization and the present value of gross profits or gross margins. For most other contracts, the unamortized asset balance is reduced by a charge to income only when the present value of future cash flows, net of the policy liabilities, is not sufficient to cover such asset balance.

ASSETS HELD IN SEPARATE ACCOUNTS
Separate accounts are funds on which investment income and gains or losses accrue directly to certain policyholders, primarily variable annuity contracts and equity-based pension and profit sharing plans. The assets of these accounts are legally segregated, and are valued at fair value. The related liabilities are recorded at amounts equal to the underlying assets; the fair value of these liabilities is equal to their carrying amount.

PROPERTY AND EQUIPMENT
Property and equipment includes real estate owned and occupied by the Company. Property and equipment is carried at cost, net of accumulated depreciation of $35.9 million and $30.1 million as of December 31, 1996 and 1995, respectively. The Company provides for depreciation of property and equipment using the straight-line method over its estimated useful life. Depreciation expense for 1996 and 1995 was $6.8 million and $6.0 million, respectively.

PREMIUM REVENUE AND BENEFITS TO POLICYHOLDERS
The premiums and benefits for whole life and term insurance products and certain annuities with life contingencies (immediate annuities) are fixed and guaranteed. Such premiums are recognized as premium revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts. This association is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.

Universal life policies and investment contracts are policies with terms that are not fixed and guaranteed. The terms that may be changed could include one or more of the amounts assessed the policyholder, premiums paid by the policyholder or interest accrued to policyholder balances. The amounts collected from policyholders for these policies are considered deposits, and only the deductions during the period for cost of insurance, policy administration and surrenders are included in revenue. Policy benefits and claims that are charged to expense include interest credited to contracts and benefit claims incurred in the period in excess of related policy account balances.

RESERVES FOR FUTURE POLICY AND CONTRACT BENEFITS
Liabilities for future policy benefits for participating whole life policies are calculated using the net level premium method and assumptions as to interest and mortality. The interest rate is the dividend fund interest rate and the mortality rates are those guaranteed in the calculation of cash surrender values described in the contract. Liabilities for future policy benefits for term life insurance and life reinsurance policies are calculated using the net level premium method and assumptions as to investment yields, mortality and withdrawals. The assumptions are based on projections of past experience and include provisions for possible unfavorable deviation. These assumptions are made at the time the contract is issued. Liabilities for future policy benefits on universal life and investment contracts consist principally of policy account values plus certain deferred policy fees which are amortized using the same assumptions and factors used to amortize the cost of policies produced. If the future benefits on investment contracts are guaranteed (immediate annuities with benefits paid for a period certain) the liability for future benefits is the present value of such guaranteed benefits. Claim liabilities include provisions for reported claims and estimates based on historical experience, for claims incurred but not reported.

INCOME TAXES
The provision for income taxes includes amounts currently payable and deferred income taxes resulting from the temporary differences in the assets and liabilities determined on a tax and financial reporting basis.

2. Investments:
The amortized cost and fair value of investments in fixed maturity securities by type of investment were as follows:

                                                                             December 31, 1996
------------------------------------------------------------------------------------------------------------------
                                                                       Gross          Gross          Estimated
                                                       Amortized     Unrealized    Unrealized          Market
                                                          Cost          Gains         Losses           Value
-----------------------------------------------------------------------------------------------------------------
  Available for sale:                                                    (in millions)
  Obligations of U.S. government, states,
     political subdivisions and foreign governments  $   85.2       $   1.9         $  1.3         $    85.8
  Corporate securities                                1,000.0          33.9            7.0           1,026.9
  Mortgage-backed securities                            463.0          19.1            1.4             480.7
-----------------------------------------------------------------------------------------------------------------
                                                     $1,548.2       $  54.9         $  9.7         $ 1,593.4
-----------------------------------------------------------------------------------------------------------------

Held to maturity:
Obligations of U.S. government, states,
    political subdivisions and foreign governments  $  132.0        $   5.5         $  1.1         $   136.4
Corporate securities                                 1,891.1          100.1           14.0           1,977.2
Mortgaged-backed securities                            990.5           44.9            4.4           1,031.0
-----------------------------------------------------------------------------------------------------------------
                                                    $3,013.6        $ 150.5         $ 19.5         $ 3,144.6






                                                                             December 31, 1995
------------------------------------------------------------------------------------------------------------------
                                                                       Gross          Gross          Estimated
                                                       Amortized     Unrealized    Unrealized          Market
                                                          Cost          Gains         Losses           Value
-----------------------------------------------------------------------------------------------------------------
  Available for sale:                                                    (in millions)
  Obligations of U.S. government, states,
     political subdivisions and foreign governments  $   50.7       $   3.7         $   .1         $    54.3
  Corporate securities                                  925.3          63.5            2.0             986.8
  Mortgage-backed securities                            543.2          44.7             .2             587.7
-----------------------------------------------------------------------------------------------------------------
                                                     $1,519.2       $ 111.9         $  2.3         $ 1,628.8
-----------------------------------------------------------------------------------------------------------------

Held to maturity:
Obligations of U.S. government, states,
    political subdivisions and foreign governments  $  135.0        $  10.7         $   .3         $   145.4
Corporate securities                                 1,817.7          174.8            1.5           1,991.0
Mortgaged-backed securities                          1,029.7           89.7             .2           1,119.2
-----------------------------------------------------------------------------------------------------------------
                                                    $2,982.4        $ 275.2         $  2.0         $ 3,255.6


The amortized costs and fair value of fixed maturity securities at December 31, 1996, by contractual average maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                              Available for Sale             Held to Maturity
Total
                                            Amortized        Fair         Amortized       Fair
Amortized       Fair
 (in millions)                                Cost          Value            Cost        Value
Costs        Value
-----------------------------------------------------------------------------------------------------------------------------
Due in one year or less                   $   85.1     $    85.7          $   62.7   $   63.4        $  147.8
$   149.1
Due after one year through five years        369.2         370.8             704.0      727.6
1,073.2       1,098.4
Due after five years through ten years       363.0         376.7             800.8      841.8
1,163.8       1,218.5
Due after ten years                          267.9         279.5             455.6      480.8
723.5         760.3
-----------------------------------------------------------------------------------------------------------------------------
                                           1,085.2       1,112.7           2,023.1    2,113.6
3,108.3       3,226.3
Mortgage-backed securities                   463.0         480.7             990.5    1,031.0
1,453.5       1,511.7
-----------------------------------------------------------------------------------------------------------------------------
                                          $1,548.2     $ 1,593.4          $3,013.6   $3,144.6       $ 4,561.8
$ 4,738.0
=============================================================================================================================


Net investment income consistent of the following:



 December 31,1996,and l995                          1996 (in millions)   1995
-----------------------------------------------------------------------------
    Fixed maturity securities                    $  364.0             $  369.4
    Equity securities                                2.0                  2.9
    Mortgage loans                                 104.4                104.4
    Real estate                                     10.8                 10.7
    Policy loans                                     9.0                  9.2
    Other                                            6.1                  4.5
-----------------------------------------------------------------------------
    Gross investment income                        496.3                501.1
    Investment expenses                             24.5                 22.2
-----------------------------------------------------------------------------
    Net investment income                      $   471.8             $  478.9
-----------------------------------------------------------------------------

Net realized investment gains and losses include write downs and changes in the reserve for losses on mortgage loans and foreclosed real estate of $.5 million and $1.5 million for 1996 and 1995, respectively. Proceeds from the sales, maturities or calls of investments in fixed maturities during 1996 and 1995 were approximately $609.0 million and $435.8 million, respectively. Gross gains of $12.0 million and $9.1 million, and gross losses of $6.9 million and $2.9 million were realized in 1996 and 1995, respectively. The changes in unrealized appreciation (depreciation) of fixed maturities amounted to approximately $(64.3) million and $156.5 million in 1996 and 1995, respectively.

At December 31, 1996, the unrealized appreciation on equity securities of approximately $1.4 million is comprised of $3.0 million in unrealized gains and $1.6 million of unrealized losses and has been reflected directly in policyowners' surplus. The change in the unrealized appreciation (depreciation) of equity securities amounted to approximately $(1.1) million and $1.2 million in 1996 and 1995, respectively.

The Company maintains a diversified mortgage loan portfolio and exercises internal limits on concentrations of loans by geographic area, industry, use and individual mortgagor. Mortgage loans on various properties in nine states (California, Florida, North Carolina, Indiana, Texas, Illinois, Georgia, Kentucky and Ohio) account for approximately 62% of the fair value of the mortgage loan portfolio. Approximately $163.9 million of mortgage loans have been issued on 67 geographically diversified properties of 8 large retailers.

The Company has outstanding mortgage loan commitments at December 31, 1996, of approximately $67.9 million.

As of December 31, 1996, the carrying value of investments that produced no income for the previous twelve month period was $9.7 million.

3.  Insurance Liabilities:
At December 31, 1996 and 1995, insurance liabilities consisted of the following:




                                                                                                           (in
millions)
-------------------------------------------------------------------------------------------------------------------------------
                                                                Mortality
Interest
                                               Withdrawal     or morbidity
rate
                                               assumption       assumption           assumption
1996         1995
-------------------------------------------------------------------------------------------------------------------------------
Future policy benefits:
  Participating whole life contracts       Company experience    Company experience   2.5% to 6.0%   $  554.9
$   520.0
  Universal life-type contracts                   N/A               N/A               N/A
352.0         334.9
  Other individual life contracts          Company experience    Company experience   6.8% to 10.0%
183.6         160.3
  Accident and health                             N/A               N/A               N/A
43.7          43.3
  Annuity products                                N/A               N/A               N/A
4,397.1       4,546.8
  Group life and health                           N/A               N/A               N/A
157.3         150.5
Other policyowner funds                           N/A               N/A               N/A
176.2         171.7
Pending policy owner claims                       N/A               N/A               N/A
137.6         130.4
-------------------------------------------------------------------------------------------------------------------------------
Total insurance liabilities                                                                         $ 6,002.4
$ 6,057.9
===============================================================================================================================



Participating life insurance policies under generally accepted accounting principles represent approximately 11% and 12% of the total individual life insurance in force at December 31, 1996 and 1995, respectively. Participating policies represented approximately 40% of life premium income for both 1996 and 1995. The amount of dividends to be paid is determined annually by the Board of Directors.

4. Employees' and Agents' Benefit Plans:

The Company has a noncontributory defined benefit pension plan covering substantially all employees. Company contributions to the employee plan are made annually in an amount between the minimum ERISA required contribution and the maximum tax-deductible contribution. Contributions made to the Plan were $2.4 million in 1996 and $2.2 million in 1995. The net periodic pension cost was $.6 million and $1.6 million for the year ended December 31, 1996 and 1995, respectively. This includes service cost of $3.5 million and $.8 million, interest cost of $1.4 million and $1.3 million, and return on plan assets of $4.3 million and $.5 million for the year ended December 31, 1996 and 1995, respectively.

The following benefit information for the employees' defined benefit plan was determined by outside actuaries as of January 1, 1996 and 1995, respectively, the most recent actuarial valuation dates.


                                                    1996 (in millions)   1995
-----------------------------------------------------------------------------
  Actuarial  present value of accumulated  benefits for the  employees'  defined benefit plan:
      Vested                                    $  20.1             $   18.2
      Nonvested                                      .2                   .2
-----------------------------------------------------------------------------
                                                $  20.3             $   18.4
-----------------------------------------------------------------------------
  Related net assets available for plan
    benefits                                    $  28.8             $   25.1
------------------------------------------------------------------------------

The Company has a defined contribution plan covering employees who have completed one full calendar year of service. Annual contributions are made by the Company in amounts based upon the Company's financial results. Company contributions to the plan during 1996 and 1995 were $1.7 million and $1.2 million, respectively.

The Company has a defined contribution pension plan and a 401(k) plan covering substantially all of the agents, except general agents. Contributions of 3% defined commissions (plus 3% for commissions over the Social Security wage base) are made to the pension plan. An additional contribution of 3% of defined commissions are made to a 401(k) plan. Company contributions expended for these plans for 1996 and 1995 were $612,000 and $606,000, respectively.

The funds for all plans are held by the Company under deposit administration and group annuity contracts.

The Company also provides certain health care and life insurance benefits (postretirement benefits) for retired employees and certain agents (retirees). Substantially all employees and agents may become eligible for such benefits if they reach retirement age while working for the Company.

The net periodic postretirement benefit cost was $956,000 and $986,000 for the year ended December 31, 1996 and 1995, respectfully. This includes service cost of $255,000 and $253,000, interest cost of $645,000 and $688,000, amortization of unrecognized loss of $56,000 and $45,000 for the year ended December 31, 1996 and 1995, respectively.


Accrued postretirement benefits as of December 31 were as follows:

                                                   1996 (in millions)   1995
-----------------------------------------------------------------------------
  Accumulated postretirement benefit obligation (APBO):
    Retirees and their dependents               $   4.6             $    5.6
    Active employees fully eligible to retire
      and receive benefits                          2.6                  2.4
    Active employees not fully eligible             2.7                  1.3
    Unrecognized loss                              (1.0)                (1.5)
-----------------------------------------------------------------------------
  Total APBO                                    $   8.9             $    7.8
-----------------------------------------------------------------------------


The assumed discount rate used in determining the accumulated postretire- ment benefit was 7.25% and the assumed health care cost trend rate was 10% graded to 6% over 50 years. Compensation rates were assumed to increase 6% at each year end. The health coverage for retirees and 65 and over is capped in the year 2000. The health care cost trend rate assumption has an effect on the amounts reported. An increase in the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $178,000 and increase the accumulated postretirement benefit cost for 1996 by $77,000.

5.  Federal Income Taxes:

A reconciliation of the income tax attributable to continuing operations computed at U.S. federal statutory tax rates to the income tax expense included in the statement of operations follows:


  for years ended December 31, 1996 and 1995       1996 (in millions)   1995
-----------------------------------------------------------------------------
  Income tax computed at statutory tax rate     $  30.3             $   27.4
    Bond discount accrual and investment           (4.0)                (4.0)
    Mutual company differential earnings amount     7.5                  3.4
    Other                                            .6                  5.9
-----------------------------------------------------------------------------
  Federal income tax                            $  34.4             $   32.7
-----------------------------------------------------------------------------


The components of the provision for income taxes on earnings included current tax provisions of $32.6 million and $25.7 million for the year ended December 31, 1996 and 1995, respectively, and deferred tax expense of $1.8 million and $7.0 million for the year ended December 31, 1996 and 1995, respectively.

Deferred income tax assets (liabilities):

                                                   1996 (in millions)   1995
-----------------------------------------------------------------------------
  Deferred policy acquisition costs             $(110.9)            $ (104.5)
  Investments                                     (8.1)               (16.6)
  Insurance liabilities                           139.0                132.5
  Unrealized appreciation of securities           (11.2)               (28.6)
  Other                                            (4.9)                 5.5
-----------------------------------------------------------------------------
  Deferred income tax assets (liabilities)      $   3.9             $  (11.7)
-----------------------------------------------------------------------------


Federal income taxes paid were $39.0 million and $18.2 million for 1996 and 1995, respectively.

6.  Reinsurance:

The Company is a party to various reinsurance contracts under which it receives premiums as a reinsurer and reimburses the ceding companies for portions of the claims incurred. At December 31, 1996 and 1995, life reinsurance assumed was approximately 67% and 65%, respectively, of life insurance in force.

The Company cedes that portion of the total risk on an individual life in excess of $1,000,000. For accident and health and disability policies, the Company has established various limits of coverage it will retain on any one policy owner and cedes the remainder of such coverage.

Certain statistical data with respect to reinsurance follows:


  for years ended December 31, 1996 and 1995       1996 (in millions)   1995
-----------------------------------------------------------------------------
  Direct statutory premiums                     $ 353.1             $  352.3
  Reinsurance assumed                             214.8                209.7
  Reinsurance ceded                               109.8                103.8
-----------------------------------------------------------------------------
  Net premiums                                    458.1                458.2
-----------------------------------------------------------------------------
  Reinsurance recoveries                        $  73.5             $   77.3
-----------------------------------------------------------------------------


The Company accounts for all reinsurance agreements as transfers of risk. If companies to which reinsurance has been ceded are unable to meet obligations under the reinsurance agreements, the Company would remain liable. Five reinsurers account for approximately 64% of the Company's December 31, 1996 ceded reserves for life and accident and health insurance. The remainder of such ceded reserves is spread among numerous reinsurers.

7. Surplus Notes and Lines of Credit:

On February 16, 1996, the Company issued $75 million of Surplus Notes, due March 30, 2026. Interest is payable semi-annually on March 30, and September 30 at a 7.75% annual rate. Any payment of interest on or principal of the Notes may be made only with the prior approval of the Commissioner of the Indiana Department of Insurance. The Surplus Notes may not be redeemed at the option of AUL or any holder of the Surplus Notes. Interest paid during 1996 was $3.6 million. The Company has available a $125 million committed credit facility. No amounts have been drawn as of December 31, 1996.

8. Commitments and Contingencies:

Various lawsuits have arisen in the ordinary course of the Company's business. In each of the matters, the Company believes the ultimate resolution of such litigation will not result in any material adverse impact to operations or financial condition of the Company.

9. Statutory Information:

The Company and its affiliate, State Life, prepare statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the Indiana Department of Insurance. Prescribed statutory accounting practices (SAP) currently include state laws, regulations and general administrative rules applicable to all insurance enterprises domiciled in a particular state, as well as practices described in National Association of Insurance Commissioners'(NAIC) publications.

A reconciliation of SAP surplus to GAAP surplus at December 31 follows:


  for years ended December 31, 1996 and 1995       1996 (in millions)   1995
-----------------------------------------------------------------------------
  SAP Surplus                                   $ 407.9             $  309.1
  Deferred policy acquisition costs               362.7                343.2
  Adjustments to policy reserves                 (278.3)              (285.0)
  Asset valuation and interest maintenance
     reserves                                     106.4                105.2
  Unrealized gain on invested assets               17.4                 49.9
  Surplus notes                                   (75.0)                ----
  Deferred income taxes                            16.8                 15.6
  Other, net                                       14.9                 10.9
-----------------------------------------------------------------------------
  GAAP surplus                                  $ 572.8             $  548.9
-----------------------------------------------------------------------------



A reconciliation of SAP net income to GAAP net income for the years ended December 31 follows:


 for years ended December 31, 1996 and 1995       1996 (in millions)   1995
-----------------------------------------------------------------------------
  SAP Income                                    $  51.4             $   44.2
  Deferred policy acquisition costs                19.5                 20.1
  Adjustments to policy reserves                  (15.0)               (10.7)
  Deferred income taxes                            (1.5)                (6.7)
  Other, net                                       (2.3)                (1.3)
-----------------------------------------------------------------------------
  GAAP net income                               $  52.1             $   45.6
-----------------------------------------------------------------------------


Life insurance companies are required to maintain certain amounts of assets on deposit with state regulatory authorities. Such assets had an aggregate carrying value of $4.5 million at December 31, 1996.

10. Fair Value of Financial Instruments:

The disclosure of fair value information about certain financial instruments based primarily on quoted market prices. The fair values of short-term investments and accrued investment income approximate the carrying amounts reported in the balance sheets. Fair values for fixed maturity set and equity securities, and surplus notes are based on quoted market prices where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services, or in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments.

The fair value of the aggregate mortgage loan portfolio was estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings for similar maturities.

The estimated fair values of the liabilities for policyholder funds approximate the statement values because interest rates credited to account balances approximate current rates paid on similar funds are not generally guaranteed beyond one year. Fair values for other insurance reserves are not required to be disclosed. However, the estimated fair values for all insurance liabilities are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts. The fair values of certain financial instruments along with their corresponding carrying values at December 31, 1996 and 1995 follows.



---------------------------------------------------------------------------------------------------
                                          1996         (in millions)               1995
                               Carrying                Fair             Carrying           Fair
                                Amount                 Value             Amount            Value
---------------------------------------------------------------------------------------------------
Fixed maturity securities:
  Available for sale            $1,593.4            $1,593.4         $ 1,628.8          $ 1,628.8
  Held to Maturity               3,013.6             3,144.6           2,982.4            3,255.6
Equity securities                   15.2                15.2              19.0               19.0
Mortgage loans                   1,114.6             1,186.3           1,124.7            1,229.1
Policy loans                       143.5               143.5             141.6              141.6
Surplus notes                       75.0                73.0              ---                ----
-------------------------------------------------------------------------------------------------

           LIFE AND ACCIDENT AND HEALTH COMPANIES-ASSOCIATION EDITION


                               QUARTERLY STATEMENT
                               as of June 30, 1997

                       OF THE CONDITION AND AFFAIRS OF THE

                     AMERICAN UNITED LIFE INSURANCE COMPANY

 NAIC Group Code: 0619 NAIC Company Code: 60895 Employer's ID Number: 35-0145825

       Organized under SPECIAL ACT OF UNITED STATES CONGRESS, made to the

                      INSURANCE DEPARTMENT OF THE STATE OF

                          Pursuant to the Laws Thereof

Incorporated..................................................................................November 7, 1877
Commenced Business............................................................................November 7, 1877
Reincorporated........................................November 29, 1933 under the Laws of the State of Indiana
Statutory Home Office.........................................One American Square, Indianapolis, Indiana 46204
Main Administrative Office.......................One American Square Indianapolis, Indiana 46204 (317)263-1877
Mail Address.....................................................P.O. Box 368 Indianapolis, Indiana 46206-0368
Primary Location of Books and Records. ....... . One American Square Indianapolis, Indiana 46204 (317)263-1877
Annual Statement Contact................................................Catherine B. Husman, FSA (317)263-1877 ext 1685

                                    OFFICERS
Jerry Doran Semler, Chairman of the Board, President and Chief Executive Officer

    Ray Stephen Radcliffe, FSA                  Jerry Lee Plummer                           William Russell Brown
      Executive Vice President                    Senior Vice President                       General Counsel and Secretary
    John Hardin Barbre                          George David Sapp                           Jack E Hufford
      Senior Vice President                       Senior Vice President                       Treasurer
    Charles David Lineback                      James Patrick Shanahan                      Catherine Bigot Husman, FSA
      Senior Vice President                       Senior Vice President                       Vice President and Chief Actuary
    James William Murphy                        Gerald Thomas Walker                        Scott Alex Kincaid
      Senior Vice President                       Senior Vice President                       VP and Chief Information Officer
                                                                                            Larry Sweany
                                                                                               Controller

                              DIRECTORS OR TRUSTEES

    Jerry Doran Semler, Chairman                Otto Nicholas Frenzel III                   Thomas Edward Reilly, Jr.
    Steven Claus Beering, M.D.                  David William Goodrich                      William Ray Riggs
    Arthur Lee Bryant, FSA                      William Patrick Johnson                     Yvonne Hawrany Shaheen
    James Milton Cornelius                      James Thomas Morris                         Frank Dilling Walker
    James Earl Dora                             Ray Stephen Radcliffe, FSA

State of Indiana
County of Marion

Jerry D. Semler, Chairman of the Board, President and Chief Executive Officer, and Larry Sweany, Controller, of the American United Life Insurance Company, being duly sworn each for himself deposes and says that they are the above described officers of the said insurer and that on the thirtieth day of June 1997, all of the herein described assets were the absolute property of the said insurer free and clear from any liens or claims thereon, except as herein stated, and that this statement is a full and true statement of all the assets and liabilities and of the condition and affairs of the said insurer as of the thirtieth day of June 1997, and of its income and deductions therefrom for the 6 months ended on that date, according to the best of their information, knowledge and belief, respectively.

This statement is to be subscribed and sworn to by two of the Company's Executive Officers and a statement of actuarial opinion as prescribed by the instructions of the annual statement is to be subscribed and sworn to by an actuary. Show titles of officers.

\s\ Jerry D. Semler                             \s\ Catherine B. Husman            \s\Larry Sweany
Chairman of the Board                           Vice President &                      Controller
President and Chief Executive Officer           Chief Actuary

Subscribed and sworn to before me this 5th day of August 1997          (A) Is this an original filing        Yes (X)  No( )
\s\ Rita M. Gentry                                             (B) If no: (i) state the amendment no. _____
Rita M. Gentry, County of Residence: Marion                                  (ii) Date filed                        _____
Notary public Commission expires May 25, 2001                       (iii) number of paper attached ____





                          STATEMENT AS OF JUNE 30,1997
                                     OF THE
                     American United Life Insurance Company
                                     ASSETS

                                        Current Statement Date


                                   1                   2                      3                  4                  5
                                                                                                                  December 31
                                                                                             Net Admitted Assets  Prior Year Net

                                Ledger Assets      Non-Ledger Assets     Asset not Admitted    (Cols. l+2-3)      Admitted Assets
Admitted Assets
1.   Bonds (Less $..liability for
     asset transfers with put
     options)...................4,287,885,441..................................................4,287,885,441......4,303,935,308
2.   Stocks:
    2.1 Preferred stocks. ..........3,318,780.......................................... ...........3,318,780..........3,329,440
    2.2 Common stocks..............37,410,141.....................................................37,410,141 .........7,671,445
3.    Mortgage loans on real estate:
    3.1 First liens.............1,073,416,360..................................................1,073,416,360......1,076,204,168
    3.2 Other than first liens................................................................................................
4.  Real estate:
    4.1 Properties occupied by the company (less
     $............encumbrances)....32,419,697............................................... .....32,419,697.........32,519,338
    4.2 Properties acquired in satisfaction of debt (less
     $............encumbrances).....6,895,972......................................................6,895,972..........3,010,724
    4.3. Investment real estate (less
     $............encumbrances)....42,753,863.....................................................42,753,863.........43,385,989
5.  Policy loans..................120,611,367....................................................120,611,367........121,679,425
6.  Premium notes, including $ ..................
    for first year premiums...................................................................................................
7.  Collateral loans.........................................................................................................
8.  Cash ($.....(8,303,709) )and short-term
    investments ($.15,080,000)......6,776,291......................................................6,776,291.........56,818,050
9.  Other invested assets..........39,136,246.....................................................39,136,246.........37,564,840
10. Aggregate write-ins for invested
    assets.........................14,740,925.....................................................14,740,925.........15,928,607
11. Subtotals, cash and invested assets
    (Lines 1 to ................5,665,365,084.............................................(a)..5,665,365,084......5,702,047,334
12. Reinsurance ceded:
    12.1 Amounts recoverable from reinsures........4,093,437.......................................4,093,437..............(299)
    12.2 Commissions and expense allowances due....1,217,674.......................................1,217,674............929,302
    12.3 Experience rating and other refunds due...............................................................................
13. Electronic data processing
    equipment......................11,829,757............................3,822,569.................8,007,187..........8,644,813
14. Federal income tax recoverable.............................................................................................
15. Life insurance premiums and annuity
    considerations deferred and uncollected on in
    force (Less premiums on reinsurance ceded
    and less $.....1,879,042 loading).............56,737,736......................................56,737,736.........48,593,271
16. Accident and health premiums due and
    unpaid........................................15,031,248......................................15,031,248.........15,489,951
17. Investment income due and
    accrued.......................................80,478,086......................................80,478,086.........77,148,500
18. Net adjustment in assets and liabilities due to
    foreign exchange rates.....................................................................................................
19. Receivable from parent, subsidiaries and
    affiliates.................................................................................................................
20. Amounts receivable relating to uninsured accident
    and health plans...........................................................................................................
21. Other assets nonadmitted.......12,430,830...........................12,430,830.............................................
22. Aggregate write-ins for other than invested
    assets.........................41,063,209.......1,003,136............3,877,447................38,188,898.........47,267,781
23. Total assets excluding Separate Accounts
    Business (Lines 11 to 23)...5,730,688,879.....158,561,316...........20,130,846.............5,869,119,350......5,900,120,653
24. From Separate Accounts
    Statement...................1,368,071,563..................................................1,368,071,563......1,078,742,955
25. Total (Lines 23 and 24).....7,098,760,442.....158,561,316............20,130,846............7,237,190,913......6,978,863,608
    DETAILS OF WRITE-INS




1001. Securities receivable.......14,740,925......................................................14,740,925.........15,928,607
1002...........................................................................................................................
1003...........................................................................................................................
1098. Summary of remaining write-ins for Line 10 from
      overflow page............................................................................................................
1099. Totals (Lines 1001 thru 1003 plus 1098)
      (Line 10 above).............14,740,925......................................................14,740,925.........15,928,607
2201. Reinsurance accounts
      receivable..................30,792,093........806,662.......................................31,598,755.........40,666,127
2202. State ins guarantee fund assess
      rec..........................6,393,669.......................................................6,393,669..........6,586,289
2203. Miscellaneous Group Income
      accrued.......................................196,474..........................................196,474.............15,365
2298. Summary of remaining write-ins for Line 22 from
      overflow page................3,877,447...............................3,877,447...........................................
2299. Totals (Lines 2201 thru 2203 plus 2298)
      (Line 22 above).............41,063,209.......1,003,136...............3,877,447..............38,188,898.........47,267,781
(a) Includes $.................388,386 investments in parent, subsidiaries and affiliates.


   STATEMENT AS OF JUNE 30,1997 OF THE American United Life Insurance Company

                      LIABILITIES, SURPLUS AND OTHER FUNDS


                                                                                      1                            2
                                                                                    Current                   December 31
                                                                                    Statement Date            Prior Year
---------------------------------------------------------------------------------------------------------------------------------
1.  Aggregate reserve for life policies and contracts $..4,963,661,052 less $
    included in Line 7.3 (including $........................  Modco Reserve)........4,963,661,052..........5,038,731,624
2.  Aggregate reserve for accident and health policies
   (including $ ...Modco Reserve)......................................................116,726,026.............84,047,607
3.  Supplementary contracts without life contingencies (including $..Modco
    Reserve).............................................................................1,694,554...............1,830,721
4.  Policy and contract claims:
     4.1 Life...........................................................................36,421,111..............39,129,522
     4.2 Accident and health............................................................56,094,408..............53,456,864
5.  Policyholders' dividend and coupon accumulations....................................59,724,999..............59,756,505
6.  Policyholders' dividends $.1,974,971 and coupons$...due and unpaid...................1,974,971...............2,310,276
7.  Provision for policyholders' dividends and coupons payable in following calendar year - estimated amounts:
     7.1  Dividends apportioned for payment to December 31, 1997........................18,275,271..............17,996,904
     7.2  Dividends not yet apportioned..................................................2,299,015...............2,417,404
     7.3  Coupons and similar benefits....................................................................................
8.   Amount provisionally held for deferred dividend policies not incldued in Line 7.......................................
9.  Premiums and annuity considerations received in advance less $ ....discount; including
     $............................... 1,775 accident and health premiums...................376,302................ 271,251
10.  Liability for premium and other deposit funds:
      10.1 Policyholder premiums, including $...deferred annuity liability...............2,517,603...............2,544,378
      10.2 Guaranteed interest contracts including $.....deferred annuity liability.......................................
      10.3 Other contract deposit funds, including $.....29,040,306 deferred annuity liability....................................................................37,991,701..............36,326,162
11.  Policy and contract liabilities not included elsewhere:
       11.1 Surrender values on canceled policies..........................................618,959.................779,703
       11.2 Provision for experience rating refunds,
            including $.accident and health experience rating refunds.....................................................
       11.3 Other amounts payable on reinsurance assumed...............................(3,415,628)........................
       11.4 Interest maintenance reserve................................................26,215,362..............25,778,475
12.  Commissions to agents due or accrued-life and annuity
            $2,225,139 accident and health $....................790,566..................3,015,705...............2,153,464
12A. Commissions and expense allowances payable on reinsurance assumed......................................................................2,079,814...............1,142,197
13.  General expenses due or accrued.....................................................1,371,905...............1,371,905
13A. Transfers to Separate Accounts due or accrued (net) (including $............
           (51,054,828) accrued for expense allowances recognized in reserves).........(51,292,476)............(40,141,291)
14.  Taxes, licenses and fees due or accrued, excluding federal income taxes.............10,867,879.............11,005,820
14A  Federal income taxes due or accrued, including $.on capital gains
     (excluding deferred taxes)...........................................................5,189,556..............9,438,705
15.  "Cost of collection"' on premiums and annuity considerations deferred and uncollected in excess of total loading  thereon......................................2,839,925..............2,004,056
16.  Unearned investment income...........................................................2,852,838..............2,853,678
17.  Amounts withheld or retained by company as agent or trustee.........................18,206,063.............15,289,169
18.  Amounts held for agents' account including $..2,312,195 agents' credit balances......2,312,195..............2,267,239
19.  Remittances and items not allocated.................................................35,352,395.............31,265,448
20.  Net adjustment in assets and liabilities due to foreign exchange rates...............................................
21.  Liability for benefits for employees and agents if not included above................................................
22.  Borrowed money $....... and interest thereon $............................unpaid.....................................
24.  Miscellaneous liabilities:
       24.1 Asset valuation reserve......................................................73,020,834.............73,352,970
       24.2 Reinsurance in unauthorized companies....................... ...................200,843................400,674
       24.3 Funds held under reinsurance treaties with unauthorized einsurer..............1,460,792..............1,308,829
       24.4 Payable to parent, subsidiaries and affiliates................................................................
       24.5 Drafts outstanding...............................................................13,153...............(276,634)
       24.6 Liability for amounts held under uninsured accident and health plans..........................................
       24.7 Funds held under coinsurance..................................................................................

25.  Aggregate write-ins for liabilities .................................................33,594,712.............33,494,208
26.  Total Liabilities excluding Separate Accounts business (Lines 1 to 25)............5,462,261,840..........5,512,307,833
27.  From Separate Accounts Statement..................................................1,368,071,563..........1,078,742,955
28.  Total Liabilities (Lines 26 and 27)...............................................6,830,333,403..........6,591,050,788
29.  Common capital stock..................................................................................................
30.  Preferred capital stock...............................................................................................
31.  Aggregate write-ins for other than special surplus funds..............................................................
32.  Surplus notes........................................................................75,000,000.............75,000,000
34.  Aggregate write-ins for special surplus funds.........................................................................
35.  Unassigned funds (surplus)..........................................................331,857,510............312,812,820
36.  Less treasury stock, at cost:
       (1) ................shares common (value included in Line 29 $........................)..............................
       (2) ................shares preferred (value included in Line 30 $.......................)............................
37.  Surplus (total Lines 31 + 32 + 33 + 34 + 35- 36) (including $...
     in Separate Accounts Statement).....................................................406,857,510............387,812,820
38.  Totals of Lines 29, 30 and 37.......................................................406,857,510............387,812,820
39.  Totals of Lines 28 and 38.........................................................7,237,190,913..........6,978,863,608
               DETAILS OF WRITE-INS
2501.  Accounts payable....................................................................7,611,474..............9,207,266
2502.  Amounts due reinsures..............................................................16,176,925.............14,454,817
2503.  Reserve for unclaimed funds...........................................................200,139................217,738
2598.  Summary of remaining write-ins for Line 25 from overflow page.......................9,606,175..............9,614,387
2599.  Totals (Lines 2501 thru 2503 plus 2598)(Line 25 above).............................33,594,712.............33,494,208
3101.......................................................................................................................
3102.......................................................................................................................
3103.......................................................................................................................
3198.  Summary of remaining write-ins for Line 31 from overflow page.......................................................
3199.  Totals (Lines 3101 thru 3103 plus 3198)(Line 31 above)..............................................................
3401.......................................................................................................................
3402.......................................................................................................................
3403.......................................................................................................................
3498. Summary of remaining write-ins for Line 34 from overflow page.........................................................
3499. Totals (Lines 3401 thru 3403 plus 3498)(Line 34 above)................................................................


   STATEMENT AS OF JUNE 30,1997 OF THE American United Life Insurance Company
                              SUMMARY OF OPERATIONS
                 (Excluding Unrealized Capital Gains and Losses)

                                                                           1                      2                  3

                                                                        Current Year          Prior Year       Prior Year Ended
                                                                         To Date              Year to Date      December 31

1.   Premiums and annuity consideration...............................220,109,053.............215,109,735........425,488,077
1A.  Deposit-type funds...............................................293,230,324.............258,409,176........537,242,735
2.   Considerations for supplementary contracts with life
     contingencies...................... ..................................38,347..................85,071............160,426
3.   Considerations for supplementary contracts without life
     contingencies and dividend accumulations..............................47,219..................37,997.............39,426
3A.  Coupons left to accumulate at interest..................................................................................
4.   Net investment income (includes $ ... equity in undistributed income or loss of subsidiaries)..................................220,291,924.............223,441,998.........448,627,558
4A.  Amortization of interest maintenance reserve (IMR).................2,031,083...............1,483,280...........3,367,820
4B.  Net gain from operations from Separate Accounts Statement................................................................
5.   Commissions and expenses ceded.....................................6,577,797...............6,654,240..........12,586,492
5A.  Reserve adjustments on reinsurance ceded...........................1,489,326...............1,227,551...........2,566,330
6.   Aggregate write-ins for miscellaneous income.......................2,010,769...............1,043,587............2,649,798
7.   Totals (Lines 1 to 6)............................................745,825,841.............707,492,635........1,432,728,663
8.   Death benefits....................................................64,144,842..............64,899,005..........122,653,076
9.   Matured endowments (excluding guaranteed annual pure
     endowments)..........................................................370,613.................345,895..............860,327
10.  Annuity benefits..................................................48,652,698..............47,714,721...........96,514,839
11.  Disability benefits and benefits under accident and health policies..........................................................38,163,104..............33,174,904...........71,435,992
11A. Coupons, guaranteed annual pure endowments and similar
     benefits.................................................................................................................
12.  Surrender benefits and other fund withdrawals....................325,438,669.............295,672,482..........608,245,645
13.  Group conversions......................................................7,847...................5,806...............11,489
14.  Interest on policy or contract funds...............................2,142,870...............3,107,321............6,289,171
15.  Payments on supplementary contracts with life
     contingencies........................................................219,489.................165,581..............361,424
16.  Payments on supplementary contracts without life contingencies and of dividend accumulations........................................................238,352.................287,755..............493,379
16A. Accumulated coupon payments..............................................................................................
17.  Increase in aggregate reserves for life and accident and health policies and contracts...........................................(42,392,154)............(44,984,518).........(76,383,555)
17A. Increase in liability for premium and other deposit funds. .........(921,635)..............1,001,596.............2,488,128
18.  Increase in reserve for supplementary contracts without life contingencies and for dividend and coupon accumulation............................................(136,167)..............(193,221).............(360,916)
19.  Totals (Lines 8 to 18)............................................435,928,528...........401,197,327............832,608,999
20.  Commissions on premiums and annuity considerations (direct business only)..............................................................27,458,447............25,400,388.............51,010,048
21.  Commissions and expense allowances on reinsurance assumed..........19,879,088............17,308,662.............35,242,773
22.  General insurance expenses.........................................53,551,050............44,056,850.............95,822,094
23.  Insurance taxes, licenses and fees, excluding federal income taxes..............................................................5,218,566.............4,627,213..............8,092,695
24.  Increase in loading on and cost of collection in excess of loading on deferred and uncollected premiums..................................(75,120)...............58,616................466,801
24A. Net transfers to or (from) Separate Accounts.......................181,410,734..........176,444,161............309,402,914
25.  Aggregate write-ins for deductions................................(27,175,186).........(12,540,332)............(2,904,278)
26.  Totals (Lines 19 to 25)...........................................696,196,108...........656,552,885..........1,329,742,045
27.  Net gain from operations before dividends to policyholders and before federal income taxes (Line 7 minus Line 26).............49,629,734............50,939,750............102,986,618
28.  Dividends to policyholders.........................................12,154,929............12,123,550.............22,230,819
29.  Net gain from operations after dividends to policyholders and before federal income taxes (Line 27 minus Line 28)...........37,474,805............38,816,200.............80,755,799
30.  Federal income taxes incurred (excluding tax on capital gains).............................................................14,784,369............12,538,633.............28,219,209
31.  Net gain from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses)
     (Line 29 minus Line 30)............................................22,690,436............26,277,567.............52,536,590

32.  Net realized capital gains or (losses) less capital gains tax and transferred to the IMR.........................................(2,323,015)..........(1,123,662).............(3,262,974)
33.  Net income (Line 31 plus Line 32)...................................20,367,421..........25,153,905..............49,273,616
                           CAPITAL AND SURPLUS ACCOUNT
34.  Capital and surplus, December 31, prior year.......................387,812,820.........289,363,821.............289,363,821
35.   Net income (Line 33)...............................................20,367,421..........25,153,905..............49,273,616
36.  Change in net unrealized capital gains or (losses).....................178,588...........1,742,834...............1,673,030
37.  Change in non-admitted assets and related items....................(2,033,287)..........(2,418,881).............(4,471,464)
38.  Change in liability for reinsurance in unauthorized companies..........199,831............(152,628)................(46,919)
39.  Change in reserve on account of change in valuation basis,
    (increase) or decrease..........................................................................................(19,014,847)
40.  Change in asset valuation reserve......................................332,136..........(3,374,358).............(1,592,868)
41.  Change in treasury stock..................................................................................................
42.  Other changes in surplus in Separate Accounts Statement...................................................................
43.  Capital changes:
      a.  Paid in..............................................................................................................
      b. Transferred from surplus (Stock Dividend).............................................................................
      c. Transferred to surplus................................................................................................
44.  Surplus adjustment
      a.  Paid in..............................................................................................................
      b. Transferred to capital (Stock Dividend)...............................................................................
      c. Transferred from capital..............................................................................................
      d. Change in surplus as a result of reinsurance..........................................................................
45.   Dividends to stockholders................................................................................................
46.  Aggregate write-ins for gains and losses in surplus.....................................75,000,000..............72,628,452
47.  Net change in capital and surplus for the year (Lines 35 thru 46)....19,044,689.........95,950,872..............98,448,999
48.  Capital and surplus, as of statement date (Lines 34+ 47)............406,857,509........385,314,693.............387,812,820
      DETAILS OF WRITE-INS
0601. Miscellaneous income.................................................2,010,769..........1,043,587...............2,649,798
0602...........................................................................................................................
0603...........................................................................................................................
0698. Summary of remaining write-ins for Line 6 from overflow page...........................................................
0699. Totals (Lines 0601 thru 0603 plus 0698),(Line 6 above)...............2,010,769..........1,043,587...............2,649,798
2501. Liability gains (losses)subject to IMR amortization...................................(2,612,422).............(2,612,422)
2502. Reserve adjustments on reinsurance assumed........................(26,575,714)...........(6,485)...............(204,510)
2503. Transfer of health reserves...........................................(599,972).........(520,697).............(1,082,363)
2598. Summary of remaining write-ins for Line 25 from overflow page...... ...... 500........(9,400,728)................995,017
2599. Totals (Lines 2501 thru 2503 plus 2598)(Line 25 above).............(27,175,186)......(12,540,332).............(2,904,278)
4601. Issuance of surplus notes.............................................................75,000,000..............75,000,000
4602. Transfer to separate account for reserve revaluation.........................................................(1,361,473)
4603. APBO calculation error..................................................................................................
4698. Summary of remaining write-ins for Line 46 from overflow page ...............................................(1,010,074)
4699. Totals (Lines 4601 thru 4603 plus 4698)(Line 46 above)................................75,000.000..............72,628,453


    STATEMENT AS OF JUNE 30,1997 OF THE AmericanUnited Life Insurance Company

                                    CASH FLOW

                                                                                              1                  2
                                                                                      Current Year     Prior Year Ended
                            Cash for Operations                                        to Date         December 31

1.    Premiums and annuity considerations.........................................219,694,530............419,170,789
2.    Deposit-type funds..........................................................286,994,509............526,298,866
3.    Considerations for supplementary contracts with life
      contingencies....................................................................38,347................160,426
4.    Considerations for supplementary contracts without life contingencies and dividend accumulations..........................................................47,219.................39,425
5.    Coupons left to accumulate at interest........................................................................
6.    Net investment income.......................................................219,564,247............455,471,134
7.    Commissions and expense allowances on reinsurance ceded.......................8,069,263.............13,906,271
8.    Aggregate write-ins for miscellaneous
      income......................................................................25,576,296...............3,556,563
9.    Total (Lines 1 to 8)............................................ ..........759,984,411...........1,418,603,474
10.   Death benefits..............................................................69,145,866.............122,253,453
11.   Matured endowments.............................................................370,613.................860,327
12.   Annuity benefits............................................................48,699,137..............96,620,686
13.   Disability benefits and benefits under accident and health policies....................................................................37,277,957..............63,819,047
14.   Coupons, guaranteed annual pure endowments and similar
      benefits......................................................................................................
15.   Surrender benefits and other fund withdrawals..............................325,553,014.............608,898,269
16.   Group conversions................................................................7,847..................11,489
17.   Interest on policy or contract funds.........................................2,163,120...............6,177,620
18.   Payments on supplementary contracts with life contingencies....................221,158.................359,756
19.   Payments on supplementary contracts without life contingencies and dividend accumulations........................................................238,972.................494,626
20.   Accumulated coupon payments...................................................................................
21.   Total (Lines 10 to 20).....................................................483,677,684.............899,495,273
22.   Commissions on premiums and annuity considerations..........................26,596,206..............51,254,194
23.   Commissions and expense allowances on reinsurance assumed...................18,941,472..............34,836,980
24.   General insurance expenses..................................................53,551,050..............95,573,946
25.   Insurance taxes, licenses and fees, excluding federal income taxes...........6,017,700...............9,396,880
26.   Net transfers to or (from) Separate Accounts...............................192,561,919..............328,677,755
27.   Aggregate write-ins for deductions............................................2,907,441...............4,625,125
28.   Total (Lines 21 to 27)......................................................784,253,471...........1,423,860,153
29.   Dividends paid to policyholders..............................................12,330,256..............20,963,866
30.   Federal income taxes (excluding tax on capital gains)........................19,033,518..............34,103,028
31.   Total (Lines 28 to 30)......................................................815,617,245...........1,478,927,047
32.   Net cash from operations (Line 9 minus Line 31).............................(55,632,834)...........(60,323,573)
                            Cash from Investments
33.   Proceeds from investments sold, matured or repaid:
      33.1 Bonds...................................................................236,374,132............589,808,355
      33.2 Stocks...................................................................29,663,112..............28,610,205
      33.3 Mortgage loans...........................................................45,929,528............171,820,125
      33.4 Real estate.................................................................482,627..............3,065,091
      33.5 Collateral loans..........................................................................................
      33.6 Other invested assets...........................................................................15,305,387
      33.7 Net gains or (losses) on cash and short -term investments.....................(123)...................(77)
      33.8 Miscellaneous proceeds....................................................1,187,682.......................
      33.9 Total investment proceeds (Lines 33.1 to 33.8)...........................13,636,958.............808,609,087
34.   Net tax on capital gains (losses)..............................................(885,919)...............3,670,335
35.   Total (Line 33.9 minus Line 34)..............................................314,522,877.............804,938,752

36.   Cost of investments acquired (Long-term only):
      36.1 Bonds...................................................................213,651,217.............619,035,335
      36.2 Stocks...................................................................58,559,000..............19,053,279
      36.3 Mortgage loan............................................................52,456,149.............158,974,250
      36.4 Real estate...............................................................1,401,447...............4,640,692
      36.5 Collateral loans...........................................................................................
      36.6 Other invested assets....................................................1,578,840...............28,920,874
      36.7 Miscellaneous applications........................................................................2,649,278
      36.8 Total investments acquired (Lines 36.1 to 36.7)........................327,646,653..............833,273,708
37.   Net increase (or decrease) in policy loans and premium notes................(1,068,058)................1,396,227
38.   Net cash from investments (Line 35 minus Line 36.8 minus (plus) Line 37)...(12,055,717)..............(29,731,183)
                            Cash from Financing and Miscellaneous Sources
39.   Cash provided:
      39.1 Surplus notes, capital and surplus paid in........................................................75,000,000
      39.2 Borrowed  money $..................  less amounts repaid $..................................................
      39.3 Other cash provided.....................................................20,681,259................26.642,878
      39.4 Total other cash provided (Lines 39.1 to 39.3)..........................20,681,259...............101,642,878
40.   Cash applied:
      40.1 Dividends to stockholders paid...............................................................................
      40.2 Interest on indebtedness.....................................................................................
      40.3 Other applications (net).................................................3,034,467.................26,979,594
      40.4 Total (Lines 40.1 and 40.3)..............................................3,034,467.................26,979,594
41.   Net cash from financing and  miscellaneous sources (Line 39.4 minus Line 41)..7,646,792.................74,663,284

               RECONCILIATION OF CASH AND SHORT-TERM INVESTMENTS

42.   Net change in cash and short term investments (Line 32,  plus Line 38, plus Line
      40.4)......................................................................(50,041,759)...............(15,391,472)
43.   Cash and short-term investments:
      43.1 Beginning of year.......................................................56,818,050................72,209,522
      43.2 End of period (Line 42 plus Line 43.1)...................................6,776,291................56,818,050

      DETAILS OF WRITE-INS


0801.   Miscellaneous income........................................................1,829,660.................2,634,433
0802.   Transfers of health reserves..................................................599,972...................884,687
0803.   Reserve adjustment on reinsurance assumed..................................23,146,664....................37,443
0898.   Summary of remaining write-ins for Line 08 from overflow page..................................................
0899.   Totals (Lines 0801 thru 0803 plus 0898) ( Line 08 above)...................25,576,296.................3,556,563
2701.   Miscellaneous interests.....................................................2,906,941.................3,630,108
2702.   Fines and penalties...............................................................500.......................289
2703.   Group marketing service fee.............................................................................994,728
2798.   Summary of remaining write-ins for Line 27 from overflow page..................................................
2799.   Totals (Lines 2701 thru 2703 Plus 2798) (Line 27 above).....................2,907,441..................4,625,125

    STATEMENT AS OF JUNE 30,1997 OF THE American United Life Insurance Company
                         RECONCILIATION OF LEDGER ASSETS

                                                                                     1                              2
                                                                                   Current                  Prior Year Ended
                                                                                   Year to Date               December 31
                     INCREASES IN LEDGER ASSETS

1.  Premiums on life policies and annuity considerations............................168,594,277................320,802,367
1A  Deposit-type funds..............................................................286,994,509................526,298,866
2.  Accident and health cash premiums, including $...policy, membership and other fees.............................................................................51,100,252.................98,368,422
3.  Considerations for supplementary contracts with life contingencies...................38,347....................160,426
4.  Considerations for supplementary contracts without life contingencies, including
    $..........disability................................................................47,219.....................39,426
5.  Dividends left with the company to accumulate at interest.............................................................
5A. Coupons left with the company to accumlate at interest................................................................
6.  Gross investment income.........................................................231,690,014................479,728,581
7.  Increase in capital and paid in or contributed surplus................................................................
8.  Borrowed money gross $ .... less amount repaid $......................................................................
9.  Commissions and expense allowances on reinsurance ceded...........................6,289,424.................12,384,884
9A. Reserve adjustments on reinsurance ceded..........................................1,779,838..................1,521,387
10. From sale or maturity of ledger assets............................................6,064,208.................15,982,297
11. By adjustment in book value of ledger assets........................................207,319..................2,010,188
12. Aggregate write-ins for increases in ledger assets...............................32,840,180................183,536,415
13. Total increases in Ledger Assets (Lines 1 through 12)...........................785,645,590..............1,640,833,259
                     DECREASES IN LEDGER ASSETS
14. Policy and contract claims:
    14.1 Life........................................................................69,516,479................123,113,779
    14.2 Accident and health.........................................................37,277,957.................63,819,049
15. For annuities with life contingencies, excluding payments on supplementary contacts (including cash refundpayments)........................48,699,137.................96,620,686
16. Premium notes and liens voided by lapse, less $...............restorations............................................
17. Surrender benefits and other fund withdrawals...................................245,402,121................689,049,162
17A. Group conversions....................................................................7,847.....................11,489
17B. Interest on policy or contract funds.............................................2,163,120..................6,177,620
18.  Dividends to policyholders:
    18.1 Life insurance and annuities................................................11,221,142.................20,614,747
    18.2 Accident and health..........................................................1,109,114....................349,119
18A. Coupons, guaranteed annual pure endowments and similar benefits......................................................
19. Total Paid Policyholders........................................................415,396,918................999,755,651
20. Paid for claim on supplementary contracts:
    20.1 With life contingencies........................................................221,158....................359,756
    20.2 Without life contingencies.....................................................238,972....................494,626
    20.3 Total paid for claims an supplementary contracts (Lines 20.1 plus
          20.2).........................................................................460,129....................854,382
21. Dividends and interest thereon held on deposit disbursed..............................................................
21A. Coupons and interest thereon held on deposit disbursed...............................................................
22. Commissions to agents (direct business only):
    22.1 Life insurance and annuities, including $.......... 71,868 commuted commissions..................................................................19,394,211.................38,029,253
    22.2 Accident and health, including $...............14,857 commuted commissions...................................................................7,201,995.................13,224,940
    22.3 Policy, membership and other fees retained by agents..............................................................
    22.4 Total commissions to agents (Lines 22.1 through 22.3)........................26,596,206.................51,254,193
22A Commissions and expense allowances on reinsurance assumed.........................18,941,472.................34,836,980
23. General expenses..................................................................60,656,369................109,722,786
    23.1 Taxes, licenses and fees, excluding federal income taxes......................8,218,883.................13,995,404
    23.2 Federal income taxes, including $................ (885,919) on capital gains
     .................................................................................18,147,599.................37,773,363
24. Decrease in capital and paid in or contributed surplus.................................................................
25. Paid stockholders for dividends (cash $.......... stock $.............)................................................
26. Borrowed money repaid gross $.................. less amount borrowed $.................................................
27. Interest on borrowed money.............................................................................................
27A Net transfers to or (from) Separate Accounts......................................192,561,919...............328,677,755
28. From sale or maturity of Ledger assets..............................................6,805,172................10,036,637
29. By adjustment in book value of ledger assets........................................1,839,017.................3,974,340
30. Aggregate write-ins for decreases in ledger assets.................................80,243,704.................5,149,211
31. Total Decrease in Ledger Assets (Sum of Lines 19, 20.3, 21, 21A,
    and 22.4 through 30)..............................................................829,867,388.............1,596,030,702
                     RECONCILIATION
32. Amount of ledger assets December 31st of prior year.............................5,774,910,678.............5,730,108,121
33. Increase or (decrease) in ledger assets (Line 13 minus Line 31)..................(44,221,798)................44,802,557
34. Total = LedgerAssets as of statement date......................................5,730,688,879..............5,774,910,678


                     DETAILS OF WRITE-INS



1201. Miscellaneous income...........................................................1,829,660....................2,634,433
1202. Increase in amounts withheld/retained as agent or trustee......................2,916,894.............................
1203. Increase in accounts payable................................................................................3,274,239
1298. Summary of remaining write-ins for Line 12 from overflow page.................28,093,625...................77,627,743
1299. Totals (Lines 1201 thru 1203 plus 1298)(Line 12 above).....................  .32,840,180..................183,536,415
3001. Decreasein amounts due reinsurers....................................................................................
3002. Miscellaneous interest.........................................................2,906,941....................3,630,108
3003. Decrease in suspense..........................................................75,791,759.............................
3098. Summary of remaining write-ins for Line 30 from overflow page..................1,545,004....................1,519,103
3099. Totals (Lines 3001 thru 3003 plus 3098)(Line 30 above)........................80,243,704....................5,149,211


    STATEMENT AS OF JUNE 30,1997 OF THE AmericanUnited Life Insurance Company

                           OVERFLOW PAGE FOR WRITE-INS


LQ002 Additional Aggregate Lines for Page 02 Line 22.
*ASSETS
2204  Prepaid expenses...........................................2,990,178.......2,990,178..................................
2005  Autos less depreciation......................................887,269.........887,269..................................
2297  Summary of remaining write-ins from Line 21 from Page 02...3,877,447.......3,877,447..................................

LQ003 Additional Aggregate Lines for Page 03 Line 25.
*LIAB
2504. Interest on contract funds...............................................................343,779...............449,099
2505. Miscellaneous interest...................................................................231,530...............216,669
2506. Accumulated post  retirement benefits liability........................................9,030,866.............8,948,619
2507........................................................................................................................
2508........................................................................................................................
2597. Summary of remaining write-ins for Line 25 from Page 03.................................9,606,175............9,614,387

LQ004 Addifional Aggregate Lines for Page 04 Line 25.
*SUMOPS
2405. Separate account transfer credits.....................................................(9,901,016)......................
2505. Marketing services fees..................................................................499,999................994,728
2506. Fines and penalties.............................................................500..........289...................289
2507........................................................................................................................
2597. Summary of remaining write-ins for Line 25 from Page 04.........................500...(9,400,728)...............995,017

LQ006 Additonal Aggregate Lines for Page 06 Line 12-
*RECON
1204. Reserve adjustments on reinsurance assumed.......................................................................37,442
1205. Increase in suspense.........................................................................................86,571,638
1206. Increase in ledger liabilities........................................................2,443,823........................
1207. Increase in amounts due reinsurers....................................................1,903,166..............15,133,976
1208. Transfer of health reserves.............................................................599,972.................884,687
1209. Increase in surplus notes balance............................................................................75,000,000
1210. Other adjustments on reinsurance assumed............................................23,146,664.........................
1297. Summary of remaining write-ins for Line 12 from Page 06.............................28,093,625..............177,627,743

LQ006 Addifional Aggregate Lines for Page 06 Line 30.
*RECON
3004. Reserve adjustments on reinsurance assumed............................................................................
3005. Fines and penalties.......................................................................500......................289
3006. Transfer of health reserves...........................................................................................
3007. Marketing services fees........................................................................................994,728
3008. Decrease in amounts withheld/retained as agent or trustee......................................................458,962
3009. Decrease in ledger liabilities..................................................................................65,124
3010. Decrease in accounts payable........................................................1,544,504.........................
3097. Summary of remaining write-ins for Line 30 from Page 06.............................1,545,504................1,519,103

LQ009 Adddaitional Aggregate Lines for Page 09 Line 18.
*SCBPT1SN1
1804. Sold to another investor...............................................................................................
1805. Loss on foreclosed mortgages........................................5,643,508..........................................
1897. Summary of remaining write-ins for line 18 from page 09.............5,643,508..........................................


                                     PART II

Undertaking to File Reports

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Rule 484 Undertaking
Article IX, Section 1 of the by-laws of American United Life Insurance Company(R) ("AUL") provides as follows:

         The corporation shall indemnify any director or officer or former director or officer of the corporation against expenses actually and reasonably incurred by him (and for which he is not covered by insurance) in connection with the defense of any action, suit or proceeding (unless such action, suit or proceeding is settled) in which he is made a party by reason of being or having been such director or officer, except in relation to matters as to which he shall be adjudged in such action, suit or proceeding, to be liable for negligence or misconduct in the performance of his duties. The corporation may also reimburse any director or officer or former director or officer of the corporation for the reasonable costs of settlement of any such action, suit or proceeding, if it shall be found by a majority of the directors not involved in the matter in controversy (whether or not a quorum) that it was to the interest of the corporation that such settlement be made and that such director or officer was not guilty of negligence or misconduct. Such rights of indemnification and reimbursement shall not be exclusive of any other rights to which such director or officer may be entitled under any By-law, agreement, vote of members or otherwise.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person of the Depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Section 26(e)(2) Representation

     AUL, the sponsoring insurance company of the AUL American Individual Variable Life Unit Trust, hereby represents that the fees and charges deducted under the Policies are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by AUL.



Rule 6e-3(T) Representation

     This filing is made pursuant to Rule 6e-3(T) nd Rule 6c-3 under the Investment Company Act of 1940.

Contents of Registration Statement

         This Registration Statement on Form S-6 comprises the following papers and documents:

                  The facing sheet.
                  Reconciliation and tie.
                  The   Prospectus    consisting   of   107 pages    (including
                    illustrations).
                  The undertaking to file reports.
                  The undertaking  pursuant to Rule 484.
                  The representation pursuant to Section 26(e)(2).
                  The Rule 6e-3(T) representation.
                  The signatures.
                  Written consent of the following persons (included
                    in the exhibits shown below):
                    Independent Public Accountants
                    Dechert Price & Rhoads
                    Actuary

The following exhibits:

         1.       (1)      Resolution of the Board of Directors of the Depositor
                           dated July 10, 1997 concerning AUL American
                           Individual Variable Life Unit Trust(3)

                  (2)      Inapplicable

                  (3)      (a) Inapplicable

                           (b) Inapplicable

                           (c) Schedule of Sales Commissions

                  (4)      Inapplicable

                  (5)      (a) Form of Flexible Premium Adjustable Variable Life
                               Insurance Policy(3)

                           (b) Form of Last Survivor Rider(3)

                           (c) Form of Waiver of Monthly Deduction Disability(3)

                           (d) Form of Guaranteed Insurance Option(3)

                           (e) Form of Children's Benefit Rider(3)

                           (f) Form of Other Insured/Same Insured Rider(3)

                           (g) Form of Waiver of Premium Disability(3)

                           (h) Form of Automatic Increase Rider(3)

                           (i) Form of Guaranteed Minimum Death Benefit Rider(3)

                           (j) Form of Accelerated Death Benefit Rider(3)

                           (k) Form of Joint  First-to-Die  Level Term Insurance
                               Rider(3)

                  (6)      (a) Articles of Incorporation of American United Life
                               Insurance Company(R) (1)

                           (b) By-laws  of  American   United   Life   Insurance
                               Company(R) (1)

                  (7)      Inapplicable

                  (8)      (a) Form of Participation  Agreement between American
                               United  Life   Insurance   Company(R)  and  Alger
                               American Fund (2)

                           (b) Form of Participation  Agreement between American
                               United Life Insurance Company(R) and American Century Variable Portfolios, Inc. (2)

                           (c) Form of Participation  Agreement between American
                               United Life Insurance Company(R) and Fidelity Variable Insurance Products Fund (1)

                           (d) Form of Participation  Agreement between American
                               United Life Insurance Company(R) and Fidelity Variable Insurance Products Fund II (1)

                           (e) Form of Participation  Agreement between American
                               United Life Insurance Company(R) and T. Rowe Price Equity Series, Inc. (2)

                  (9)      Inapplicable

                  (10)     Form  of   Application   for   Flexible   Premium
                           Adjustable Variable Life Insurance Policy

         2.       Opinion and consent of legal  officer of American  United Life
                  Insurance   Company(R)  as  to  legality  of  Policies   being
                  registered

         3.       Inapplicable

         4.       Inapplicable

         5.       Inapplicable

         6.       Consent of Independent Accountants

         7.       Consent of Dechert Price & Rhoads

         8.       Opinion of Actuary

         9.       Memorandum  Describing  Issuance,   Transfer,  and  Redemption
                  Procedures(3)

         10.      Powers of Attorney
---------------

(1) Incorporated herein by reference to the registration statement of AUL Unit Trust (File No. 33-31375) on Form N-4.

(2) Incorporated herein by reference to the registration statement of AUL American Individual Unit Trust (File No. 33-79562) on Form N-4.

(3) Filed with the Registrant's initial registration statement on Form S-6 (File No. 333-32531) on July 31, 1997.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant, AUL American Individual Variable Life Unit Trust, has duly caused this pre-effective amendment no. 1 to the registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Indianapolis, and the state of Indiana, on the 18th day of November, 1997.

                               AUL AMERICAN INDIVIDUAL VARIABLE LIFE UNIT TRUST
                                            (Registrant)

                               By:  American United Life Insurance Company

                               By:  Jerry D. Semler*
                                    Name:  Jerry D. Semler
                                    Title: Chairman of the Board, President,
                                           and Chief Executive Officer


                               AMERICAN UNITED LIFE INSURANCE COMPANY(R)
                                            (Depositor)

                               By:  Jerry D. Semler*
                                    Name:  Jerry D. Semler
                                    Title: Chairman of the Board, President,
                                           and Chief Executive Officer


* By:  /s/ Richard A. Wacker
       ______________________
       Richard A. Wacker as attorney-in-fact

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
pre-effective amendment no. 1 to the registration statement has been signed below by the following persons in the capacities and on the date indicated.

Name                      Capacity                                              Date

Jerry D. Semler*          Director, President, and Chief Executive Officer      November 18, 1997

James W. Murphy*          Principal Financial and Accounting Officer            November 18, 1997

Steven C. Beering, M.D.   Director                                              November 18, 1997

Arthur L. Bryant*         Director                                              November 18, 1997

James E. Cornelius*       Director                                              November 18, 1997

James E. Dora*            Director                                              November 18, 1997

Otto N. Frenzel III*      Director                                              November 18, 1997

David W. Goodrich         Director                                              November 18, 1997

William P. Johnson*       Director                                              November 18, 1997

James T. Morris           Director                                              November 18, 1997

R. Stephen Radcliffe*     Director                                              November 18, 1997

Thomas E. Reilly, Jr.     Director                                              November 18, 1997

William R. Riggs          Director                                              November 18, 1997

Yvonne H. Shaheen*        Director                                              November 18, 1997

Frank D. Walker*          Director                                              November 18, 1997


* By:  /s/ Richard A. Wacker
       _______________________________
       Richard A. Wacker as attorney-in-fact

* Powers of Attorney included herein.

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                               EXHIBITS FILED WITH
                                    FORM S-6



                For Registration Under the Securities Act of 1933
                     of Securities of Unit Investment Trust
                            Registered on Form N-8B-2




                AUL AMERICAN INDIVIDUAL VARIABLE LIFE UNIT TRUST
                  OF AMERICAN UNITED LIFE INSURANCE COMPANY(R)



Exhibit Number                                       Name of Exhibit

1.(3)(c)                                             Schedule of Sales Commissions

1.(10)                                               Form of Application for  Flexible Premium Adjustable Variable Life Insurance
                                                     Policy

1.(2)                                                Opinion and consent of legal officer of American United Life Insurance
                                                     Company (R) as to legality of Policies being registered.

1.(6)                                                Consent of Independent Accountants

1.(7)                                                Consent of Dechert Price & Rhoads

1.(8)                                                Opinion of Actuary

10                                                   Powers of Attorney
